     You should read the following discussion and analysis of the financial condition and the results of operations of Celanese together with Celanese’s Consolidated Financial Statements and the notes to those financial statements, which were prepared in accordance with U.S. GAAP.

     Investors are cautioned that the forward-looking statements contained in this section involve both risk and uncertainty. Several important factors could cause actual results to differ materially from those anticipated by these statements. Many of these statements are macroeconomic in nature and are, therefore, beyond the control of management. See “Forward-Looking Statements May Prove Inaccurate" located at the end of this section.

Basis of Presentation

     On October 22, 1999, the effective date of the demerger, Celanese was formed through the demerger of the principal industrial chemicals businesses and some other businesses and activities from Hoechst. Hoechst distributed all of the outstanding shares of Celanese to existing Hoechst shareholders.

     The Consolidated Financial Statements reflect, for the periods indicated, the financial condition, results of operations and cash flows of Celanese and its wholly-owned subsidiaries and have been presented to show separately the effects of discontinued operations. See “Summary of Consolidated Results — 2002 Compared with 2001 — Discontinued Operations.”

     The financial condition, results of operations and cash flow of Celanese have been, and may in the future be, affected by special charges. Special charges include provisions for restructuring, asset impairments and other unusual expenses and income incurred outside the ordinary course of business. Special charges totaled €1 million of income in 2002 and expense of €496 million and €21 million in 2001 and 2000, respectively. For a further discussion of special charges, see “Summary by Business Segment — 2002 Compared with 2001 — Special Charges,” “Summary of Consolidated Results — 2002 Compared with 2001 — Special Charges,” “Summary by Business Segment — 2001 Compared with 2000 — Special Charges” and “Summary of Consolidated Results — 2001 Compared with 2000 — Special Charges.”

     Effective January 1, 2002, Celanese adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, and accordingly applied the standards of the statement prospectively. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and provides that goodwill and some intangibles no longer be amortized on a recurring basis. Instead, goodwill and intangible assets with an indefinite life are subject to an initial impairment test upon adoption of SFAS No. 142 and at least annually thereafter. The related charges in 2001 were a net expense of €77 million in selling, general and administrative expense and €6 in equity in net earnings of affiliates. Additionally, SFAS No. 142 requires that any unamortized negative goodwill (excess of fair value over cost) on the balance sheet be written off immediately and classified as a cumulative effect of change in accounting principle in the consolidated statement of operations. As a result, income of €10 million was recorded to cumulative effect of changes in accounting principles in Celanese’s Consolidated Statement of Operations in the first quarter of 2002.

     Effective October 2002, Celanese early adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities and accordingly applied the statement prospectively to exit and disposal activities initiated after September 30, 2002. See “Summary of Consolidated Results — 2002 Compared with 2001 — Special Charges”.

     In 2002, Celanese changed the actuarial valuation measurement date for its U.S. pension and other postretirement benefit plans from September 30 to December 31. Celanese believes this method is preferable in the circumstances because a calendar year reporting will bring the valuation date in line with Celanese’s fiscal year-end reporting and allow for a more current measurement of the related actuarial components. Celanese accounted for this as a change in accounting principle, which resulted in a cumulative effect adjustment in 2002. As a result, income of €9 million, net of income taxes of €5 million, was recorded to cumulative effect of change in accounting principles in Celanese’s consolidated statement of operations. In addition, this change reduced total 2002 pension expense by approximately €14 million.

     Celanese evaluates performance based on operating profit, net earnings, cash flows and other measures of financial performance reported in accordance with U.S. GAAP. Besides these measures, earnings before interest, taxes, depreciation and amortization (“EBITDA”), excluding special charges, is considered appropriate for evaluating the performance of its operating segments as it closely reflects cash flow management. EBITDA, which may be calculated differently by other companies, is calculated by adding depreciation and amortization expense back to operating profit (loss). Celanese excludes special charges from EBITDA for better comparability between periods. EBITDA eliminates the effect of depreciation and amortization of tangible and intangible assets.

Major Events in 2002

Enhancing the value of Celanese’s portfolio:

  Acquisition of the European emulsions and global emulsion powders business from Clariant AG, Switzerland
  Divestiture of Trespaphan, the oriented polypropylene (OPP) film business
  Formation of a 50/50 European joint venture with Hatco Corporation, U.S. for production and marketing of neopolyol esters, a basic raw material for synthetic lubricants

Continuing internal growth activities:

  Start-up of a new 30,000 ton per year GUR® ultra-high molecular weight polyethylene plant in Bishop, Texas, U.S.
  Completion of capacity expansion for Vectra® liquid crystal polymers in Shelby, North Carolina, U.S.
  Opening of the world’s first pilot plant for high temperature membrane electrode assemblies for fuel cells in Frankfurt, Germany
  Announcement to construct with Asian partners a world-scale 60,000 ton per annum polyacetal plant in China, with operations expected to start during 2005

Additional highlights:

  Cost savings of an estimated €100 million achieved in 2002 associated with the “Focus” and “Forward” restructuring programs, initiated in 2001
  Agreement with BOC p.l.c., United Kingdom to supply carbon monoxide that feeds the acetic acid production facility at the Clear Lake, Texas site in a move to decrease costs and improve efficiency
  Divestiture of global allylamines and U.S. alkylamines business with production sites in Portsmouth, Virginia and Bucks, Alabama
  Initiation in December 2002 of a buy back of up to 1,031,941 shares, expected to be completed by the end of April 2003
  Expensing of stock options commenced in July 2002 at a total estimated cost of €10 million, of which approximately €3 million was recognized in 2002
  Agreement with Degussa AG, Germany to establish a 50/50 joint venture for the European oxo chemicals business, subject to regulatory approval in 2003
  Appointment of Dr. Andreas Pohlmann as chief administrative officer to the Board of Management, responsible for Performance Products and Celanese Ventures, and as director of personnel. He succeeds Prof. Ernst Schadow, who retired in October 2002.

Financial Highlights

	Year Ended December 31,

	2002	2001	2000

	(in € millions, except for share and per share data)

Net sales	4,325	4,777	4,885
Gross profit	682	645	730
Special charges	1	(496)	(21)
Depreciation and amortization	286	390	356
Operating profit (loss)	155	(488)	87
EBITDA excluding special charges (1)	440	398	464
Earnings (loss) from continuing operations	113	(364)	54
Earnings (loss) from discontinued operations	55	(21)	4
Cumulative effect of changes in accounting
principles	19	—	—
Net earnings (loss)	187	(385)	58
Weighted average shares — basic and diluted	50,329,346	50,331,847	53,293,128
Earnings (loss) per common share — basic and diluted:
from continuing operations	2.25	(7.23)	1.01
from discontinued operations	1.09	(0.42)	0.08
from cumulative effect of change in accounting
principles	0.38	—	—
from net earnings (loss)	3.72	(7.65)	1.09

	As of December 31,

	2002	2001

	(in € millions)

Trade working capital (2)	618	605
Total assets	6,127	7,064
Net financial debt (3)	497	835
Shareholders’ equity	2,005	2,210

(1)	Celanese defines EBITDA excluding special charges as operating profit plus depreciation and amortization plus special charges.
(2)	Celanese defines trade working capital as trade accounts receivable from third parties and affiliates net of allowance for doubtful accounts, plus inventories, less trade accounts payable to third parties and affiliates.
(3)	Celanese defines net financial debt as short-term borrowings and current installments of long-term debt plus long-term debt less cash and cash equivalents.

Overview - 2002 Compared with 2001

     In a global business environment characterized by slow and uneven growth, net earnings increased significantly to €187 million in 2002 from a loss of €385 million in the prior year. The increase reflected lower special charges, lower raw material and energy costs, lower amortization expense due to the adoption of SFAS No. 142, savings from restructuring and operational excellence initiatives, improved capacity utilization rates in the Acetyl Products segment, and an increase in demand in the Technical Polymers Ticona segment. Additionally, net earnings benefited from a cumulative effect of changes in accounting principles of €19 million, net of income tax, and positive effects from the sale of discontinued operations of €55 million. These effects were reduced by lower pricing in most segments, the effect of year on year changes in LIFO inventory and unfavorable currency effects, principally the appreciation of the euro against the U.S. Dollar. Operating cash flow remained strong, though below last year’s level, as trade working capital increased slightly compared to year-end 2001. 2002 capital expenditures were at similar levels to the previous year.

     Segment sales declined 9% as higher volumes (+2%) could not offset lower pricing (–8%) and unfavorable currency effects (–3%). EBITDA excluding special charges increased 11%, reflecting lower operating costs and slightly improved demand conditions partially offset by weaker pricing for our products. Volumes increased in Ticona, on modest demand improvement from the automotive and other end-use industries, especially in Europe. In Performance Products, volumes of Nutrinova’s high intensity sweetener, Sunett®, continued to grow. In Acetyl Products, somewhat higher demand and temporarily tight supply conditions during the second half of 2002 led to improved capacity utilization rates. Although overall selling prices were lower year on year, average pricing in the Acetyl Products and Chemical Intermediates segments rose steadily throughout 2002. Continuing difficult merchant market conditions and weak pricing, especially in acrylates, resulted in reduced performance in the Chemical Intermediates segment. Profitability in the Acetate Products segment declined as lower volumes in all products, mainly in filament, offset higher tow pricing and cost savings from restructuring efforts.

     Celanese reduced its net financial debt by 40% from €835 million as of December 31, 2001 to €497 million as of December 31, 2002. The reduction was due to debt repayment resulting from a continuing high level of cash from operations and net proceeds of €100 million for the net assets and €78 million for the repayment of borrowings from divestitures, combined with the effects of currency movements of approximately €200 million. Operating cash flow declined slightly from €522 in 2001 to €387 in 2002, as 2001 operating cash flow reflected the benefits of a €297 million reduction in trade working capital compared to 2000. Trade working capital in 2002 increased slightly compared to year-end 2001 levels.

     Celanese had capital expenditures of €218 million in 2002, compared to €217 million in 2001. Major projects included the completion of a new 30,000 ton per year plant to produce GUR® ultra-high molecular weight polyethylene in Bishop, Texas, U.S. The plant began supplying customers in the fourth quarter of 2002. Celanese also completed the 6,000 ton per year expansion of capacity for Vectra® liquid crystal polymers in Shelby, North Carolina, U.S. In addition, Celanese began construction in 2002 of a new plant for synthesis gas, an important raw material for the production of oxo and specialty chemicals, at its Oberhausen, Germany site. The new plant is scheduled to come on stream in the second half of 2003 and is expected to improve reliability and reduce production costs.

     The “Focus” and “Forward” restructuring initiatives, started in 2001, generated estimated savings of approximately €100 million in 2002. In 2003, annual savings are expected to increase to approximately €140 million. In connection with these restructuring programs, most of the approximate 1,500 positions identified had been eliminated by December 31, 2002. Celanese’s company-wide operational excellence efforts, including Six Sigma, continued to contribute to profitability.

     In 2002, Celanese made further progress in enhancing the value of its portfolio. Celanese acquired the European emulsions and worldwide emulsion powders businesses of Clariant AG, Switzerland in December 2002 for €147 million, which included €125 million cash plus the assumption of debt and other liabilities. Additionally, Celanese divested the Trespaphan OPP films business of the Performance Products segment in December 2002 for €209 million, which included €112 million in cash, the repayment of €78 million in intercompany debt that Trespaphan owed Celanese AG and a purchase price adjustment for liabilities assumed by the buyer. The acquisition of the emulsion businesses extends Celanese’s acetyls value chain into higher value businesses and is expected to be earnings and cash flow positive in 2003.

Celanese took a major step to address performance issues within the Chemical Intermediates segment in 2002. Celanese signed an agreement with Degussa AG, Germany to form a 50/50 joint venture for their European oxo activities. The European Commission is currently conducting a detailed investigation into the proposed joint venture. Celanese expects regulatory approval in 2003. In addition, Celanese divested its global allylamines and U.S. alkylamines business at the end of 2002.

Selected Data by Business Segment

			Year Ended December 31,

	2002		2001		2000

	€	% of Segment(1)	€	% of Segment(1)	€	% of Segment(1)

	(in millions, except percentages)

Net Sales(2)
Acetyl Products	1,923	43	2,155	44	2,106	42
Chemical Intermediates	907	21	1,020	21	1,048	21
Acetate Products	670	15	762	16	756	15
Technical Polymers Ticona	757	17	773	16	923	19
Performance Products	161	4	159	3	124	3

Segment Total	4,418	100	4,869	100	4,957	100

Other Activities	68		8 3		84
Intersegment Eliminations	(161)		(175)		(156)

Total Net Sales	4,325		4,777		4,885

Special Charges(3)
Acetyl Products	(3)	(38)	125	26	68	139
Chemical Intermediates	3	38	328	66	2	4
Acetate Products	—	—	5 0	10	8	16
Technical Polymers Ticona	8	100	(9)	(2)	(29)	(59)
Performance Products	—	—	—	—	—	—

Segment Total	8	100	494	100	49	100

Other Activities	(9)		2		(28)

Total Special Charges	(1)		496		21

Operating Profit (Loss)(2)
Acetyl Products	145	69	(73)	17	(10)	(9)
Chemical Intermediates	(29)	(14)	(374)	83	(20)	(19)
Acetate Products	24	11	(32)	7	9	8
Technical Polymers Ticona	22	11	(15)	3	96	89
Performance Products	48	23	44	(10)	33	31

Segment Total	210	100	(450)	100	108	100

Other Activities	(55)		(38)		(21)

Total Operating Profit (Loss)	155		(488)		87

EBITDA Excluding Special
Charges(3)
Acetyl Products	252	51	208	48	200	38
Chemical Intermediates	22	4	30	7	48	9
Acetate Products	81	16	91	21	92	18
Technical Polymers Ticona	87	18	52	12	140	27
Performance Products	55	11	50	12	40	8

Segment Total	497	100	431	100	520	100

Other Activities	(57)		(33)		(56)

Total EBITDA Excluding Special
Charges	440		398		464

(1)	The percentages in this column represent the percentage contribution of each segment to the total of all segments.
(2)	Derived from the accompanying audited Consolidated Financial Statements.
(3)	For a further discussion of special charges, see “Summary by Business Segment — 2002 Compared with 2001 — Special Charges,” “Summary of Consolidated Results — 2002 Compared with 2001 — Special Charges,” “Summary by Business Segment — 2001 Compared with 2000 — Special Charges” and “Summary of Consolidated Results — 2001 Compared with 2000 — Special Charges.”

Summary by Business Segment - 2002 Compared with 2001

     Acetyl Products

     Net sales for the Acetyl Products segment decreased by 11% to €1,923 million in 2002 from €2,155 million in 2001 primarily due to lower pricing (–12%) and unfavorable currency effects (–3%), partially offset by higher volumes (+4%). Selling prices for major products decreased year on year, following the decline in hydrocarbon costs, particularly natural gas and ethylene. Although overall selling prices were lower year on year, pricing rose steadily throughout 2002, as a result of higher demand, temporarily tight supply conditions and a sequential quarterly increase in raw material costs. Increased demand as well as temporary supply-demand imbalances resulted in higher volumes for vinyl acetate monomer in the United States and Asia, and for acetic acid and polyvinyl alcohol, primarily in Asia.

     In special charges, the Acetyl Products segment recorded €3 million of income in 2002 compared to €125 million of expense in 2001. The income of €3 million in 2002 resulted from favorable adjustments to restructuring reserves recorded in 2001, due to lower than expected severance and other closure costs. These adjustments were partially offset by employee severance costs recorded in 2002 for cost-savings initiatives at production sites.

     The 2001 special charges related to 2001 restructuring initiatives of €121 million and fixed asset impairments of €18 million associated with the acetyl derivatives and polyols business line. These special charges were offset by a €14 million favorable adjustment to prior year restructuring activities. The €121 million in restructuring initiatives included €78 million for the shutdown of the acetic acid, pentaerythritol, and vinyl acetate monomer units in Edmonton, Alberta and €43 million relating primarily to employee severance costs at plant and administrative sites as well as closure costs associated with a research and development center in the United States. The closure of the research and development center resulted from the decision to relocate these functions to production sites. The €18 million fixed asset impairment related to a reassessment of the expected long-term value of the polyols product line.

     Operating profit for the Acetyl Products segment of €145 million in 2002 improved from an operating loss of €73 million in 2001. This increase resulted primarily from a reduction in special charges as noted above. Higher sales volumes, benefits from productivity and restructuring initiatives and a faster rise in selling prices than in raw material and energy costs contributed to this improvement. Lower amortization expense of €33 million resulting from the adoption of SFAS No. 142 also had a positive effect in 2002. Operating profit in 2001 benefited from a €39 million non-recurring compensation payment associated with operational problems experienced by the carbon monoxide supplier to Celanese’s Singapore facility from July 2000 through May 2001. The carbon monoxide supplier experienced operational difficulties in the third quarter 2002, which were corrected during the fourth quarter and had minimal impact on full year 2002 operating results due to insurance recoveries.

     At the end of 2002, Celanese completed the acquisition of the European emulsions and global emulsion powders businesses of Clariant. Beginning in 2003, the businesses were integrated into the Acetyl Products segment and are expected to contribute positively to earnings and cash flow.

     EBITDA excluding special charges for the Acetyl Products segment rose by €44 million to €252 million in 2002 as compared to €208 million in 2001. EBITDA excluding special charges as a percentage of sales increased to 13.1% in 2002 from 9.7% in 2001.

     Chemical Intermediates

     Net sales for the Chemical Intermediates segment decreased by 11% to €907 million in 2002 from €1,020 million in 2001, due to lower pricing (–8%) and unfavorable currency effects (–3%). In all business lines, 2002 selling prices were lower than in 2001 as pricing reflected lower costs for raw materials, primarily propylene, and energy, as well as competitive pressure, primarily in acrylates. Volumes in the acrylates business were lower due to reduced merchant market opportunities, while oxo and specialties volumes increased slightly.

     In 2002, the Chemical Intermediates segment recorded special charges of €3 million compared to €328 million in 2001. The 2002 special charges primarily related to employee severance costs associated with cost savings initiatives at production sites. The 2001 special charges largely resulted from the impairment of most of the segment’s goodwill and a portion of its fixed assets, due to a reassessment in the expected long-term value of the segment’s underlying businesses.

     Of the €328 million in special charges in 2001, €243 million related to goodwill impairments and €63 million to fixed asset impairments resulting primarily from the deterioration in the outlook of the acrylates and oxo business lines. The remaining €28 million related to restructuring initiatives, primarily for employee severance costs at both plant and administrative sites. These charges were partially offset by recoveries due to Celanese of €6 million from third party site partners.

     The operating loss for the Chemical Intermediates segment decreased to €29 million from €374 million in 2001. This improvement was primarily due to lower special charges as noted above. Operating profit also benefited from productivity improvements and cost savings from restructuring initiatives. The improvement was partially offset by a decline in acrylate prices, which fell more than the decrease in raw material costs. Acrylates were negatively affected by a continued decline in merchant market demand and pressure on selling prices due to overcapacity. Operating results for the segment in 2002 also benefited from lower amortization expense of €17 million resulting from the adoption of SFAS No. 142.

     EBITDA excluding special charges for the Chemical Intermediates segment fell to €22 million in 2002 from €30 million in 2001. EBITDA excluding special charges as a percentage of sales decreased to 2.4% in 2002 from 2.9% in 2001.

     Acetate Products

     Net sales for the Acetate Products segment decreased by 12% to €670 million in 2002 from €762 million in 2001. Lower sales volumes (–7%) and unfavorable currency movements (–5%) contributed to the decline in sales in 2002. Average pricing for acetate was stable in 2002 as higher tow prices offset lower filament pricing. Volumes declined mainly due to lower demand for acetate filament from the U.S and European textile industries and ongoing fiber substitution. Volumes of acetate flake, a primary raw material in acetate filament and tow production, also decreased due to lower merchant sales. Tow volumes were slightly lower in 2002 mainly due to reduced volumes in North America and Europe, partially offset by improvements in other regions.

     The Acetate Products segment recorded no special charges in 2002 compared to €50 million in 2001. The charges in 2001 resulted from the costs associated with the closure of acetate filament operations in Rock Hill, South Carolina and Lanaken, Belgium, as well as for costs incurred with the relocation of filament operations within the United States. Additional special charges were incurred in connection with employee severance costs associated with a production facility in Mexico.

     The Acetate Products segment recorded an operating profit of €24 million in 2002, compared to an operating loss of €32 million in 2001. Operating profit in 2002 benefited from the absence of special charges and a €10 million decrease in amortization expense resulting from the implementation of SFAS No. 142. Cost reductions from the Forward program and other productivity initiatives partially offset the effects of lower sales volumes.

     In January 2003, the International Paper Company, a primary supplier of wood pulp to Celanese’s acetate flake production facilities in the United States, announced that it would be shutting down its facility in Natchez, Mississippi. Although Celanese believes it will have an adequate wood pulp supply from International Paper for 2003 requirements, we expect that this plant closure will result in increased operating expenses in 2003 from temporary increases in wood pulp inventory, as well as by expenses associated with the qualification of product from alternative suppliers.

     EBITDA excluding special charges for the Acetate Products segment was €81 million in 2002 compared to €91 million in 2001. EBITDA excluding special charges as a percentage of sales increased slightly to 12.1% in 2002 from 11.9% in 2001.

     Technical Polymers Ticona

     Net sales for the Ticona segment decreased by 2% to €757 million in 2002 from €773 million in 2001 as the result of lower selling prices (–3%) and unfavorable currency movements (–3%), which were mostly offset by higher volumes (+4%). Volumes increased mainly in polyacetal, reflecting some improvement in demand from the automotive and other end-use industries, especially in Europe. Volumes also improved in ultra-high molecular weight polyethylene, but declined or were flat in other product lines. Average selling prices declined for most product lines, primarily polyacetal. Polyacetal standard-grade pricing was reduced in response to competitive pressure, mainly from Asian suppliers.

     In special charges, the Ticona segment had expense of €8 million in 2002 compared to income of €9 million in 2001. The 2002 expense resulted from restructuring costs associated with the consolidation of manufacturing operations in Europe and the United States. The favorable adjustment in 2001 was primarily due to higher than expected insurance reimbursements associated with the plumbing cases, which were largely offset by restructuring expenses for employee severance costs in the United States and Europe. These 2001 restructuring initiatives were taken to streamline administrative and operational functions under Celanese’s Forward initiative.

     The Ticona segment recorded an operating profit of €22 million in 2002 compared to an operating loss of €15 million in 2001. The major factors contributing to the earnings improvement were reduced raw material costs and increased sales volumes. Operating results in 2002 also benefited from €22 million of lower amortization expense due to the adoption of SFAS No. 142. These improvements were partially offset by costs for maintenance shutdowns and startup costs related to expansions, as well as the higher special charges noted above. The Ticona segment continued to incur market development costs for cyclo-olefin copolymers in 2002.

     EBITDA excluding special charges for the Ticona segment increased to €87 million in 2002 compared to €52 million in 2001. EBITDA excluding special charges as a percentage of sales rose to 11.5% in 2002 from 6.7% in 2001.

     Performance Products

     Net sales for the Performance Products segment, which consists of the Nutrinova food ingredients business, increased by 1% to €161 million in 2002 from €159 million in 2001 due to increased volumes (+10%), largely offset by price decreases (–9%). Increased volumes reflected strong growth of the high intensity sweetener Sunett® from new applications in the beverage and confectionary industries in the U.S. and Europe. Overall pricing declined, mainly in connection with higher Sunett volumes to major customers. In sorbates, pricing pressure from Asian competitors intensified in 2002, mainly in the fourth quarter, due to worldwide overcapacity. We expect these conditions to continue in 2003.

     Operating profit for the Performance Products segment of €48 million in 2002 improved from €44 million in 2001. The increase is mainly a result of higher volumes from new applications in Sunett, increased yields from manufacturing efficiencies and cost reductions, which were mostly offset by lower pricing as noted above.

     EBITDA excluding special charges for the Performance Products segment increased by €5 million to €55 million in 2002 from €50 million in 2001. EBITDA excluding special charges as a percentage of sales rose to 34.2% in 2002 from 31.4% in 2001.

     Other Activities

     Other Activities includes revenues mainly from Celanese’s captive insurance companies, Celanese Ventures GmbH, Celanese Advanced Materials, Inc., as well as ancillary businesses and service companies, which do not have significant sales. Celanese Advanced Materials primarily consists of the high performance polymer PBI and Vectran® polymer fiber product lines. In addition, Other Activities includes Celanese corporate operating expenses.

     Net sales for Other Activities decreased by 18% to €68 million in 2002 from €83 million in 2001. This decline was primarily due to the divestiture of an InfraServ subsidiary during the first quarter of 2002 and the expiration of a number of service contracts and licensing fees at Celanese Ventures GmbH.

     Other Activities recorded €9 million of income in special charges in 2002 compared to a charge of €2 million in 2001. The €9 million income in 2002 similarly relates to a reduction in environmental reserves due to a settlement of obligations associated with former Hoechst entities. The €2 million expense in 2001 primarily consisted of corporate employee severance costs, which were partially offset by a €4 million favorable adjustment related to a net reduction in reserves associated with settlements of environmental indemnification and other obligations associated with former Hoechst entities.

     The operating loss of Other Activities increased to €55 million in 2002 from €38 million in 2001. This was primarily due to an adjustment to loss reserves at the captive insurance companies, lower third party commission income earned by a procurement subsidiary and the reduction of revenues from Celanese Ventures. This decrease was partially offset by a gain of €10 million on the sale of an InfraServ subsidiary and an increase in income related to adjustments in special charges as noted above.

     EBITDA excluding special charges for Other Activities declined to a loss of €57 million in 2002 from a loss of €33 million in 2001.

Summary of Consolidated Results — 2002 Compared with 2001

     Net Sales

     Net sales decreased by 9% to €4,325 million in 2002 as compared to €4,777 million in 2001 primarily as a result of lower selling prices and unfavorable currency movements despite improved volumes in most segments. Decreases in the Acetyl Products, Chemical Intermediates, Acetate Products and Ticona segments were only slightly offset by an increase in the Performance Products segments.

     Cost of Sales

     Cost of sales decreased by 12% to €3,643 million in 2002 compared with €4,132 million in 2001. Cost of sales as a percentage of net sales decreased to 84% in 2002 from 86% in 2001, reflecting lower raw material and energy costs, primarily in the Acetyl Products, Chemical Intermediates and Ticona segments, and cost reductions from productivity and restructuring initiatives.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses decreased by 15% to €471 million in 2002 from €552 million in 2001 driven largely by a €77 million decline in amortization expense resulting from the implementation of SFAS No. 142. Excluding the effects of this amortization expense, selling, general and administrative expenses as a percentage of sales were relatively flat. Selling, general and administrative expenses were affected by lower third party commission income earned by a procurement subsidiary of Celanese, and increased selling efforts by the Ticona segment, offset by favorable currency fluctuations and benefits from cost reduction efforts. In 2002 and 2001, Celanese had favorable adjustments of €15 million and €12 million, respectively relating to reduction in environmental reserves due to favorable trends in environmental remediation.

     Research and Development Expenses

     Research and development expenses decreased by 15% to €74 million in 2002 from €87 million in 2001. The reduction resulted primarily from Celanese’s strategy to concentrate the research and development efforts at production sites within most businesses. Research and development expenses as a percentage of sales remained flat at 2% for both 2002 and 2001.

     Special Charges

     Effective October 2002, Celanese early adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities and accordingly applied the statement prospectively to exit or disposal activities initiated after September 30, 2002. The statement nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The principal difference between SFAS No. 146 and EITF Issue No. 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires recognition only when the liability is incurred. In contrast, under Issue 94-3, a liability was recognized when the Company committed to an exit plan.

     In 2002, Celanese recorded special charges totaling €1 million of income, which consisted of €19 million of restructuring charges, €10 million of income from favorable adjustments to restructuring reserves recorded in 2001 and 2000, €9 million of income from other special charges related to a reduction in reserves associated with settlements of environmental indemnification obligations associated with former Hoechst entities and €1 million of income from reimbursements from third party site partners related to prior year restructuring initiatives. The €19 million of additions to the restructuring reserve in 2002 included employee severance costs of €11 million and plant and office closure costs of €8 million.

     The €19 million of additions to the restructuring reserve included €10 million under SFAS No. 146 and €9 million under EITF Issue No. 94-3, as explained below.

     SFAS No. 146 Initiatives

     Initiatives that commenced during the fourth quarter of 2002 and were recorded under SFAS No. 146 represented restructuring additions for employee termination benefits of €4 million and plant and office closure costs of €6 million.

     Acetyl Products and Chemical Intermediates

     Severance costs as a result of the streamlining of chemical production facilities in the United States and Germany amounted to €3 million in 2002. Future costs for this initiative are estimated to be €2 million and are expected to be incurred in 2003.

     Technical Polymers Ticona

     The Ticona segment plans to concentrate its European manufacturing operations in Germany and as a result will cease its compounding operations in Telford, United Kingdom by mid-year 2003. As a result, fixed asset impairments totaling €4 million were recorded in 2002. Additional costs of approximately €7 million relating to employee severance and lease cancellation costs are expected in 2003. The restructuring will affect approximately 70 employees.

     With the construction of a new and expanded GUR® plant in Bishop, Texas, the GUR operations in Bayport, Texas were transferred to the new facility. Decommissioning and demolition costs associated with the Bayport closure are estimated to be €2 million, all of which were accrued in 2002.

     EITF No. 94-3 Initiatives

     Restructuring initiatives that commenced during the first three quarters of 2002, and recorded under EITF Issue No. 94-3, represented €7 million of restructuring additions for employee severance costs and €2 million of restructuring additions for plant and office closure costs.

     Employee severance costs consisted primarily of €3 million for the shutdown of the nylon polymer unit in Bishop, Texas, €1 million for personnel in the PVOH business, and €3 million for adjustments related to 2001 Project Forward initiatives as discussed below.

     Plant and office closure costs consisted mainly of asset write-offs of €2 million for the nylon polymer unit shutdown in Bishop.

     The €10 million of favorable adjustments in 2002 of prior year restructuring reserves consisted of an €8 million adjustment to the 2001 reserves and a €2 million adjustment to the 2000 reserves. The 2001 adjustment was primarily due to lower than expected personnel and closure costs associated with the streamlining of chemical facilities in the United States, Canada, and Germany. The 2000 adjustment was due to lower than expected demolition costs for the Acetyl Products production facility in Knapsack, Germany.

     Project “Focus”, initiated in early 2001, set goals to reduce trade working capital by €100 million compared to end of year 2000 levels, limit capital expenditures to a maximum of the 2000 level of €235 million and contribute €100 million to EBITDA from programs to increase efficiency. Project “Forward” was announced at the end of August 2001 and initiated additional restructuring and other measures to reduce costs and increase profitability. The 2001 restructuring initiatives detailed below resulted in a reduced cost base and operational efficiencies in 2002.

	Employee Termination Benefits	Plant/Office Closures	Total Restructuring	Non- Restructuring Special Charges	Total Special Charges	Of which non-cash

	( in € millions)

Focus	29	17	46	4	50	8
Forward	92	88	180	77	257	105
Goodwill Impairment	—	—	—	243	243	243
Other	—	—	—	(35)	(35)	(28)

Subtotal	121	105	226	289	515	328
Restructuring Adjustments	(2)	(17)	(19)	—	(19)	(19)

Total Special Charges	119	88	207	289	496	309

     In 2001, Celanese recorded special charges totaling €496 million, which consisted of €234 million of restructuring charges, which were reduced by €8 million of income for reimbursements from third party site partners and income from forfeited pension plan assets, €19 million of favorable adjustments to restructuring reserves recorded in 2000 and 2001 and €289 million of other special charges.

     The €234 million of additions to the restructuring reserve included employee severance costs of €129 million and plant and office closure costs of €105 million. Employee severance costs consisted primarily of €42 million for the streamlining of chemical production and administrative positions in the United States, Germany and Singapore, €28 million for administrative and production positions at Ticona in the United States and Germany, €22 million for the restructuring of production and administrative positions in Mexico, €8 million for the closure of the acetic acid, pentaerythritol and vinyl acetate monomer units and the elimination of administrative positions in Edmonton, €7 million for the elimination of corporate administrative positions, €6 million resulting from the closure of a chemical research and development center in the United States, €5 million for the shut-down of acetate filament production at Lanaken, Belgium and €11 million for the shut-down of acetate filament production at Rock Hill, South Carolina.

     The €105 million of additions to the restructuring reserve related to plant and office closures consisted mainly of €74 million for fixed asset impairments, the cancellation of supply contracts, other required decommissioning and environmental closure costs relating to the closure of the acetic acid, pentaerythritol and vinyl acetate monomer units in Edmonton. Also included in plant and office closure costs were €11 million for fixed asset impairments, contract cancellation and other costs associated with the closure of the chemical research and development center in the United States, €4 million of fixed asset impairments and other closure costs related to the closure of a chemical distribution terminal in the United States, €9 million for fixed asset impairments and shut-down costs at the acetate filament facility in Lanaken, €6 million for equipment shutdown and other decommissioning costs for the acetate filament production facility at Rock Hill and €1 million associated with the cancellation of a lease associated with the closure of an administrative facility in Germany.

     In 2001, the Focus and Forward initiatives identified approximately 1,500 positions to be eliminated, substantially all of which had been eliminated as of December 31, 2002.

     The €19 million of favorable adjustments in 2001 of prior year restructuring reserves consisted of a €14 million adjustment to the 2000 reserves and a €5 million adjustment to the 1999 reserves. The entire 2000 reserve adjustment was due to lower than expected demolition and decommissioning costs for the Acetyl Products segment’s production facility in Knapsack, Germany. This adjustment resulted from a third party site partner assuming ownership of the existing facility and obligations. Of the 1999 reserve adjustment, €3 million related to the reversal of a reserve for closure costs for a parcel of land in Celaya, Mexico that Celanese donated to the Mexican government, which assumed the remaining liabilities. The 1999 adjustment also included €2 million relating to less than anticipated severance costs for Ticona employees in Germany.

     The other special charges of €289 million consisted of the Chemical Intermediates segment’s goodwill impairment of €243 million and fixed asset impairments of €57 million, the Acetyl Products segment’s fixed asset impairments of €18 million and €6 million for the relocation of acetate filament production assets associated with restructuring initiatives.

     Also included in other special charges was €31 million of income from the receipt of higher than expected insurance reimbursements linked to the plumbing cases (See Note 24 to the Consolidated Financial Statements) and €4 million of income related to a net reduction in reserves associated with settlements of environmental indemnification and other obligations associated with former Hoechst entities.

     Foreign Exchange Gain

     Foreign exchange gain increased to €5 million in 2002 from €2 million in 2001. This change is primarily attributable to the weakening of the Mexican peso against the U.S. dollar as well as the weakening of the U.S. dollar against the euro.

     Operating Profit (Loss)

     An operating profit of €155 million was generated in 2002 compared to a loss of €488 million in 2001 primarily due to a decrease in special charges from €496 million in 2001 to income of €1 million in 2002. Also contributing to the profit improvement were lower raw material and energy costs in most segments, cost reductions throughout Celanese and improved volumes. The profit increase was partially offset by the unfavorable effect of lower selling prices. Lower amortization expense of €77 million resulting from the adoption of SFAS No. 142 also had a positive effect in 2002.

     EBITDA excluding special charges totaled €440 million in 2002 compared to €398 million in 2001. EBITDA excluding special charges as a percentage of sales increased to 10.2% in 2002 from 8.3% in 2001.

     Equity in Net Earnings of Affiliates

     Equity in net earnings of affiliates increased to €22 million in 2002 from €13 million in 2001. This increase was partially attributable to an increase in the earnings of Korea Engineering Plastics Co. Ltd. Lower goodwill amortization expense of €6 million due to the adoption of SFAS No. 142 also had a positive effect on 2002 results.

     Interest Expense

     Interest expense decreased by 26% to €59 million in 2002 from €80 million in 2001, as a result of lower average financial debt and lower interest rates.

     Interest and Other Income, Net

     Interest and other income, net decreased to €48 million in 2002 from €65 million in 2001, mainly due to lower dividend income from our investments, primarily from our methanol joint venture in Saudi Arabia, write down of investments and lower interest income partially offset by higher transaction gains on foreign currency financing. Additionally, in 2001, Celanese received gross proceeds of €10 million and recorded a gain of €6 million relating to the sale of its ownership interests in Infraserv GmbH & Co. Münchsmünster KG, Hoechst Service Gastronomie GmbH, and Covion Organic Semiconducters GmbH. Investments accounted for under the cost method contributed dividend income of €41 million and €52 million in 2002 and 2001.

     Income Taxes

     In 2002, Celanese recognized income tax expense of €53 million as compared to an income tax benefit of €126 million in 2001. Celanese also recognized in 2002 a €43 million German tax benefit relating to a tax deductible writedown of its investment in Trespaphan GmbH. This tax benefit is attributable to a discontinued business and is therefore reported as part of discontinued operations and is not included in the 2002 income tax provision.

     The effective tax rate for Celanese in 2002 was 32 percent compared to 26 percent in 2001. The Celanese effective tax rate in 2002 was favorably affected by the utilization of certain net operating loss carryforwards in Germany, the release of certain valuation allowances on prior years’ deferred tax assets, unrepatriated low-taxed earnings and a lower effective minimum tax burden in Mexico. The effective tax rate was unfavorably affected in 2002 by distributions of taxable dividends from certain equity investments and the reversal of a tax deductible writedown in 2000 of a German investment.

     In 2001, Celanese recognized an income tax benefit of €126 million and reported an effective tax rate of 26 percent. The effective tax rate in 2001 was favorably affected by the full recognition of previously reserved deferred tax assets of a subsidiary in Germany, the utilization of net operating loss carryforwards, offset by non-deductible goodwill amortization and impairment charges.

     Discontinued Operations for the years ended December 31, 2002, 2001 and 2000

     In December 2002, Celanese completed the sale of Trespaphan, its OPP film business, to a consortium consisting of the Dor-Moplefan Group and Bain Capital, Inc. The preliminary purchase price for the business was €209 million. Net of the purchase price adjustments of €19 million and the repayment of €78 million in intercompany debt that Trespaphan owed Celanese AG, Celanese received net proceeds of €112 million. Trespaphan was formerly part of Celanese’s Performance Products segment. The transaction is reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144.

     During 2002, Celanese sold its global allylamines and U.S. alkylamines businesses to U.S. Amines Ltd. This business was formerly part of Celanese’s Chemical Intermediates segment.

     In 2002, Celanese received net proceeds of €123 million and recorded a pre -tax gain of €14 million on the disposal of discontinued operations relating to these divestitures. Pre-tax earnings from operations of discontinued operations in 2002 were €1 million.

     Additionally, Celanese recognized a tax benefit of €40 million for discontinued operations, which includes a tax benefit associated with a tax deductible write-down of the tax basis for Trespaphan’s subsidiary in Germany relating to tax years ended December 31, 2000 and 2001. Since this tax benefit relates to an entity solely engaged in a business designated as discontinued operations in the 2002 Consolidated Financial Statements, this tax benefit has been correspondingly included in earnings (loss) from discontinued operations. Relating to these divestitures, Celanese adjusted 2001 and 2000 earnings by reclassifying pre-tax losses of €40 million and €3 million respectively, into earnings (loss) from operations of discontinued operations relating to these divestitures. Additionally, Celanese recognized tax benefits of €10 million and €4 million in 2001 and 2000, respectively, for discontinued operations related to these divestitures.

     In 2001, Celanese completed the sale of NADIR filtration GmbH, formerly Celgard GmbH, received minimal proceeds from this sale and recorded a €2 million pre-tax gain on disposal of discontinued operations. Celanese recorded an additional gain in 2001 of €12 million in pre-tax gain on disposal of discontinued operations related to a business divested in 2000. Additionally, Celanese recognized a tax expense of €5 million for discontinued operations.

     In 2000, Celanese completed the sale of Vinnolit Kunstoff GmbH, Vintron GmbH and the phosphorous and phosphorous derivatives business conducted by the Thermphos Group. Celanese received gross proceeds of €35 million fro m the sales of these discontinued operations, which led to a net cash inflow in 2000 of €30 million from the 2000 divestitures and additional cash inflow of €60 million from the 1999 divestitures.

     Celanese recorded €31 million, pre-tax, in earnings (loss) from operation of discontinued operations (including gain on disposal of discontinued operations of €28 million) relating to these divestitures in 2000. Celanese also recorded €9 million of additional pre-tax losses incurred in 2000 relating to other discontinued operations sold in 1999 in gain on disposal of discontinued operations. Celanese recognized a tax expense of €19 million for these discontinued operations in 2000.

     The following table summarizes the results of the discontinued operations for the years ended December 31, 2002, 2001 and 2000.

		Sales		Operating Profit (Loss)

	2002	2001	2000	2002	2001	2000

			(in € millions)

Discontinued operations of Chemical Intermediates	34	39	37	(12)	(35)	(4)
Discontinued operations of Performance Products	273	281	285	10	(5)	—
Discontinued operations of Other Activities	—	—	54	—	—	3

Total discontinued operations	307	320	376	(2)	(40)	(1)

     Cumulative Effect of Changes in Accounting Principles

     Celanese recorded income of €19 million for a cumulative effect of changes in accounting principles, net of tax of €5 million, in 2002. The adoption of SFAS No. 142 in 2002 resulted in income of €10 million as it required unamortized negative goodwill (excess of fair value over cost) on the balance sheet to be written off immediately and classified as a cumulative effect of change in accounting principle in the consolidated statement of operations. Additionally, in 2002 Celanese changed the actuarial measurement date for its U.S. pension and other postretirement benefit plans from September 30 to December 31. As this change was accounted for as a change in accounting principle, a cumulative effect adjustment of €9 million income, net of taxes of €5 million, was recorded in 2002.

     Net Earnings (Loss)

     As a result of the factors mentioned above, the net earnings (loss) of Celanese increased by €572 million to net earnings of €187 million in 2002 from a net loss of €385 million in 2001.

Summary by Business Segment — 2001 Compared with 2000

     Acetyl Products

     Net sales for the Acetyl Products segment increased by 2% to €2,155 million in 2001 from €2,106 million in 2000 primarily due to the acquisition of the PVOH business in September 2000 (+3%) and favorable currency effects (+2%), largely offset by lower volumes (–2%) and pricing (–1%). Selling prices followed the trends of hydrocarbon costs, primarily natural gas and ethylene, which continued an upward pattern through the first quarter of 2001 but declined throughout the remainder of the year. Lower demand amid the weakening economic environment during the second half of 2001 accelerated the decrease in selling prices to levels below those of the comparable period in 2000. Reduced demand for acetic acid and vinyl acetate monomer resulted in lower volumes, which were partially offset by higher volumes in acetate esters, particularly in North America and Asia. Celanese was able to produce higher volumes of acetate esters in 2001 as the acetic acid plant in Singapore became fully operational.

     The Acetyl Products segment recorded special charges of €125 million in 2001 compared to €68 million in 2000. These 2001 special charges were largely taken to reduce costs and increase operational efficiency by closing high-cost production facilities and streamlining administrative and operational functions under the “Focus” and “Forward” initiatives as well as other programs. See “Summary of Consolidated Results — 2001 Compared to 2000 — Special Charges”.

     The 2001 special charges related to 2001 restructuring initiatives of €121 million and fixed asset impairments of €18 million relating to the acetyl derivatives and polyols business line. These special charges were offset by a €14 million favorable adjustment to prior year restructuring activities. The €121 million in restructuring initiatives included €78 million for the shutdown of the acetic acid, pentaerythritol, and vinyl acetate monomer units in Edmonton, Alberta and €43 million relating primarily to employee severance costs at plant and administrative offices as well as closure costs associated with a research and development center in the United States. The closure of the research and development center resulted from the decision to relocate the functions to production sites. The

€18 million fixed asset impairment related to a reassessment of the expected long-term value of the polyols product line. The €14 million favorable adjustment related to lower than expected demolition and decommissioning costs associated with the closure of the Knapsack, Ge rmany site in 2000. This adjustment resulted from a third party site partner assuming ownership of the existing facilities and obligations. In 2000, the Acetyl Products segment recorded special charges of €68 million, which included €53 million for the closure of acetyl units in Knapsack, Germany. The remaining €15 million was primarily associated with employee severance costs from restructuring at an administrative office and a production facility in Texas.

     The operating loss for the Acetyl Products segment increased to €73 million in 2001 from €10 million in 2000. The increase in operating loss in 2001 resulted primarily from the special charges described above and from margin pressure, as selling prices declined at a greater rate than raw material costs. This was partially offset by the benefits of aggressive cost reduction efforts. In addition, 2001 was positively affected by the receipt of non-recurring compensation payments associated with operational problems experienced by the carbon monoxide supplier to Celanese’s Singapore facility from July 2000 through May 2001. Total compensation payments, related to the carbon monoxide supplier, received in 2001 were €43 million, of which €4 million was recognized in 2000.

     EBITDA excluding special charges for the Acetyl Products segment increased by €8 million to €208 million in 2001 as compared to €200 million in 2000.

     Chemical Intermediates

     Net sales for the Chemical Intermediates segment decreased by 3% to €1,020 million in 2001 from €1,048 million in 2000, primarily due to price decreases (–5%) and favorable currency movements (+2%). For 2001, sales prices were lower than 2000 in most products, including acrylic acid, butanol, butyl acrylate and 2-ethyl hexanol, due to global industry capacity outpacing market growth and the pass through of falling raw material costs, primarily propylene. Volumes in the Chemical Intermediates segment were higher with increases in the oxo business line and specialty business line offset by decreases in the acrylates business line. The oxo business line volume improvement resulted from temporary market shortages in Asia. In the acrylates business line, difficult business conditions persisted due to continuing price pressure and customer consolidation.

     In 2001, the Chemical Intermediates segment recorded special charges of €328 million. These special charges largely resulted from the impairment of most of the segment’s goodwill and a portion of its fixed assets, due to a reassessment in the expected long-term value of the segment’s underlying businesses. Special charges were also taken to reduce costs and increase operational efficiency by streamlining administrative and operational functions under the “Focus” and “Forward” initiatives as well as other programs. See “Summary of Consolidated Results — 2001 Compared to 2000 — Special Charges”.

     Of the €328 million in special charges, €243 million related to goodwill impairments and €63 million to fixed asset impairments resulting primarily from the deterioration in the outlook of the acrylates and oxo business lines. The remaining €28 million related to restructuring initiatives, primarily for employee severance costs at both plant and administrative sites. These charges were partially offset by recoveries due to Celanese of €6 million from third party site partners. In 2000, the Chemical Intermediates segment recorded special charges of €2 million, primarily related to administrative restructuring.

     The operating loss for the Chemical Intermediates segment increased to €374 million in 2001 from €20 million in 2000. This was primarily due to the special charges previously discussed and higher costs due to plant turnarounds and outages. Additionally, performance of the acrylates business line was negatively affected by unfavorable pricing under an existing supply agreement. Early in the first quarter of 2002, a sharp decline in selling prices in the acrylates business line occurred as a result of weak market conditions and low utilization rates. As a result, the business outlook for the acrylates business line has deteriorated.

     EBITDA excluding special charges for the Chemical Intermediates segment decreased to €30 million in 2001 from €48 million in the comparable period.

     Acetate Products

     Net sales for the Acetate Products segment increased by 1% to €762 million in 2001 from €756 million in 2000. Favorable currency movements (+3%), and slightly higher sales volumes (+1%), were largely offset by a change in the composition of the segment due to the transfer of the high performance polymer (polybenzimidazole or PBI) and Vectran® polymer fiber product lines to Other Activities in July 2000 (–2%), and lower average pricing (–1%). Average acetate prices declined slightly due to changes in the product mix from higher priced filament to lower priced tow. Higher volumes for tow, reflecting increased demand in Europe, were mostly offset by the continuing decline in volumes for filament, primarily caused by the effects of the weakening U.S. economy, the shift in fashion away from filament-based products and increased competition in Asia.

     Special charges in the Acetate Products segment amounted to €50 million in 2001 as compared to €8 million in 2000. The special charges were a continuation of the ongoing strategy to improve cost efficiency and align capacity with market demand. See “Summary of Consolidated Results - 2001 Compared to 2000 - Special Charges”. The charges in 2001 were for the costs associated with the closure of acetate filament operations in Rock Hill, South Carolina and Lanaken, Belgium, as well as costs incurred with the relocation of filament operations within the United States. Additional special charges were incurred in connection with employee severance costs at its production facility in Mexico. The net charge in 2000 represented employee severance costs associated with downsizing across the business as well as relocation costs incurred by moving acetate filament equipment within North America.

     Acetate Products recorded an operating loss of €32 million in 2001, compared with an operating profit of €9 million in 2000. Higher special charges, weakening filament volumes, and higher energy costs, primarily for coal, were partially offset by continued cost reductions at all locations.

     EBITDA excluding special charges for the Acetate Products segment of €91 million in 2001 decreased slightly from €92 million in 2000.

     Technical Polymers Ticona

     Net sales for the Ticona segment decreased by 16% to €773 million in 2001 from €923 million in 2000 largely as the result of lower volumes (–18%), as prices (+1%) and currency movements (+1%) remained re latively unchanged. Volumes declined in many products, including liquid crystal polymers, polyesters and polyacetals, due to lower demand, particularly from the global telecommunications and U.S. automotive industries. Sales volumes to the global telecommu nications industry declined sharply, particularly during the second half of 2001, as customers depleted their inventory levels in response to lower end user demand. In addition, European sales weakened during the fourth quarter, due to reduced demand in industrial markets and a weakening of automotive exports. Average prices increased slightly as a result of a more favorable product sales mix, but came under pressure in the second half as a result of industry overcapacity and imports of standard grade polyacetal from Asia.

     In special charges, the Ticona segment had income of €9 million in 2001 compared to income of €29 million in 2000. The income in 2001 resulted from €31 million of higher than expected insurance reimbursements associated with the plumbing cases, which was largely offset by restructuring expenses for employee severance costs in the United States and Europe. These restructuring initiatives were taken to streamline administrative and operational functions under the Forward initiative. See “Summary of Consolidated Results — 2001 Compared to 2000 — Special Charges”. The favorable adjustment recognized in 2000 was primarily due to €18 million of higher than expected insurance reimbursements associated with the plumbing cases. In addition, an unfavorable tax treatment affected the severance benefits to be received by employees in Germany. Therefore, Celanese modified the timing of payments associated with the 1999 restructuring plan, which resulted in a €10 million favorable adjustment in 2000.

     Ticona recorded an operating loss of €15 million in 2001 compared to a profit of €96 million in 2000 due to lower volumes, higher raw material and energy costs, and lower income from special charges, which were slightly offset by the benefits of cost reduction efforts. Due to decreased demand from customers who were depleting their inventory, Ticona temporarily reduced production levels, which resulted in higher unit costs.

EBITDA excluding special charges declined to €52 million in 2001 compared to €140 million in 2000.

     Performance Products

     Net sales for the Performance Products segment, which consists of the Nutrinova food ingredients business, increased by 28% to €159 million in 2001 from €124 million in 2000 largely as the result of higher volumes (27%), as prices remained relatively unchanged (1%). The increase in volumes was driven by higher demand for the high intensity sweetener Sunett® from the beverage and confectionary industries in the United States. Prices declined due to increased volumes to Sunett® customers and continued pressure on sorbates’ pricing due to worldwide overcapacity.

     Operating profit for the Performance Products segment of €44 million in 2001 improved from €33 million in 2000 mainly as a result of increased market growth of Sunett® as noted above.

     EBITDA excluding special charges for the Performance Products segment increased by €10 million to €50 million in 2001 from €40 million in 2000.

     Other Activities

     In the second quarter of 2000, Celanese acquired 100% of Axiva GmbH, which was renamed Celanese Ventures GmbH, a process technology and engineering business, from Aventis S.A. In the fourth quarter of 2000, Celanese sold 75% of the process technology and engineering business of Axiva GmbH to Siemens and retained selected projects, which it continues to operate in the process technology entity which was renamed to Celanese Ventures GmbH.

     Effective July 1, 2000, the PBI and Vectran® product lines were transferred from the Acetate Products segment to Other Activities to reflect the strategic alignment of PBI with the fuel cell project of Celanese Ventures GmbH.

     Net sales for Other Activities remained relatively flat at €83 million and €84 million in 2001 and 2000, respectively, as increased sales due primarily to the full year contribution of PBI were offset by a decrease in third party sales by Celanese’s captive insurance companies.

     In special charges, Other Activities recorded an expense of €2 million in 2001 as compared to income of €28 million in 2000. The €2 million expense primarily consists of corporate employee severance costs, which were partially offset by a €4 million favorable adjustment related to a net reduction in reserves associated with settlements of environmental indemnification and other obligations associated with former Hoechst entities. Other Activities recognized a €28 million favorable adjustment to special charges in 2000, primarily associated with a restructuring reserve recorded in 1999. The reserve was adjusted due to the earlier than expected disposal of the lease obligations for former administrative facilities.

     The operating loss of Other Activities increased to €38 million in 2001 from €21 million in 2000. The increase resulted primarily from the net effect of special charges as discussed above partially offset by increased income generated by the full year contribution of the PBI and Vectran product lines.

     EBITDA excluding special charges for Other Activities improved to a loss of €33 million in 2001 from a loss of €56 million in 2000.

Summary of Consolidated Results — 2001 Compared with 2000

     Net Sales

     Net sales decreased by 2% to €4,777 million in 2001 as compared to €4,885 million in 2000 primarily as a result of lower volumes and lower selling prices, partially offset by favorable currency movements. Slight increases in the Acetyl Products, Acetate Products and Performance Products segments were more than offset by decreases in the Technical Polymers Ticona and Chemical Intermediates segments. Ticona’s sales fell sharply as the result of a significant decline in volumes.

     Cost of Sales

     Cost of sales decreased by 1% to €4,132 million in 2001 compared with €4,155 million in 2000. Cost of sales as a percentage of net sales increased to 86% in 2001 from 85% in 2000, reflecting higher raw material and energy costs and lower capacity utilization, primarily in Ticona.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased by 2% to €552 million in 2001 from €541 million in 2000 driven largely by currency effects and increased selling, general and administrative costs associated with the newly acquired PVOH business and increased selling efforts in food ingredients. Selling, general and administrative expenses as a percentage of sales remained flat at 11% in both 2001 and 2000. In 2001, Celanese had favorable adjustments of €12 million relating to a reduction in environmental reserves due to favorable trends in environmental remediation, lower eBusiness spending as compared to 2000 and positive effects of cost reduction programs throughout the entire company. In 2000, Celanese received a €17 million insurance settlement related to environmental claims.

     Research and Development Expenses

     Research and development expenses remained flat at €87 million in both 2001 and 2000. Research and development exp enses as a percentage of sales also remained flat at 2% for both 2001 and 2000.

     Special Charges

      In 2001, Celanese recorded special charges totaling €496 million, which consisted of €234 million of restructuring charges, which were reduced by €8 million of income for reimbursements from third party site partners and income from forfeited pension plan assets, €19 million of favorable adjustments to restructuring reserves recorded in 2000 and 2001 and €289 million of other special charges.

     The €234 million of additions to the restructuring reserve included employee severance costs of €129 million and plant and office closure costs of €105 million. Employee severance costs consisted primarily of €42 million for the streamlining of chemical production and administrative positions in the United States, Germany and Singapore, €28 million for administrative and production positions at Ticona in the United States and Germany, €22 million for the restructuring of production and administrative positions in Mexico, €8 million for the closure of the acetic acid, pentaerythritol and vinyl acetate monomer units and the elimination of administrative positions in Edmonton, €7 million for the elimination of corporate administrative positions, €6 million resulting from the closure of a chemical research and development center in the United States, €5 million for the shut-down of acetate filament production at Lanaken, Belgium and €11 million for the shut-down of acetate filament production at Rock Hill, South Carolina.

     The €105 million of additions to the restructuring reserve related to plant and office closures consisted mainly of €74 million for fixed asset impairments, the cancellation of supply contracts, other required decommissioning and environmental closure costs relating to the closure of the acetic acid, pentaerythritol and vinyl acetate monomer units in Edmonton. Also included in plant and office closure costs were €11 million for fixed asset impairments, contract cancellation and other costs associated with the closure of the chemical research and development center in the United States, €4 million of fixed asset impairments and other closure costs related to the closure of a chemical distribution terminal in the United States, €9 million for fixed asset impairments and shut-down costs at the acetate filament facility in Lanaken, €6 million for equipment shutdown and other decommissioning costs for the acetate filament production facility at Rock Hill and €1 million associated with the cancellation of a lease associated with the closure of an administrative facility in Germany.

     The €19 million of favorable adjustments in 2001 of prior year restructuring reserves consisted of a €14 million adjustment to the 2000 reserves and a €5 million adjustment to the 1999 reserves. The entire 2000 reserve adjustment was due to lower than expected demolition and decommissioning costs for the Acetyl Products segment’s production facility in Knapsack, Germany. This adjustment resulted from a third party site partner assuming ownership of the existing facility and obligations. Of the 1999 adjustment, €3 million related to the reversal of a reserve for closure costs for a parcel of land in Celaya, Mexico that Celanese donated to the Mexican government, which assumed the remaining liabilities. The 1999 adjustment also included €2 million relating to less than anticipated severance costs for Ticona employees in Germany.

     The other special charges of €289 million in 2001 consisted of Chemical Intermediates segment goodwill impairment of €243 million and fixed asset impairments of €57 million, Acetyl Products segment fixed asset impairments of €18 million and €6 million for the relocation of acetate filament production assets associated with restructuring initiatives.

     Also included in other special charges was €31 million of income from the receipt of higher than expected insurance reimbursements linked to the plumbing cases (See Note 24 to the Consolidated Financial Statements) and €4 million of income related to a net reduction in reserves associated with settlements of environmental indemnification and other obligations associated with former Hoechst entities.

     In 2000, Celanese recorded special charges totaling €21 million, which consisted of €95 million of additions to the restructuring reserve, €59 million of favorable adjustments to restructuring reserves recorded in 1999, €3 million of costs for the relocation of production assets associated with restructuring initiatives, and €18 million of income from the receipt of higher than expected insurance reimbursements linked to the plumbing cases. (See Note 24 to the Consolidated Financial Statements)

     The €95 million of restructuring charges in 2000 included employee severance costs of €44 million and plant and office closure costs of €51 million. Employee severance costs of €31 million related mainly to the reduction of approximately 170 positions at two U.S. chemical facilities and the closure of a European Acetyl Products plant. Additionally, severance costs of €11 million were associated with the planned reduction of approximately 115 positions in the Acetate Products business. The plant and office closure charges of €51 million consisted mainly of contractual obligations and asset impairments for the closure of an Acetyl Products plant in Europe (€47 million). Annual cost savings from all of the 2000 restructuring initiatives are estimated to be in excess of €35 million upon completion of these initiatives.

     The 2000 restructuring initiatives identified approximately 300 positions to be eliminated, all of which had been eliminated as of December 31, 2001.

     The €59 million of favorable adjustments in 2000 to the 1999 restructuring reserves consisted of employee termination benefits (€24 million) and plant and office closures (€35 million). Employee termination benefits were adjusted by €11 million due largely to unplanned voluntary resignations and by €10 million due to a modification in Ticona’s employee severance plan resulting from an unfavorable tax treatment which affected the severance benefits to be received by our employees in Germany. In addition, a delay in the scheduled closure of a U.S. acetate filament production facility led to a net adjustment of €3 million in restructuring reserves. This facility was closed in 2001. The adjustments associated with plant and office closures resulted mainly from the earlier than expected disposals of lease obligations of former administrative facilities in the U.S. and Canada (€28 million). As a result of the need for additional office space due to the acquisition of PVOH, Celanese cancelled previous plans to rationalize the U.S. chemical administrative building (€4 million). The closure costs of a Canadian acetate filament facility were lower than estimated (€3 million).

     Non-restructuring special charges of €3 million in 2000 were related to the cost of transferring acetate filament equipment within North America resulting from restructuring initiatives.

     Foreign Exchange Gain

     Foreign exchange gain decreased to a gain of €2 million in 2001 from a gain of €5 million in 2000. This change is primarily attributable to the fluctuation of the U.S. dollar against the euro.

     Operating Profit (Loss)

     An operating loss of €488 million was incurred in 2001 compared to a profit of €87 million in 2000. The main reason for this change was the increase in special charges, which increased from €21 million in 2000 to €496 million in 2001. The effects of lower volumes, mainly at Ticona, and higher raw material and energy costs, throughout the segments, also contributed to the decrease.

     EBITDA excluding special charges totaled €398 million in 2001 compared to €464 million in 2000.

     Equity in Net Earnings of Affiliates

     Equity in net earnings of affiliates decreased to €13 million in 2001 from €19 million in 2000. This decrease was mainly attributable to decreased earnings from Polyplastics Co. Ltd., which was affected by a weak Asian economy.

     Interest Expense

     Interest expense increased by 8% to €80 million in 2001 from €74 million in 2000, mainly as a result of interest associated with the time value of call options and lower capitalization of interest in 2001 as compared to 2000 resulting primarily from the completed construction of Celanese’s plant in Singapore, partially offset by a lower average debt level in 2001 compared to 2000.

     Interest and Other Income, Net

     Interest and other income, net decreased to €65 million in 2001 from €110 million in 2000, mainly due to lower transaction gains on foreign currency financing, write-offs of certain investments, including eBusiness interests, and lower interest income, partially offset by higher dividend income from our investments in Saudi Arabia and China. In 2001, Celanese received gross proceeds of €10 million and recorded a gain of €6 million relating to the sale of its ownership interests in Infraserv GmbH & Co. Münchsmünster KG, Hoechst Service Gastronomie GmbH, and Covion Organic Semiconducters GmbH.

     Income Taxes

     In 2001, Celanese recognized an income tax benefit of €126 million as compared to a provision of €88 million in 2000. The effective tax rate was 26% in 2001 as compared to 62% in 2000. The effective tax rate in 2001 was favorably affected by the full recognition of previously reserved deferred tax assets of a subsidiary in Germany , the utilization of certain net operating loss carryforwards, offset by non-deductible goodwill amortization and impairment charges.

     Net Earnings (Loss)

     As a result of the factors mentioned above, the net earnings (loss) of Celanese decreased by €443 million to a net loss of €385 million in 2001 from net earnings of €58 million in 2000.

Liquidity and Capital Resources

Cash Flows

     Net Cash Provided by Operating Activities

     Net cashflow provided by operating activities was €387 million, €522 million, and €48 million for the years ended December 31, 2002, 2001 and 2000, respectively.

     The decrease in net cash provided by operating activities of €135 million in 2002 as compared to 2001 is primarily due to changes in cash generated by trade working capital. In 2002, trade working capital increased slightly due to an increase in trade receivables resulting from higher sales in the fourth quarter of 2002 as compared to the fourth quarter in 2001, which was partially offset by lower inventory and increased trade accounts payable. In 2001, cash generated by trade working capital improvements, related to the Project Focus initiatives, was €325 million. Partially offsetting this trade working capital effect was a reduction in the cash outflow for special charges of €34 million, a lower pension contribution to our U.S. Qualified Pension Plan of €101 million in 2002 compared to €161 million in 2001 and an increase in dividends from equity investments of €48 million.

     The increase in net cash provided by operating activities of €474 million in 2001 as compared to 2000 was primarily attributable to a decrease in the net cash outflow for special charges of €261 million and an increase in the cash generated through a reduction in trade working capital of €174 million. The trade working capital improvement resulted from initiatives chartered under Project “Focus”, which substantially exceeded the target of reducing trade working capital by €100 million. Trade working capital was reduced from €902 million at the end of 2000 to €605 million at the end of 2001, the lowest level since the demerger. The special charges of €496 million recorded in 2001 included €309 million of non-cash items and net cash items amounting to €187 million. Cash provided by operating activities was affected by weaker operating results and the funding of pension obligations in 2001.

     Net Cash Used in Investing Activities

     Net cash used in investing activities was €150 million, €121 million and €489 million for the years ended December 31, 2002, 2001 and 2000, respectively.

     The increase in cash outflows of €29 million in 2002 compared to 2001 is mainly due to a €125 million cash outflow for the fourth quarter purchase of the net assets of the Emulsions business, which, including liabilities assumed, was valued at €147 million. Additionally, a net outflow of €18 million for the purchase of marketable securities in 2002 compared to a net inflow of €50 million on the sale of marketable securities in 2001 and an outflow of €25 million related to a long-term raw material supply contract increased the cash used compared to the prior year. Partially offsetting these effects were €201 million in proceeds from the disposal of discontinued operations in 2002 as compared to €38 million in 2001 and €41 million in distributions from investments in InfraServ companies. Capital expenditures in 2002 remained consistent with 2001 spending levels.

     Capital expenditures on property, plant & equipment remained relatively flat at €218 million in 2002, compared to €217 million in 2001. The spending in 2002 included the start of construction on a new production facility for synthesisgas, a primary raw material at the Oberhausen site in Germany. The new plant is scheduled to come on stream in the second half of 2003. In addition, major projects included the completion of the new GUR® plant at the Bishop, Texas facility and the capacity expansion for Vectra® at Shelby, North Carolina. The Vectra expansion is needed to supply the projected long-term demand of the telecommunications industry and to develop and grow emerging markets.

     Net cash used in investing activities amounted to €121 million in 2001 compared to €489 million in 2000. The decrease in cash outflows of €368 million was primarily a result of outflows relating to the PVOH (€359 million) and Axiva GmbH (€38 million) acquisitions ni 2000 partially offset by lower proceeds from the disposal of discontinued operations in 2001. In 2001, capital expenditures of €217 million were partially offset by other proceeds of €58 million from the collection of a note related to the sale of a business divested in 1999 and other proceeds from the disposition of assets. In addition, net proceeds from the purchases and sales of marketable securities resulted in a net cash inflow of €50 million in 2001.

     Capital expenditures on property, plant & equipment decreased slightly to €217 million in 2001, as compared to €218 million in 2000. Celanese achieved the financial target under its “Focus” initiative to limit capital expenditures so as not to exceed the 2000 level. Celanese made focused capital investments which included the on-going construction of the new GUR® plant at the Bishop, Texas facility and a major capacity expansion for Vectra at Shelby, North Carolina.

     Net Cash Provided by (Used in) Financing Activities

     Net cash provided by (used in) financing activities was €(156) million, €(376) million and €77 million for the years ended December 31, 2002, 2001 and 2000, respectively.

     The net cash used in financing activities in 2002 is primarily due to debt repayments aggregating €150 million (See “Short-term and Long-term Borrowings”). In addition, Celanese repurchased 284,798 of its shares, to be held in treasury, for approximately €6 million.

     Net cash used in financing activities amounted to €376 million in 2001 compared to a cash inflow of €77 million in 2000. The net cash used in financing activities in 2001 was primarily due to debt repayments aggregating €356 million (See “Short-term and Long-term Borrowings”). In addition, Celanese paid a cash dividend of €20 million, €0.40 per share, in 2001.

Liquidity

     Cash generated from divestitures and operating activities in 2002 was primarily used to repay debt, to fund pension obligations and to fund capital expenditures and acquisitions. In addition, net current assets (defined as total current assets, less total current liabilities) excluding assets and liabilities of discontinued operations increased to a net current asset position of €37 million in 2002 from a net current liability position of €262 million in 2001.

     As of December 31, 2002, Celanese had €615 million of total debt, of which €195 million is due in 2003. We expect that our primary source of liquidity for 2003 will be cash from operations. In the event of a significant decrease in customer demand for our products, coupled with prolonged unfavorable industry conditions, cash generated from operations could be materially reduced. If necessary, Celanese has unused credit facilities available to fund its cash flow needs (as discussed below under “Short-term and Long-term Borrowings”). In addition, Celanese has in place an asset securitization program which allows participating operating subsidiaries to sell up to U.S. $120 million of eligible U.S. trade receivables, through a consolidated special-purpose entity, as long as the performance of the receivable portfolio meets certain ratios and Celanese maintains an investment grade debt rating. As of December 31, 2002, Celanese was in compliance with the required ratios under the program. There were no outstanding sales of receivables under this program as of December 31, 2002 and December 31, 2001. Average monthly proceeds from collections reinvested in the continuous sale program were approximately U.S. $47 million in 2002. Celanese has no other similar arrangements with special purpose entities.

     Based on Celanese’s current financial situation and current industry conditions, we believe the funding available from operations, committed credit facilities and the asset securitization program will be sufficient to satisfy our capital expenditures, investments and working capital requirements for the foreseeable future.

     At December 31, 2002, Celanese had fixed contractual cash obligations as follows:

Fixed Contractual Cash Obligations	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

	(in € millions)

Total Debt	615	195	209	9	202
of which Capital Lease Obligations	13	3	5	2	3
Operating Leases	316	48	79	56	133
Unconditional Purchase Obligations	1,092	175	213	128	576
Other Contractual Obligations	36	30	6	—	—

Fixed Contractual Cash Obligations	2,059	448	507	193	911

     Unconditional Purchase Obligations include take or pay contracts and fixed price forward contracts. Celanese does not expect to incur any material losses under these contractual arrangements. In addition, these contracts may include variable price components.

     Other Contractual Obligations includes committed capital spending and fines associated with the U.S. antitrust settlement described in Note 24 to the Consolidated Financial Statements.

     At December 31, 2002, Celanese has contractual guarantees and commitments as follows:

		Expiration per period

Contractual Guarantees and Commitments	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

	(in € millions)

Financial Guarantees	97	37	13	14	33
Standby Letters of Credit	118	118	—	—	—

Contractual Guarantees and Commitments	215	155	13	14	33

     Celanese is secondarily liable under a lease agreement pursuant to which Celanese has assigned a direct obligation to a third party. The lease assumed by the third party expires on April 30, 2012. The lease liability for the period from January 1, 2003 to April 30, 2012 is estimated to be approximately €66 million ($69 million). Additionally, Celanese has issued a payment guarantee to a bank to secure the repayment of a loan by Celanese’s former affiliate Vintron GmbH. Celanese’s obligation under the guarantee amounts to €31 million plus interest and additional costs. Celanese expects to be released from this guarantee during the first quarter of 2003. Standby letters of credit of €118 million at December 31, 2002 are irrevocable obligations of an issuing bank that ensure payment to third parties in the event that certain Celanese subsidiaries fail to perform in accordance with specified contractual obligations. Celanese believes the likelihood is remote that material payments will be required under these agreements.

     At December 31, 2002, Celanese has available sources of liquidity, net of amounts used, as follows:

	Expiration per period

Available Sources of Liquidity	Total		Less than 1 Years	1–3 Years	4–5 Years	After 5 Years

	(in € millions)

Unused Lines of Credit	1,241	(1)	483	562	5	191
Asset Securitization Program	120		—	120	—	—

Available Sources of Liquidity	1,361		483	682	5	191

(1)	Total committed lines of credit are €1,580 million, of which €339 million were utilized at December 31, 2002 (€167 million for Less than 1 year; €167 million for 1-3 years, and €5 million for 4-5 years).

In addition to the items noted in the tables above, Celanese expects to continue to incur costs for the following significant obligations. Although we cannot predict with certainty the annual spending for these matters, such matters will affect future cash flows of Celanese.
Other Obligations	2002 Actual Spending (Receipts)		2003 Projected Spending

	(in € millions)

Environmental Matters	102		104
Pension and Other Benefits	185		185
Special Charges, net	92	(1)	60
Plumbing Actions and Sorbates Litigation, net	(28)		—	(2)

Other Obligations	351		349

(1)	Excludes insurance receipts and payments relating to plumbing actions, which are included in “Plumbing Actions and Sorbates Litigation, net” below.
(2)	Payments associated with the sorbates litigation of €5 million for 2003 are included in “Fixed Contractual Cash Obligations” above. The remaining 2003 spending cannot be reasonably estimated.

               Environmental Matters

     Celanese’s worldwide environmental expenditures, including expenditures for legal compliance, internal environmental initiatives and remediation of active, orphan, divested and U.S. Superfund sites, totaled €102 million, of which €4 million was for capital projects, in 2002 and €106 million, of which €8 million was for capital projects, in 2001.
     It is anticipated that stringent environmental regulations will continue to be imposed on the chemical industry in general. Although Celanese cannot predict with certainty future environmental expenditures, especially expenditures beyond 2003, management believes that spending will continue at the current year level.
     Due to its industrial history, Celanese has the obligation to remediate specific areas on its own sites as well as on divested, orphan or U.S. Superfund sites. In addition, as part of the demerger agreement with Hoechst, a specified proportion of the responsibility for environmental liabilities from a number of pre-demerger divestitures was transferred to Celanese. Celanese has provided for such obligations when the event of loss is probable and reasonably estimable. Management believes that the environmental costs will not have a material adverse effect on the financial position of Celanese, but they may have a material adverse effect on the results of operations or cash flows in any given accounting period. (See Notes 5 and 25 to the Consolidated Financial Statements.)

               Pension and Other Benefits

     Celanese’s funding policy for pension plans is to accumulate plan assets that, over the long run, will approximate the present value of projected benefit obligations. In 2002 and 2001, Celanese made pension contributions to the U.S. Qualified Pension Plan of €101 million and €161 million, respectively. Also in 2002 and 2001, payments to Celanese’s other non-qualified plans totaled €20 and €25 million, respectively. Celanese expects to make pension contributions and cash payments of approximately €125 million in 2003. Actual contributions in 2004 and future years may vary based on a number of factors including prevailing interest rates and return on plan assets.
     Spending associated with other benefit plans, primarily retiree medical, defined contribution and long-term disability, amounted to €64 million and €73 million in 2002 and 2001, respectively. Celanese expects spending to continue at comp arable levels in 2003. (See Note 19 to the Consolidated Financial Statements.)

               Special Charges

     The special charges of €1 million of income recorded in 2002 include €14 million of income for non-cash items and net cash items amounting to €13 million. During 2002, Celanese made cash payments of approximately €5 million relating to current year special charges and €50 million in spending related to special charges recorded in prior years. Celanese expects cash outflows relating to special charges of approximately €60 million in 2003 related to 2002 and prior year initiatives. Celanese does not anticipate significant payments in periods beyond 2003.

               Plumbing Actions and Sorbates Litigation

     Celanese is involved in a number of legal proceedings and claims incidental to the normal conduct of its business. During 2002, Celanese had litigation-related net cash inflows of approximately €28 million primarily in connection with the plumbing actions and sorbates litigation. At December 31, 2002, Celanese had reserves of €111 million for these matters. In addition, Celanese previously recorded receivables from insurance companies and Hoechst in connection with the plumbing and sorbates matters. Celanese received recoveries of €51 million in 2002.
     Although it is impossible at this time to determine with certainty the ultimate outcome of these matters, management believes, based on the advice of legal counsel, that adequate provisions have been made and that the ultimate outcome will not have a material adverse effect on the financial position of Celanese, but could have a material adverse effect on the results of operations or cash flows in any given accounting period. (See Note 24 to the Consolidated Financial Statements.)

     Capital Expenditures

     Celanese’s capital expenditures were €218 million for the year ended December 31, 2002. Capital expenditures consisted primarily of capacity expansion, investments to reduce future operating costs and environmental, health and safety initiatives. Capital expenditure remained below depreciation levels as Celanese continued to make selective capital investments to enhance the market positions of its products.

     Capital expenditures were financed principally with cash from operations. Celanese anticipates spending in 2003 to be approximately €230 million. At December 31, 2002, there were approximately €31 million of outstanding commitments related to capital projects, which are included within the fixed contractual cash obligations table above.

     Short-term and Long-term Borrowings

     Celanese’s total debt primarily consists of bank loans, notes due affiliates, commercial paper, term notes, and pollution control and industrial revenue bonds. The loans are principally denominated in U.S. dollars and euro. Total debt decreased to €615 million at December 31, 2002 from €880 million at December 31, 2001. Celanese used the cash generated from divestitures and operations to repay bank loans and notes with affiliates. Celanese had a U.S. $700 million (€667 million) commercial paper program at December 31, 2002. As of December 31, 2002, there were no borrowings under the commercial paper program. Celanese maintains committed backup facilities, revolving credit lines and term loans with several banks aggregating €1,580 million at December 31, 2002; the aggregate unused part thereof amounted to €1,241 million, of which U.S. $310 million (€296 million) was available for use as credit back-up for Celanese’s commercial paper program. These credit backup facilities for the commercial paper program are 364 day facilities which are subject to renew annually.

     Celanese had outstanding letters of credit amounting to €118 million at December 31, 2002 and €110 million at December 31, 2001.

     Several non-consolidated affiliates pool their excess cash with Celanese, and the excess cash is loaned to Celanese under a revolving credit agreement. The outstanding payables for these agreements from Celanese to its affiliates of €96 million and €240 million at December 31, 2002 and 2001, respectively, are included within short-term borrowings and current installments of long-term debt. Celanese expects to continue these arrangements at a comparable level in 2003, depending on the level of liquidity of the non-consolidated affiliates.

     A number of Celanese’s bank loan agreements have ratio or credit rating covenants. At December 31, 2002, Celanese was in compliance with these covenants. Based on Celanese’s financial situation, we believe that the risk is minimal that Celanese will not be in compliance with the terms and conditions of its loan agreements. Approximately one-third of total debt outstanding at December 31, 2002 is subject to repayment in the case of a specified downgrade in our credit rating. Should Celanese fail to meet the ratio or credit rating covenants of a particular loan, we believe that Celanese has adequate liquidity sources, as noted above, to meet its ongoing requirements.

     Total Shareholders’ Equity

     At December 31, 2002, shareholders’ equity amounted to €2,005 million, compared to €2,210 million at December 31, 2001. The decrease was primarily attributable to the impact of foreign currency translation adjustments of €173 million and the recognition of an additional minimum liability adjustment for pensions of €220 million due to pension plan asset valuation losses and a reduction in the discount rate used to calculate pension plan obligations. These reductions were partially offset by current year net earnings.

     At December 31, 2001, shareholders’ equity amounted to €2,210 million, compared to €2,843 million at December 31, 2000. The decrease was primarily attributable to the 2001 net loss and dividends, which were offset by the positive impact of foreign currency translations. In addition, equity was reduced by €255 million associated with the recognition of an additional minimum liability adjustment for pensions due to pension plan asset valuation losses and a reduction in the discount rate used to calculate pension plan obligations. (See Note 19 to the Consolidated Financial Statements.) The 2001 net loss and dividends contributed to a retained deficit of €313 million at December 31, 2001.

     Related to the impairment charges described in “Summary of Consolidated Results — 2001 Compared with 2000 — Special Charges” and following a valuation review under German GAAP, the Celanese AG parent company substantially lowered the carrying value of certain of its consolidated subsidiaries on its statutory books as of December 31, 2001. These charges did not affect Celanese’s consolidated results under U.S. GAAP. Under German law, dividends and share buy-backs can only be paid for out of distributable reserves or net income (on a parent company basis). The 2001 distributable reserves were depleted by these charges. Lack of such reserves precluded Celanese from proposing a dividend to its shareholders for the year 2001. For the year 2002, Celanese is recommending a dividend of €0.44 per share to be paid in 2003, subject to shareholders’ approval at Celanese’s annual general meeting in April 2003. Celanese plans to repurchase shares in 2003, but will continue to evaluate its options consistent with its overall financial priorities.

Market Risks

     Celanese is exposed to market risk through commercial and financial operations. Celanese’s market risk consists principally of exposure to currency exchange rates, interest rates and commodity prices. Celanese has in place policies of hedging against changes in currency exchange rates, interest rates and commodity prices as described below. These contracts are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, which Celanese adopted on January 1, 2001. (See Note 3 to the Consolidated Financial Statements.)

     Foreign Exchange Risk Management

     Celanese’s reporting currency is the euro. Celanese has receivables and payables denominated in currencies other than the functional currencies of the various subsidiaries of Celanese, which create foreign exchange risk. With the introduction of the euro on January 1, 1999, the exposure to exchange rate fluctuations is eliminated in relation to the euro zone countries that have adopted the euro as their common currency, leaving the U.S. dollar, Mexican peso, Japanese yen, British pound sterling, and Canadian dollar as the most significant sources of currency risk. Accordingly, Celanese enters into foreign currency forwards and options to minimize its exposure to foreign currency fluctuations. The foreign currency contracts are designated for recognized assets and liabilities and forecasted transactions. The terms of these contracts are generally under one year. Celanese’s centralized hedging strategy states that foreign currency denominated receivables or liabilities booked by the operating entities will be used to hedge the exposure on a consolidated basis. As a result, Celanese’s foreign currency forward contracts relating to this centralized strategy did not meet the criteria of SFAS No. 133 to qualify for hedge accounting. During the years ended December 31, 2002 and December 31, 2001, Celanese hedged all of its dollar denominated inter-company loans held by euro denominated entities. Therefore, there was no material net effect from foreign exchange gains or losses in interest and other income, net. During the year ended December 31, 2000, these contracts hedged only a portion of Celanese dollar denominated inter-company loans held by euro denominated entities during 2000. As a result, a net gain of approximately €30 million from foreign exchange gains or losses was recorded to interest and other income, net in 2000.

      A substantial portion of Celanese’s assets, liabilities, revenues and expenses is denominated in currencies other than the euro-zone currencies, principally the U.S. dollar. Fluctuations in the value of these currencies against the euro, particularly the value of the U.S. dollar, can have, and in the past have had, a direct and material impact on Celanese’s business and financial results. For example, a decline in the value of the U.S. dollar versus the euro, results in a decline in the euro value of Celanese’s sales denominated in U.S. dollars and earnings due to translation effects. Likewise, an increase in the value of the U.S. dollar versus the euro would result in an opposite effect. Celanese estimates that the translation effects of changes in the value of other currencies against the euro decreased net sales by approximately 3% and increased net sales by approximately 2% in 2002 and 2001, respectively. Celanese estimates that the translation effects of changes in the value of other currencies against the euro decreased total assets by approximately 12% in 2002. Celanese’s exposure to transactional effects is further reduced by a high degree of overlap between the currencies in which sales are denominated and the currencies in which the raw material and other costs of goods sold are denominated.

     Celanese’s policy with respect to limiting its exposure to transactional effects of variations in exchange rates is to use financial instruments that reduce such exposure. The principal instruments used are forward exchange contracts generally with terms of less than one year. (See Note 23 to the Consolidated Financial Statements.)

     Interest-Rate Risk Management

     Celanese enters into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese’s outstanding debt. Celanese’s interest rate derivative policy is to lock in borrowing rates to achieve a desired level of fixed/floating rate debt based on market conditions. Celanese had open interest rate swaps with a notional amount of €286 million and €340 million at December 31, 2002 and 2001, respectively. Celanese believes its credit risk exposure related to counterparty default on instruments is not material. Celanese recognized net interest expense from hedging activities relating to interest rate swaps of €13 million in 2002 and €6 million in 2001. As of December 31, 2002, Celanese’s interest rate swaps, designated as cash flow hedges,resulted in an increase in total assets and total liabilities and a decrease in shareholders’ equity of €4 million, €17 million and €8 million, net of related income tax of €4 million, respectively. During the year ended December 31, 2002, Celanese recorded a net loss of €3 million in interest and other income, net for the ineffective portion of the interest rate swaps. As of

December 31, 2001, Celanese’s interest rate swaps resulted in an increase in total assets and total liabilities and a decrease in shareholders’ equity of €2 million, €11 million and €4 million, net of related income tax of €2 million, respectively. During the year ended December 31, 2001, Celanese recorded a net loss of €5 million in interest and other income, net for the ineffective portion of the interest rate swaps. The amount of losses expected to be reclassified from accumulated other comprehensive income (loss) into earnings within the next twelve months is not currently determinable.

     Commodity Risk Management

     Celanese’s policy allows the purchase of up to 80 percent of its natural gas and butane requirements generally up to 18 months forward using forward purchase or cash-settled swap contracts to manage its exposure to fluctuating feed stock and energy costs. Throughout 2002, Celanese had entered into natural gas forward and cash-settled swap contracts for slightly less than 50% of its natural gas requirements, generally for up to 6 months forward. The fixed price natural gas forward contracts are principally settled through actual delivery of the physical commodity. The maturities of the cash-settled swap contracts correlate to the actual purchases of the commodity and have the effect of securing predetermined prices for the underlying commodity. While these contracts are structured to limit Celanese’s exposure to increases in commodity prices, they can also limit the potential benefit Celanese might have otherwise received from decreases in commodity prices. These cash-settled swap contracts are accounted for as cash flow hedges. Realized gains and losses on these contracts are included in the cost of the commodity upon settlement of the contract. Celanese recognized losses of less than €1 million and €2 million from natural gas swap contracts in 2002 and 2001, respectively. There was no material impact on the balance sheet at December 31, 2002 and December 31, 2001. The effective portion of unrealized gains and losses associated with the cash-settled swap contracts of €1 million and less than €1 million at December 31, 2002 and December 31, 2001 are recorded as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions are reported in earnings. The notional amount of the outstanding swaps at December 31, 2002 is not material.

     As a substantial portion of Celanese’s products and raw materials are commodities whose prices fluctuate as market supply/demand fundamentals change, in addition to the use of derivative instruments and forward purchase contracts for commodity price hedging, Celanese enters into long-term supply agreements. Celanese tries to protect against fluctuations in its raw material prices through various business strategies including selling price increases as well as entering into multi-year purchasing and sales agreements. In addition, in 2002, Celanese prepaid U.S. $25 million ( €24 million) for a long term cost-based supply agreement and anticipates additional payments approximating €70 million over the next three years.

Critical Accounting Policies and Estimates

     Our Consolidated Financial Statements are based on the selection and application of significant accounting policies. The preparation of these financial statements and application of these policies requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. However, Celanese is not currently aware of any reasonably likely events or circumstances that would result in materially different results.

     Celanese’s senior management has reviewed these critical accounting policies and estimates with the Finance and Audit Committee of the Supervisory Board.

     Celanese believes the following accounting polices and estimates are critical to understanding the financial reporting risks present in the current economic environment. These matters, and the judgments and uncertainties affecting them, are also essential to understanding our reported and future operating results. See Note 2 to the Consolidated Financial Statements for a more comprehensive discussion of Celanese’s significant accounting policies.

     Recoverability of Long-Lived Assets

     Our business is capital intensive and has required, and will continue to require, significant investments in property, plant, and equipment. At December 31, 2002, the carrying amount of our property, plant and equipment was €1,621 million. As discussed in Note 2 to the Consolidated Financial Statements, recoverability of property, plant and equipment to be held and used, is assessed in accordance with SFAS No. 144, “Accounting for the

Impairment or Disposal of Long-Lived Assets” by a comparison of the carrying amount of an asset or group of assets to the future net undiscounted cash flows expected to be generated by the asset or group of assets. If such assets are considered impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

     Prior to January 1, 2002, Celanese assessed the recoverability of the carrying value of its intangible assets in the same manner as for property, plant and equipment. Upon adoption of SFAS No. 142 on January 1, 2002, Celanese assesses the recoverability of the carrying value of its goodwill and other intangible assets with indefinite useful lives at least annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of goodwill is measured at the reporting unit level based on a two-step approach. First, the carrying amount of the reporting unit is compared to the fair value as estimated by the future net discounted cash flows expected to be generated by the reporting unit. To the extent that the carrying value of the reporting unit exceeds the fair value of the reporting unit, a second step is performed, wherein the reporting unit’s assets and liabilities are fair valued. The implied fair value of goodwill is calculated as the fair value of the reporting unit in excess of the fair value of all non-goodwill assets and liabilities allocated to the reporting unit. To the extent that the reporting unit’s carrying value of goodwill exceeds its implied fair value, impairment exists and must be recognized.

     As of January 1, 2002, Celanese had goodwill with a net carrying value of €1,162 million that was subject to the transition provision of SFAS No. 142. During the first half of 2002, Celanese performed the required impairment tests of goodwill as of January 1, 2002 and determined that there was no impairment.

     A prolonged general economic downturn and, specifically, a continued downturn in the chemical industry could intensify competitive pricing pressure, create an imbalance of industry supply and demand, or otherwise diminish volumes or profits. Such events, combined with changes in interest rates, could adversely affect our estimates of future net cash flows to be generated by our long-lived assets. Consequently, it is possible that our future operating results could be materially and adversely affected by additional impairment charges related to the recoverability of our long-lived assets.

     Restructuring and Special Charges

     Special charges include provisions for restructuring and other expenses and income incurred outside the normal course of operations. Restructuring provisions represent costs related to severance and other costs incurred in connection with a decision to exit non-strategic businesses. These measures are based on formal management decisions, establishment of agreements with the employees’ representatives or individual agreements with the affected employees as well as the public announcement of the restructuring plan. The related reserves reflect certain estimates, including those pertaining to separation costs, settlements of contractual obligations and other closure costs. We reassess the reserve requirements to complete each individual plan under our restructuring program at the end of each reporting period. Actual experience has been and may continue to be different from these estimates. See Note 26 to the Consolidated Financial Statements for further discussion of special charges.

     Environmental Liabilities

     Celanese manufactures and sells a diverse line of chemical products throughout the world. Accordingly, Celanese’s operations are subject to various hazards incidental to the production of industrial chemicals including the use, handling, processing, storage and transportation of hazardous materials. Celanese recognizes losses and accrues liabilities relating to environmental matters if available information indicates that it is probable that a liability has been incurred and the amount of loss is reasonably estimated. If the event of loss is neither probable nor reasonably estimable, but is reasonably possible, Celanese provides appropriate disclosure in the notes to its Consolidated Financial Statements if the contingency is material.

     Total environmental liabilities were €199 million at December 31, 2002. Measurement of environmental reserves is based on the evaluation of currently available information with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations and prior experience in remediation of contaminated sites. An environmental reserve related to cleanup of a contaminated site might include, for example, provision for one or more of the following types of costs : site investigation and testing costs, cleanup costs, costs related to soil and water contamination resulting from tank ruptures, postremediation monitoring costs. These reserves also do not take into account any claims or recoveries from insurance. Environmental liabilities in which the remediation period is fixed and associated costs are readily determinable are recorded at their net present value. Changes to environmental regulations or other factors affecting environmental liabilities are reflected in the Consolidated Financial Statements in the period in which they occur. See Note 25 of the Notes to the Consolidated Financial Statements for further discussion of environmental liabilities.

     Realization of Deferred Tax Assets

     Total net deferred tax assets were €616 million at December 31, 2002. Celanese regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Such evaluations require significant management judgments. Celanese has established valuation allowances primarily for U.S. state and capital loss carryforwards, German trade income tax loss carryforwards and Mexican net operating loss carryforwards, which may not be realizable. Based on Celanese’s projected pretax earnings, management believes it is more likely than not that Celanese will realize the benefit of the remaining net deferred tax assets existing at December 31, 2002. See Note 13 to the Consolidated Financial Statements for further discussion of deferred tax assets.

     Benefit Obligations

     Celanese sponsors pension and other postretirement benefit plans covering substantially all employees who meet eligibility requirements. With respect to its U.S. qualified defined benefit pension plan, minimum funding requirements are determined by the Employee Retirement Income Security Act. For the periods presented, Celanese has not been required to contribute under these minimum funding requirements. However, Celanese chose to contribute €101 million, €161 million, and €81 million for the years ended 2002, 2001 and 2000, respectively. Benefits are generally based on years of service and/or compensation. Certain assumptions are used in the calculation of the actuarial valuation of Celanese-sponsored plans. These assumptions include the weighted average discount rate, rates of increase in compensation levels, expected long-term rates of return on plan assets and increases or trends in health care costs. In addition to the above-mentioned assumptions, Celanese’s actuarial consultants also use subjective factors such as withdrawal and mortality rates to estimate the projected benefit obligation. The actuarial assumptions used by the Celanese may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension expense recorded by Celanese in future periods.

     The amounts recognized in the Consolidated Financial Statements related to pension and postretirement benefits are determined on an actuarial basis. A significant assumption used in determining our pension expense is the expected long-term rate of return on plan assets. In 2002, we assumed an expected long-term rate of return on plan assets of 9.0% for Celanese’s U.S. Qualified Plan, which represents greater than 90% and 80% of Celanese’s pension plan assets and liabilities, respectively. On average, the actual return on plan assets over the long-term has exceeded 9.0%; however, in the past two years, the plan’s assets have experienced overall market related losses.

     For 2002, we lowered our expected long-term rate of return assumption for our U.S. plans from 9.25% to 9.0%, reflecting the generally expected moderation of long-term rates of return in the financial markets. We estimate a 25 basis point decline in the expected long-term rate of return for our U.S. Qualified Plan to increase pension expense by an estimated €4 million. Another estimate that affects our pension and postretirement benefit expense is the discount rate used in the annual actuarial valuations of pension and postretirement benefit plan obligations. At the end of each year, we determine the appropriate discount rate, which represents the interest rate that should be used to determine the present value of future cash flows currently expected to be required to settle the pension and postretirement benefit obligations. The discount rate is generally based on the yield on high-quality corporate fixed-income securities. At December 31, 2002, we lowered our discount rate to 6.75% from 7.25% at December 31, 2001 for our U.S. plans. We estimate that a 25 basis point decline in the discount rate for our U.S. pension and postretirement medical plans will increase pension and postretirement benefit expense by an estimated €1 million and less than €1 million, respectively and our liabilities by €56 million and €7 million, respectively.

     Celanese sponsors other postretirement benefit plans. These plans provide medical and life insurance benefits to retirees who meet minimum age and service requirements. The accrued postretirement benefit cost at December 31,

2002 and 2001, includes €41 and €33 million in accrued expenses and €310 and €373 million, respectively, in other noncurrent liabilities. The key determinants of the accumulated postretirement benefit obligations (“APBO”) are the discount rate and the healthcare cost trend rate. The healthcare cost trend rate has a significant effect on the reported amounts of APBO and related expense. For example, increasing the healthcare cost trend rate by one percentage point in each year would increase the APBO at December 31, 2002, and the 2002 postretirement benefit cost by approximately €23 and €2 million, respectively, and decreasing the healthcare cost trend rate by one percentage point in each year would decrease the APBO at December 31, 2002 and the 2002 postretirement benefit cost by approximately €11 million and €1 million, respectively. For further information, see Note 19 to the Consolidated Financial Statements.

     Accounting for Commitments & Contingencies

     Celanese is subject to a number of lawsuits, claims, and investigations, incidental to the normal conduct of its business, relating to including product liability, patent and intellectual property, commercial, contract, antitrust, and employment matters, which are handled and defended in the ordinary course of business. See Note 24 to the Consolidated Financial Statements. Celanese routinely assesses the likelihood of any adverse judgments or outcomes to these matters as well as ranges of probable and reasonably estimable losses. Reasonable estimates involve judgments made by management after considering a broad range of information including: notifications, demands, settlements which have been received from a regulatory authority or private party, estimates performed by independent companies and outside counsel, available facts, identification of other potentially responsible parties and their ability to contribute and prior experience. A determination of the amount of loss contingency required, if any, is assessed in accordance with SFAS No. 5 “Contingencies and Commitments” and recorded if probable and estimable after careful analysis of each individual matter. The required reserves may change in the future due to new developments in each matter and as additional information becomes available.

     CNA Holdings, Inc. (“CNA Holdings”), which is a U.S. subsidiary of Celanese, includes the U.S. business now conducted by Ticona, along with Shell Chemical Company (“Shell”) and E. I. du Pont de Nemours (“DuPont”), among others, have been the defendants in a series of lawsuits, alleging that plastics manufactured by these companies that were utilized in the production of plumbing systems for residential property were defective or caused such plumbing systems to fail. CNA Holdings has accrued its best estimate of its share of the plumbing actions. At December 31, 2002, Celanese had accruals of €81 million for this matter, of which €22 million is included in current liabilities. Management believes that the plumbing actions are adequately provided for in the Consolidated Financial Statements. However, if Celanese were to incur an additional charge for this matter, such a charge would not be expected to have a material adverse effect on the financial position, but may have a material adverse effect on the results of operations or cash flows of Celanese in any given accounting period. Celanese has recorded receivables relating to the anticipated recoveries from third party insurance carriers relating to this product liability matter. These receivables are based on the probability of collection, an opinion of external counsel, the settlement agreements reached with a majority of Celanese’s insurance carriers whose coverage level exceeds the receivables and the status of current discussions with other insurance carriers. As of December 31, 2002, Celanese had recorded €70 million in outstanding insurance claim receivables. Collectibility could vary depending on the financial status of the insurance carriers. For further information, see Note 24 to the Consolidated Financial Statements.

     Captive Insurance Companies

     Celanese consolidates two wholly owned insurance companies (the “Captives”). The Captives are a key component of Celanese’s global risk management program as well as a form of self-insurance for property, liability and workers compensation risks. The Captives issue insurance policies to Celanese to provide consistent coverage amid fluctuating costs in the insurance market and to lower long term insurance costs by avoiding or reducing commercial carrier overhead and regulatory fees. The Captives issue insurance policies and coordinate claims handling services with third party service providers. They retain risk at levels approved by the Board of Management and obtain reinsurance coverage from third parties to limit the net risk retained. One of the Captives also insures certain third party risks.

     The liabilities recorded by the Captives relate to the estimated risk of loss recorded by the Captives, which is based on management estimates and actuarial valuations, and unearned premiums, which represent the portion of the premiums written applicable to the terms of the policies in-force. The establishment of the provision for outstanding losses is based upon known facts and interpretation of circumstances influenced by a variety of factors. In establishing a provision, management considers facts currently known and the current state of laws and litigation where applicable. Liabilities are recognized for known claims when sufficient information has been developed to indicate involvement of a specific policy and management can reasonable estimate their liability. In addition, liabilities have been established to cover additional exposure on both known and unasserted claims. Estimates of the liabilities are reviewed and updated regularly.

     The Captives use reinsurance arrangements to reduce their risk of loss. Reinsurance arrangements however do not relieve the captives from their obligations to policy holders. Failure of the reinsurers to honor their obligations could result in losses to the Captives. The Captives evaluate the financial condition of their reinsurers and monitor concentrations of credit risk to minimize their exposure to significant losses from reinsurer insolvencies and establish allowances for amounts deemed non-collectable.

     Premiums written are recognized as based on the terms of the policies. Capitalization of the Captives is determined by regulatory guidelines.

     Revenue Recognition

     Celanese recognizes revenue when title and risk of loss have been transferred to the customer and collection of the resulting receivable is reasonably assured, generally at the time of shipment of products. Celanese recognizes revenue in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements (SAB 101), as amended by SAB 101A and 101B. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Should changes in conditions cause management to determine revenue recognition criteria are not met for certain future transactions, revenue recognition would be delayed until such time that the transactions become realizable and fully earned. Revenues are recognized net of discounts, cash sales incentives, customer bonuses and rebates granted. Cash sales incentives are recorded as a reduction of revenue when the related revenue is recorded. Payments received in advance of revenue recognition are recorded as deferred revenue.

New Accounting Standards

     In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No.143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. The statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and normal operation of long-lived assets. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The asset retirement obligations will be capitalized as part of the carrying amount of the long-lived asset. The statement is effective on January 1, 2003, with earlier adoption permitted. The estimated after-tax transition charge of €5 million will be recorded as a cumulative effect of an accounting change in 2003. The on-going expense on an annual basis resulting from the initial adoption of the statement is estimated to be approximately €2 million.

Outlook

     At the start of 2003 visibility remains low and economic growth has been slow and uneven. We expect higher raw material and energy costs and a strong euro exchange rate versus the dollar to continue during the first six months of 2003.

     In this environment, we continue our emphasis on productivity, cost reduction and financial soundness. We expect further progress in the implementation of our operational excellence programs and increased cost savings from the completion of our “Focus” and “Forward” initiatives.

     In the Acetyl Products segment, the supply / demand balance is expected to normalize following temporary industry production outages and maintenance turnarounds in the second half of last year. We are confident that the newly acquired emulsions businesses will contribute to profitability in this segment. We remain cautious with respect to demand in the Technical Polymers Ticona segment, as end-use markets are affected by the uncertain outlook for consumer spending..

     Based on current hydrocarbon conditions, our current assumptions of a continued slow economic recovery and ongoing cost reduction and productivity improvements, we expect EBITDA excluding special charges for the first half of 2003 to be as or slightly better than first half of 2002.

Risks of Future Development

     Celanese’s business activity is subject to general economic and political risks in the countries and regions in which it does business. In addition, changes in the economic conditions in many of its markets (e.g. automotive, electrical/electronic, construction and textile industries), as well as cyclicality in the basic chemicals industry could have an effect on the company’s economic performance. In particular, the markets for basic chemicals are characterized by significant economic swings, during which periods of low prices and overcapacity could lead to reduced profit margins and lower operating profits.

     Celanese is subject to risks associated with the increased volatility in raw materials prices and the availability of key raw materials such as natural gas, propylene, ethylene and wood pulp, as well as the company’s ability to pass on increased raw materials costs to its customers by increasing the prices of its products, or to offset such increased raw materials costs by reducing costs. In this context the company will intensify the practice it started in 2000 to lock in some prices for some important raw materials by entering into hedging arrangements, which are customary in the industry. This practice could also lead to negative effects, should unforeseen developments occur with respect to raw material prices.

     The safe operation of Celanese’s plants is subject to risks associated with the production of chemicals, including the storage and transport of raw materials, products and wastes, and in particular environmental risks. The company carries appropriate property, business interruption and casualty insurance in accordance with customary industry practice. The environmental, health and safety regulations pertaining to Celanese’s business are subject to continuous legislative review, which could result in stricter regulations and trigger increased costs for the Company.

     Moreover, in connection with the demerger, certain environmental liabilities, including those resulting from the former business activities of the Hoechst Group at various sites, were allocated among Celanese AG and Hoechst AG, regardless of the responsibility for the cause of such environmental liabilities. In some instances this could lead to Celanese having to compensate third parties, as well as to indemnification payments between Celanese and Hoechst, the amounts of which cannot at present be determined. Celanese has already created reserves for this contingency where needed.

     Depending on their categorization as to their dangerousness resulting from risk assessment by the relevant authorities, the products of the chemicals industry are subject to restrictions regarding production, handling and use. The applicable regulations and the resulting restrictions are under constant review by the relevant authorities. Therefore, a change in the risk assessment of Celanese’s products can affect demand for these products. Currently, the European Union evaluates potential health risks associated with a number of chemical products including vinyl acetate monomer. In case such evaluation should result in a reclassification this could adversely affect the respective business.

     Additionally, fluctuations in market rates of return and interest rates affect the value of Celanese’s pension assets and liabilities. An extended period of decline in rates of return and interest rates could cause a material financial impact on Celanese’s financial position or cash flows in any given year. (See “Critical Accounting Policies” and Note 3 to the Consolidated Financial Statements)

Forward-Looking Information

     This section covers the current performance and outlook of the company and each of its operating segments. The forward-looking statements contained in this section and in other parts of this document involve the risks and uncertainties that may affect the company’s operations, markets, products, services, prices and other factors as more fully discussed elsewhere and in filings with the U.S. Securities and Exchange Commission. These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the company’s expectations will be realized.

REPORT OF THE BOARD OF MANAGEMENT

     The Board of Management of Celanese AG is responsible for the preparation, the completeness, and the integrity of the consolidated financial statements as well as for the information contained in the management report of Celanese AG and subsidiaries (“Celanese”).

     Celanese has prepared the consolidated financial statements in accordance with United States generally accepted accounting principles and has applied the exemption of article 292a HGB.

     The companies included in the consolidated financial statements are required to maintain orderly accounting records and to establish effective control systems. These control systems, which our corporate auditing function reviews for reliability and effectiveness, are intended to enable the Board of Management to recognize the potential impact of negative factors on Celanese’s assets and developments in a timely fashion. This ensures that the underlying accounting records correctly reflect all business developments, thereby creating a reliable basis for the consolidated financial statements.

     The Board of Management runs the company in the interests of its stockholders and in awareness of its responsibility towards employees and society. Our declared aim is to employ the resources entrusted to us so as to increase the value of Celanese.

     Pursuant to a resolution passed at the last General Meeting, the Supervisory Board has engaged KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft as independent auditors to audit the consolidated financial statements. A separate long-form audit report in accordance with German requirements is being prepared by the independent auditors. The Finance and Audit Committee of the Supervisory Board will examine the consolidated financial statements including the management report as well as the audit report during its meeting on the annual financial statements, which will be attended by the members of the Board of Management and the independent auditors. Thereafter the Supervisory Board will review the information relating to the consolidated financial statements. The results of this review can be inferred from the report of the Supervisory Board.

Kronberg im Taunus, February 5, 2003
The Board of Management

Claudio Sonder

Andreas Pohlmann	Perry W. Premdas	David N. Weidman

AUDITORS’ REPORT

     We have audited the consolidated financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders’ equity and cash flows as well as the notes to the financial statements prepared by Celanese AG, Kronberg im Taunus, for the business year from January 1 to December 31, 2002. The preparation and the content of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with accounting principles generally accepted in the United States of America.

     Our audit, which also extends to the group management report prepared by the Company’s management for the business year from January 1 to December 31, 2002, has not led to any reservations. In our opinion on the whole the group management report provides a suitable understanding of the Group’s position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from January 1 to December 31, 2002 satisfy the conditions required for the Company’s exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Frankfurt am Main, February 5, 2003

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

signed	signed
Kuhn	Euler
Wirtschaftsprüfer	Wirtschaftsprüfer

In case of publication or transmission of the consolidated financial statements in a version different to the version confirmed by us (including translations into other languages), in so far as our audit opinion is quoted or our review referred to, a new statement is to be obtained from us. Please refer to § 328 HGB.

CELANESE AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31,

	2002	2001	2000

	(in € millions except for share and per share data)

Net sales	4,325	4,777	4,885
Cost of sales	(3,643)	(4,132)	(4,155)
Selling, general and administrative expenses	(471)	(552)	(541)
Research and development expenses	(74)	(87)	(87)
Special charges	1	(496)	(21)
Foreign exchange gain	5	2	5
Gain on disposition of assets	12	—	1

Operating profit (loss)	155	(488)	87

Equity in net earnings of affiliates	22	13	19
Interest expense	(59)	(80)	(74)
Interest and other income, net	48	65	110

Earnings (loss) before income tax, minority interests,
discontinued operations and cumulative effect of
changes in accounting principles	166	(490)	142
Income tax (provision) benefit	(53)	126	(88)

Earnings (loss) before minority interests,
discontinued operations and cumulative effect of
changes in accounting principles	113	(364)	54

Minority interests	—	—	—

Earnings (loss) from continuing operations	113	(364)	54

Earnings (loss) from operation of discontinued operations
(including gain on disposal of discontinued operations
of €14 million, €14 million and €19 million in 2002, 2001
and 2000, respectively)	15	(26)	19
Income tax benefit (provision)	40	5	(15)

Earnings (loss) from discontinued operations	55	(21)	4

Cumulative effect of changes in accounting principles,
net of income tax of €5 million	19	—	—

Net earnings (loss)	187	(385)	58

Earnings (loss) per common share — basic and diluted:
Continuing operations	2.25	(7.23)	1.01
Discontinued operations	1.09	(0.42)	0.08
Cumulative effect of changes in accounting principles	0.38	—	—

Net earnings (loss)	3.72	(7.65)	1.09

Weighted average shares — basic and diluted	50,329,346	50,331,847	53,293,128

See the accompanying notes to consolidated financial statements.

CELANESE AG AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
as of December 31,

	2002	2001

	(in € millions)

ASSETS
Current assets:
Cash and cash equivalents	118	45
Receivables, net:
Trade receivables, net — third party and affiliates	668	646
Other receivables	443	506
Inventories	523	579
Deferred income taxes	80	98
Other assets	44	41
Assets of discontinued operations	3	285

Total current assets	1,879	2,200

Investments	454	566
Property, plant and equipment, net	1,621	1,907
Deferred income taxes	598	532
Other assets	541	693
Intangible assets, net	1,034	1,166

Total assets	6,127	7,064

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current installments of long-term debt	195	267
Accounts payable and accrued liabilities:
Trade payables — third party and affiliates	573	620
Other current liabilities	659	826
Deferred income taxes	10	6
Income taxes payable	402	458
Liabilities of discontinued operations	4	81

Total current liabilities	1,843	2,258

Long-term debt	420	613
Deferred income taxes	52	51
Other liabilities	1,795	1,920
Minority interests	12	12
Shareholders’ equity:
Common stock, no par value, €140 million and €143 million aggregate registered value; 54,790,369 and 55,915,369 shares authorized and issued; 50,058,476 and 50,334,891 shares outstanding in 2002 and
2001, respectively	140	143
Additional paid-in capital	2,496	2,508
Retained deficit	(126)	(313)
Accumulated other comprehensive loss	(401)	(5)

	2,109	2,333
Less: Treasury stock at cost (4,731,893 and 5,580,478 shares in 2002
and 2001, respectively)	104	123

Total shareholders’ equity	2,005	2,210

Total liabilities and shareholders’ equity	6,127	7,064

See the accompanying notes to consolidated financial statements.

CELANESE AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
for the years ended December 31, 2002, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders’ Equity

	( in € millions)

Balance at December 31, 1999	143	2,504	40	179	—	2,866

Comprehensive income (loss), net of tax:
Net earnings	—	—	58	—	—	58
Other comprehensive income (loss):
Unrealized gain on securities(1)	—	—	—	7	—	7
Foreign currency translation	—	—	—	44	—	44
Additional minimum pension liability(2)	—	—	—	(7)	—	(7)

Other comprehensive income	—	—	—	44	—	44

Comprehensive income	—	—	—	—	—	102
Dividends (€0.11 per share)	—	—	(6)	—	—	(6)
Purchase of treasury stock	—	—	—	—	(119)	(119)
Call options	—	4	—	—	(4)	—

Balance at December 31, 2000	143	2,508	92	223	(123)	2,843

Comprehensive income (loss), net of tax:
Net loss	—	—	(385)	—	—	(385)
Other comprehensive income (loss):
Unrealized loss on securities(1)	—	—	—	(4)	—	(4)
Foreign currency translation	—	—	—	35	—	35
Additional minimum pension liability(2)	—	—	—	(255)	—	(255)
Unrealized loss on derivative contracts(3)	—	—	—	(4)	—	(4)

Other comprehensive loss	—	—	—	(228)	—	(228)

Comprehensive loss	—	—	—	—	—	(613)
Dividends (€0.40 per share)	—	—	(20)	—	—	(20)

Balance at December 31, 2001	143	2,508	(313)	(5)	(123)	2,210

Comprehensive income (loss), net of tax:
Net earnings	—	—	187	—	—	187
Other comprehensive income (loss):
Unrealized gain on securities(1)	—	—	—	2	—	2
Foreign currency translation	—	—	—	(173)	—	(173)
Additional minimum pension liability(2)	—	—	—	(220)	—	(220)
Unrealized loss on derivative contracts(3)	—	—	—	(5)	—	(5)

Other comprehensive loss	—	—	—	(396)	—	(396)

Comprehensive loss	—	—	—	—	—	(209)
Amortization of deferred compensation	—	3	—	—	—	3
Settlement of demerger liability	—	7	—	—	—	7
Purchase of treasury stock	—	—	—	—	(6)	(6)
Retirement of treasury stock	(3)	(22)	—	—	25	—

Balance at December 31, 2002	140	2,496	(126)	(401)	(104)	2,005

(1)	Net of taxes of €(1) million, €1 million and €1 million in 2000, 2001 and 2002, respectively.
(2)	Net of taxes of €4 million, €145 million and €118 million in 2000, 2001 and 2002, respectively.
(3)	Net of taxes of €2 million and €2 million in 2001 and 2002, respectively.

See the accompanying notes to consolidated financial statements.

CELANESE AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
for the years ended December 31,

	2002	2001	2000

	(in € millions)

Operating activities from continuing operations:
Net earnings (loss)	187	(385)	58
Earnings (loss) from operation of discontinued operations, net (1)	(41)	30	4
Gain on disposal of discontinued operations, net of taxes (2)	(14)	(9)	—
Cumulative effect of changes in accounting principles	(19)	—	—
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Special charges, net of amounts used	(63)	397	(338)
Depreciation and amortization	286	390	356
Change in equity of affiliates	46	8	(6)
Deferred income taxes	9	(283)	145
Gain on disposition of assets, net	(12)	(7)	(6)
Write-downs of investments	15	10	—
Changes in operating assets and liabilities:
Trade receivables, net - third party and affiliates	(64)	284	(55)
Other receivables	(18)	164	(44)
Inventories	4	101	(49)
Trade payables - third party and affiliates	12	(60)	255
Other liabilities	55	(280)	(232)
Income taxes payable	3	159	(35)
Other, net	1	3	(5)

Net cash provided by operating activities	387	522	48
Investing activities from continuing operations:
Capital expenditures on property, plant and equipment	(218)	(217)	(218)
Acquisitions of businesses and purchase of investment	(125)	(2)	(402)
(Outflow) proceeds on sale of assets	(15)	6	140
Proceeds and repayments of borrowings from disposal of
discontinued operations	201	38	—
Proceeds from sale of marketable securities	221	348	427
Purchases of marketable securities	(239)	(298)	(434)
Distributions from affiliates	41	4	—
Other, net	(16)	—	(2)

Net cash used in investing activities	(150)	(121)	(489)
Financing activities from continuing operations:
Short-term borrowings, net	(154)	(164)	(61)
Proceeds from long-term debt	57	—	271
Payments of long-term debt	(53)	(192)	—
Purchase of treasury stock	(6)	—	(119)
Dividend payments	—	(20)	(6)
Other, net	—	—	(8)

Net cash provided by (used in) financing activities	(156)	(376)	77
Exchange rate effects on cash	(8)	1	16

Net increase (decrease) in cash and cash equivalents	73	26	(348)
Cash and cash equivalents at beginning of year	45	19	367

Cash and cash equivalents at end of year	118	45	19

Net cash provided by (used in) discontinued operations:
Operating activities	11	(2)	12
Investing activities	(12)	—	(42)
Financing activities	(2)	—	24

Net cash used in discontinued operations	(3)	(2)	(6)

(1)	Includes a tax benefit of €40 million in 2002, a tax expense of €0 million in 2001, and a tax benefit of €4 million in 2000.
(2)	Includes tax expenses of €0 million, €5 million and €19 million in 2002, 2001 and 2000, respectively.

See the accompanying notes to consolidated financial statements.

1.	Description of the Company

     On October 22, 1999 (the “Effective Date”), Celanese AG (“Celanese” or “the Company”), formerly a subsidiary of Hoechst AG (“Hoechst”), was demerged from Hoechst and became an independent publicly traded company. Subsequent to the demerger, Hoechst merged with Rhône-Poulenc S.A. to form Aventis S.A. (“Aventis”). In the demerger, Hoechst distributed all of the outstanding shares of Celanese’s common stock to existing Hoechst shareholders.

     Celanese is a global industrial chemicals company. Its business involves processing chemical raw materials, such as ethylene and propylene, and natural products, including natural gas and wood pulp, into value-added chemicals and chemical-based products. The Celanese portfolio consists of five main business segments: Acetyl Products, Chemical Intermediates, Acetate Products, Technical Polymers Ticona and Performance Products.

2.	Summary of Accounting Policies
  Consolidation principles
     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for all periods presented and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in prior years have been reclassified to conform to the current year presentation.
  Estimates and assumptions

     The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, allocated balances and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues, expenses and allocated charges during the reporting period. Actual results could differ from those estimates.

  Revenue recognition

      Revenue is recognized when title and risk of loss have been transferred to the customer and collection of the resulting receivable is reasonably assured, generally at the time of shipment of products.

  Cash and cash equivalents

     All highly liquid investments with original maturities of three months or less are considered cash equivalents.

  Investments in marketable securities

     Celanese has classified its investments in debt and equity securities as “available-for-sale” and has reported those investments at their fair or market values in the balance sheet as other assets. Unrealized gains or losses, net of the related tax effect on available-for-sale securities, are excluded from earnings and are reported as a component of accumulated other comprehensive income (loss) until realized. The cost of securities sold is determined by using the specific identification method.

     A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

  Financial instruments

     Celanese addresses certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. As a matter of principle, Celanese does not use derivative financial instruments for trading purposes. Celanese is party to interest rate swaps as well as foreign currency forward contracts in the management of its interest rate and foreign currency exchange rate exposures. Celanese generally utilizes interest rate derivative contracts in order to fix or limit the interest paid on existing variable rate debt.

Celanese utilizes foreign currency derivative financial instruments to eliminate or reduce the exposure of its foreign currency denominated receivables and payables. Additionally, Celanese utilizes derivative instruments to reduce the exposure of its commodity prices and stock compensation expense.

     Differences between amounts paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the hedged obligation. Gains and losses on instruments not meeting the criteria for cash flow hedge accounting treatment, or that cease to meet hedge accounting criteria, are included as income or expense.

     If a swap is terminated prior to its maturity, the gain or loss is recognized over the remaining original life of the swap if the item hedged remains outstanding, or immediately, if the item hedged does not remain outstanding. If the swap is not terminated prior to maturity, but the underlying hedged item is no longer outstanding, the interest rate swap is marked to market and any unrealized gain or loss is recognized immediately.

     Foreign exchange contracts relating to foreign currency denominated accounts receivable or accounts payable are accounted for as fair value hedges. Gains and losses on derivative instruments designated and qualifying as fair value hedging instruments as well as the offsetting losses and gains on the hedged items are reported in earnings in the same accounting period. Foreign exchange contracts for anticipated exposures are accounted for as cash flow hedges. Realized gains and losses are included in the earnings upon settlement of the contract. The effective portion of unrealized gains and losses associated with the contracts are deferred as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions affect earnings. Derivative instruments not designated as hedges are marked-to-market at the end of each accounting period with the results included in earnings.

     Celanese’s risk management policy allows the purchase of up to 80 percent of its natural gas and butane requirements, generally up to 18 months forward using forward purchase or cash-settled swap contracts to manage its exposure to fluctuating feed stock and energy costs. Throughout 2002, Celanese entered into natural gas forward and cash-settled swap contracts for 50 percent of its natural gas requirements, generally for up to 3 to 6 months forward; however, this amount is based on past practices and may not be indicative of future requirements. The fixed price natural gas forward contracts are principally settled through actual delivery of the physical commodity. The maturities of the cash-settled swap contracts correlate to the actual purchases of the commodity and have the effect of securing predetermined prices for the underlying commodity. Although these contracts are structured to limit Celanese’s exposure to increases in commodity prices, they can also limit the potential benefit Celanese might have otherwise received from decreases in commodity prices. These cash-settled swap contracts are accounted for as cash flow hedges. Realized gains and losses are included in the cost of the commodity upon settlement of the contract. The effective portion of unrealized gains and losses associated with the cash-settled swap contracts are deferred as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions affects earnings.

     Celanese selectively utilizes call options to offset some of the exposure to variability in expected future cash flows attributable to changes in the Company’s stock price related to its stock appreciation rights plans. The options are designated as cash flow hedging instruments. Celanese excludes the time value component from the assessment of hedge effectiveness. The change in the call option’s time value is reported each period in interest expense. The intrinsic value of the option contracts is deferred as a component of accumulated other comprehensive income (loss) until the compensation expense associated with the underlying hedged transactions affect earnings. (See Note 3)

     Financial instruments which could potentially subject Celanese to concentrations of credit risk are primarily receivables concentrated in various geographic locations and cash equivalents. Celanese performs ongoing credit evaluations of its customers’ financial condition. Generally, collateral is not required from customers. Allowances are provided for specific risks inherent in receivables.

  Inventories

     Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out or FIFO method and at certain locations, primarily in the U.S., the last-in, first-out or LIFO method. Cost includes raw materials, direct labor and manufacturing overhead.

     The cost of stores and supplies are valued at cost or market, whichever is lower. Cost is generally determined by the average cost method.

  Investments and equity in net earnings of affiliates

     Accounting Principles Board (“APB”) Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, stipulates that the equity method should be used to account for investments in corporate joint ventures and certain other companies when an investor has “the ability to exercise significant influence over operating and financial policies of an investee even though the investor holds 50 percent or less of the voting stock.” APB Opinion No. 18 considers an investor to have the ability to exercise significant influence when it owns 20 percent or more of the voting stock of an investee. Financial Accounting Standards Board (“FASB”) Interpretation No. 35, Criteria for Applying the Equity Method of Accounting for Investments in Common Stock, issued to clarify the criteria for applying the equity method of accounting to 50 percent or less owned companies, lists circumstances under which, despite 20 percent ownership, an investor may not be able to exercise significant influence. Certain investments where Celanese owns greater than a 20 percent ownership and can not exercise significant influence or control are accounted for under the cost method. Such investments aggregate €71 million and are included within long-term Other Assets.

     In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, adopted by the Company effective January 1, 2002, the excess of cost over underlying equity in net assets acquired is no longer amortized.

     Celanese assesses the recoverability of the carrying value of its investments whenever events or changes in circumstances indicate a loss in value that is other than a temporary decline. See “Impairment of property, plant and equipment” for explanation of the methodology utilized.

  Property, plant and equipment

     Property, plant and equipment are capitalized at cost. Depreciation is calculated on a straight-line basis, generally over the following estimated useful lives of the assets:

Land Improvements	20 years
Buildings	30 years
Buildings and Leasehold Improvements	10 years
Machinery and Equipment	10 years

     Leasehold improvements are amortized over 10 years or the remaining life of the respective lease, whichever is shorter.

     Repair and maintenance costs, including costs for planned maintenance turnarounds, that do not extend the useful life of the asset are charged against earnings as incurred. Major replacements, renewals and significant improvements are capitalized.

     Interest costs incurred during the construction period of assets are applied to the average value of constructed assets using the estimated weighted average interest rate incurred on borrowings outstanding during the construction period. The interest capitalized is amortized over the life of the asset.

     Impairment of property, plant and equipment — Celanese assesses the recoverability of the carrying value of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. The estimate of fair value may be determined as the amount at which the asset could be bought or sold in a current transaction between willing parties. If this information is not available, fair value is determined based on the best information available in the circumstances. This frequently involves the use of a valuation technique including the present value of expected future cash flows, discounted at a rate commensurate with the risk involved, or other acceptable valuation techniques. Impairment of property, plant and equipment to be disposed of is determined in a similar manner, except that fair value is reduced by the costs to dispose of the assets.

  Intangible assets

     The excess of the purchase price over fair value of net identifiable assets and liabilities acquired (“Goodwill”) and other intangible assets with indefinite useful lives, beginning in 2002, are no longer amortized, but instead tested for impairment at least annually. Patents, trademarks and other intangibles with finite lives are amortized on a straight-line basis over their estimated economic or legal lives, whichever is shorter. (See Notes 3 and 12)

     Impairment of intangible assets — Prior to January 1, 2002, Celanese assessed the recoverability of the carrying value of its intangible assets in the same manner as for property, plant and equipment. See “Impairment of property, plant and equipment”. Upon adoption of SFAS No. 142 on January 1, 2002, Celanese assesses the recoverability of the carrying value of its goodwill and other intangible assets with indefinite useful lives at least annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of goodwill is measured at the reporting unit level based on a two-step approach. First, the carrying amount of the reporting unit is compared to the fair value as estimated by the future net discounted cash flows expected to be generated by the reporting unit. To the extent that the carrying value of the reporting unit exceeds the fair value of the reporting unit, a second step is performed, wherein the reporting unit’s assets and liabilities are fair valued. To the extent that the reporting unit’s carrying value of goodwill exceeds its implied fair value of goodwill, impairment exists and must be recognized. The implied fair value of goodwill is calculated as the fair value of the reporting unit in excess of the fair value of all non-goodwill assets and liabilities allocated to the reporting unit. (See Note 3)

     Recoverability of other intangible assets with indefinite useful lives is measured by a comparison of the carrying amount of the intangible assets to the fair value of the respective intangible assets. Any excess of the carrying value of the intangible assets over the fair value of the intangible assets is recognized as an impairment loss. The estimate of fair value is determined similar to that for goodwill outlined above.

     Celanese assesses the recoverability of patents, trademarks and other intangibles with finite lives in the same manner as for property, plant and equipment. See “Impairment of property, plant and equipment”.

  Income taxes

     The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and net operating loss and tax credit carryforwards. The amount of deferred taxes on these temporary differences is determined using the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, as applicable, based on tax rates, and tax laws, in the respective tax jurisdiction enacted by the balance sheet date.

  Environmental liabilities

     Celanese manufactures and sells a diverse line of chemical products throughout the world. Accordingly, Celanese’s operations are subject to various hazards incidental to the production of industrial chemicals including the use, handling, processing, storage and transportation of hazardous materials. Celanese recognizes losses and accrues liabilities relating to environmental matters if available information indicates it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a loss is neither probable nor reasonably estimable, but is reasonably possible, Celanese provides appropriate disclosure in the notes to its consolidated financial statements if the contingency is material. Celanese estimates environmental liabilities on a case-by-case basis using the most current status of available facts, existing technology and presently enacted laws and regulations. Environmental liabilities for which the remediation period is fixed and associated costs are readily determinable are recorded at their net present value. (See Note 25)

  Minority interests

     Minority interests in the equity and results of operations of the entities controlled by Celanese are shown as a separate item in the consolidated financial statements. The entities included in the consolidated financial statements that have minority interests at December 31, 2002 are as follows:

Ownership Percentage

InfraServ GmbH & Co. Oberhausen KG	84%
Synthesegasanlage Ruhr GmbH	50%

Celanese has a 60 percent voting interest and the right to appoint a majority of the board of management of Synthesegasanlage Ruhr GmbH, which results ni Celanese controlling this entity and, accordingly, Celanese consolidates this entity in its consolidated financial statements.

  Research and development

The costs of research and development are charged as an expense in the period in which they are incurred.

  Functional currencies

     For most of Celanese’s international operations where the functional currency is other than the euro, assets and liabilities are translated using period-end exchange rates, while the statement of operations amounts are translated using the average exchange rates for the respective quarterly period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods or from initial recognition during the period are included as a separate component of accumulated other comprehensive income (loss).

  Earnings per share

     Basic earnings per share is based on the net earnings divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share is based on the net earnings divided by the weighted average number of common shares outstanding during the period adjusted to give effect to common stock equivalents. For all periods presented, Celanese had no dilutive common stock equivalents.

  Stock-based compensation

     Upon issuance of stock options in 2002, Celanese adopted the fair value provisions of SFAS No. 123, Accounting for Stock -based Compensation. There was no impact upon adoption. This statement prescribes a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans.

     Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Accordingly, compensation expense for stock options is determined using the Black-Scholes option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility and the expected dividends of the underlying stock, and the risk-free interest rate over the expected life of the option. Compensation expense for stock options is recorded over the expected life of the options. Accordingly, compensation expense has been recognized for stock options in the accompanying consolidated financial statements. (See Note 21)

     Compensation expense for stock appreciation rights, either partially or fully vested, is recorded based on the difference between the base unit price at the date of grant and the quoted market price of Celanese’s common stock on the Frankfurt Stock Exchange at the end of the period proportionally recognized over the vesting period and adjusted for previously recognized expense. (See Note 21)

  Captive Insurance Companies

     Celanese consolidates two wholly-owned insurance companies (the “Captives”). The Captives are a key component of the Company’s global risk management program as well as a form of self-insurance for property, liability and workers’ compensation risks. The Captives issue insurance policies to Celanese subsidiaries to provide consistent coverage amid fluctuating costs in the insurance market and to lower long-term insurance costs by avoiding or reducing commercial carrier overhead and regulatory fees. The Captives issue insurance policies and coordinate claims handling services with third party service providers. They retain risk at levels approved by the Board of Management and obtain reinsurance coverage from third parties to limit the net risk retained. One of the Captives also insures certain third party risks. Third party premiums earned are shown below.

     Summarized financial data, excluding intercompany activity, appear below.

	As of December 31,

	2002	2001

	(in € millions)

Balance Sheets
Assets
Reinsurance and Losses Receivable	213	263
Prepaid Insurance Premiums	27	27
Other Current Assets	8	25

Total Current Assets	248	315
Marketable Securities	135	142
Other Long Term Assets	1	1

Total Assets	384	458

Liabilities
Insurance Loss Reserves for Third Party and Internal Matters	137	203
Other Current Liabilities	6	3

Total Current Liabilities	143	206
Insurance Liabilities for Third Party and Internal Matters	169	214

Total Liabilities	312	420

Equity	72	38

	For the Years Ended December 31,

	2002	2001	2000

	(in € millions)

Statements of Operations
Third Party Premiums	30	30	46
Losses	(42)	(30)	(38)
Interest Income	7	17	12
Dividend Income	24	31	24
Other Income / (Expense)	(7)	5	4
Income Tax Expense	(7)	(2)	(7)

Net Income	5	51	41

The assets of the Captives consist primarily of marketable securities and reinsurance receivables. Marketable securities values are based on quoted market prices or dealer quotes. The carrying value of the amounts recoverable under the reinsurance agreements approximate fair value due to the short-term nature of these items.

     The liabilities recorded by the Captives relate to the estimated risk of loss recorded by the Captives, which is based on management estimates and actuarial valuations, and unearned premiums, which represent the portion of the premiums written applicable to the unexpired terms of the policies in-force. The establishment of the provision for outstanding losses is based upon known facts and interpretation of circumstances influenced by a variety of factors. In establishing a provision, management considers facts currently known and the current state of laws and litigation where applicable. Liabilities are recognized for known claims when sufficient information has been developed to indicate involvement of a specific policy and management can reasonable estimate its liability. In addition, liabilities have been established to cover additional exposure on both known and unasserted claims. Estimates of the liabilities are reviewed and updated regularly.

     The Captives use reinsurance arrangements to reduce their risk of loss. Reinsurance arrangements however do not relieve the Captives from their obligations to policy holders. Failure of the reinsurers to honor their obligations could result in losses to the Captives. The Captives evaluate the financial condition of their reinsurers and monitor concentrations of credit risk to minimize their exposure to significant losses from reinsurer insolvencies and established allowances for amounts deemed uncollectible.

     Premiums written are recognized as based on the terms of the policies. Capitalization of the Captives is determined by regulatory guidelines.

  Accounting for Purchasing Agent Agreements

     CPO Celanese Aktiengesellschaft & Co. Procurement Olefin KG, Frankfurt am Main (“CPO”), a wholly-owned subsidiary of Celanese, acts as a purchasing agent on behalf of Celanese as well as third parties. CPO arranges sale and purchase agreements for raw materials on a commission basis. Accordingly, the commissions earned on these sales are classified as a reduction to selling, general and administrative expense. Commissions amounted to €5 million, €15 million and €10 million in 2002, 2001 and 2000, respectively. The raw material sales volume commissioned by CPO for third parties amounted to €465 million, €534 million, and €554 million in 2002, 2001 and 2000, respectively.

Exemptions

     Celanese AG, Kronberg im Taunus, prepares consolidated financial statements according to article 290 HGB, that will be filed with the Commercial Register of the Königstein im Taunus district court and will be published pursuant to the German legal regulations in the Federal Gazette (Bundesanzeiger).

     CPO Celanese Aktiengesellschaft & Co. Procurement Olefin KG, Frankfurt am Main, (CPO) is included in the consolidated financial statements of Celanese AG. Accordingly, the exemption of article 264b HGB has been applied to CPO.

     Ticona GmbH, Kelsterbach, is included in the consolidated financial statements of Celanese AG. Accordingly, the exemption of article 264 III HGB has been applied to Ticona GmbH.

  New accounting pronouncements

     In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No.143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. The statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and normal operation of long-lived assets. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The asset retirement obligation will be capitalized as part of the carrying amount of the long-lived asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, a gain or loss is recognized on settlement.

     Celanese will adopt this statement effective January 1, 2003. Upon adoption, Celanese will recognize transition amounts for existing asset retirement obligations, associated capitalizable costs and accumulated depreciation.

3.	Accounting Changes

     Accounting Changes Adopted in 2002

     In 2002, Celanese recorded income of €19 million for the cumulative effect of two accounting changes. This amount consisted of income of €10 million (€0.20 per share) from the implementation of SFAS No. 142, as disclosed below, and income of €9 million, net of income taxes of €5 million (€0.18 per share), as a result of the change in the measurement date of Celanese’s U.S. benefit plans. (See Note 19)

     Effective January 1, 2002, Celanese adopted SFAS No. 142, Goodwill and Other Intangible Assets, and accordingly applied the standards of the statement prospectively. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and provides that goodwill and some intangibles no longer be amortized on a recurring basis. Instead, goodwill and intangible assets with an indefinite life are subject to an initial impairment test within six months of adoption of SFAS No. 142 and at least annually thereafter.

     As of January 1, 2002, Celanese had goodwill with a net carrying value of €1,162 million that was subject to the transition provision of SFAS No. 142. During the first half of 2002, Celanese performed the required impairment tests of goodwill as of January 1, 2002 and determined that there was no impairment. Other intangible assets with finite lives continue to be amortized over their useful lives and reviewed for impairment.

     Additionally, SFAS No. 142 requires that any unamortized negative goodwill (excess of fair value over cost) on the balance sheet be written off immediately and classified as a cumulative effect of change in accounting principle in the consolidated statement of operations. As a result, income of €10 million was recorded to cumulative effect of changes in accounting principles in Celanese’s consolidated statement of operations in the first quarter of 2002.

     The following table presents the impact of adopting SFAS No. 142 on net earnings (loss) and net earnings (loss) per share:

	For the Years Ended December 31,

	2002	2001	2000

	(in € millions, except per share data)

Reported net earnings (loss)	187	(385)	58
Adjustment for goodwill amortization	—	90	88
Adjustment for negative goodwill	(10)	(3)	13

Adjusted net earnings (loss)	177	(298)	159

Earnings (loss) per common share - basic and diluted:
Reported net earnings (loss)	3.72	(7.65)	1.09
Goodwill amortization	—	1.79	1.65
Negative goodwill	(0.20)	(0.06)	0.24

Adjusted net earnings (loss)	3.52	(5.92)	2.98

     Celanese adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, on January 1, 2002, and accordingly applied the standards of the statement prospectively. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The statement also supersedes APB No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. This statement establishes a single accounting model to test impairment, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. The statement retains most of the requirements in SFAS No. 121 related to the recognition of impairment of long-lived assets to be held and used. Additionally, SFAS No. 144 extends the applicability to discontinued operations, and broadens the presentation of discontinued operations to include a component of an entity. The adoption of SFAS No. 144 did not have a material effect on Celanese’s consolidated financial statements.

     Effective October 2002, Celanese early adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, and accordingly applied the statement prospectively to exit or disposal activities initiated after September 30, 2002. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. The statement nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The principal difference between SFAS No. 146 and EITF Issue No. 94-3 relates to the criteria for recognition of a liability for a cost associated with an exit or disposal activity.

     SFAS No. 146 requires recognition only when the liability is incurred. In contrast, under EITF Issue No. 94-3, a liability was recognized when the Company committed to an exit plan. Additionally, SFAS No. 146 stipulates that the liability be measured at fair value and adjusted for changes in cash flow estimates.

     In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN No. 45”), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. These disclosure requirements are included in Note 24. FIN No. 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified subsequent to adoption.

     FIN No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of a liability is required even it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. As noted above, Celanese has adopted the disclosure requirements of FIN No. 45 and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

     Accounting Changes Adopted in 2001

     Celanese adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, on January 1, 2001, and accordingly applied the standards of the Statements prospectively. These statements standardized the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standards, entities are required to carry all derivative instruments in the statements of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposure to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting gain or loss on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (loss) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

     Upon adoption, Celanese recorded a net transition adjustment gain of €8 million, net of related income tax of €4 million, in accumulated other comprehensive income (loss) at January 1, 2001. Further, the adoption of these statements resulted in Celanese recognizing €14 million of derivative instrument assets and €2 million of derivative liabilities. The effect of the ineffective portion of the derivatives on the consolidated statement of operations was not material.

     Celanese adopted SFAS No. 141, Business Combinations, on June 30, 2001, and accordingly applied the standards of the statement prospectively. Under this new standard, all acquisitions subsequent to June 30, 2001 must be accounted for under the purchase method of accounting. SFAS No. 141 also establishes criteria for the recognition of intangible assets apart from goodwill. The adoption of SFAS No. 141 did not have a material effect on Celanese’s consolidated financial statements.

4.	Supplemental Cash Flow Information

	For the Years Ended December 31,

	2002	2001	2000

	(in € millions)

Cash paid during the year for:
Taxes, net of refunds	30	(49)	(12)
Interest, net of amounts capitalized	48	72	59
Noncash investing and financing activities:
Fair value adjustment to securities available-for-sale, net of tax	2	(4)	7
Settlement of demerger liability (See Note 20)	7	—	—

5.	Transactions and Relationships with Affiliates

     Celanese is a party to various transactions with affiliated companies. Companies for which Celanese has investments accounted for under the cost or equity method of accounting are considered Affiliates; any transactions or balances with such companies are considered Affiliate transactions. The following tables represent Celanese’s transactions with Affiliates, as defined above, for the periods presented.

	2002	2001	2000

	(in € millions)

Statements of Operations
Purchases from Affiliates(1)	78	76	110
Sales to Affiliates(1)	75	41	68
Interest income from Affiliates	1	3	3
Interest expense paid to Affiliates	7	13	15

	2002	2001

Balance Sheets	(in € millions)

Trade and other receivables from Affiliates	11	10
Current notes receivable (including interest) from Affiliates	9	11
Long-term notes receivable from Affiliates	—	9

Total receivables from Affiliates	20	30

Accounts payable and other liabilities due Affiliates	25	36
Accrued interest payable due Affiliates	—	1
Short-term borrowings from Affiliates(2)	96	239
Total due Affiliates
	121	276

(1) Purchases/Sales from/to Affiliates

     Purchases and sales from/to Affiliates are accounted for at prices approximating those charged to third party customers for similar goods or services.

(2) Short- term borrowings from Affiliates (See Note 15)

The 2002 and 2001 balances reflect Celanese’s short-term borrowings from Affiliates, the terms of which are based on current market conditions.

6.	Acquisitions and Divestitures

     Celanese completed the following acquisitions of businesses during 2002:

  On December 31, 2002, Celanese acquired Clariant AG’s European emulsions and worldwide emulsion powders businesses, valued at €147 million, including the assumption of related liabilities. Net of purchase price adjustments of €2 million and the assumption of liabilities of €20 million, Celanese paid €125 million cash for the net assets of the business. This new addition to the Acetyl Products segment will enable Celanese to offer a comprehensive range of value-added emulsions and emulsion powders that serve as the primary ingredients in quality surface coatings, adhesives, non-woven textiles and other applications. The emulsions and emulsion powders business has four production facilities servicing the unique product requirements of customers across Europe. There are also 11 sales offices and seven research and technology centers, all strategically located to provide rapid response to customers. Two of the production facilities are located in Germany and Spain, in close proximity to Celanese plants that supply chemical ingredients for emulsions. The acquisition was accounted for using the purchase method and as a result of this transaction, Celanese recorded excess purchase price over fair value of net assets acquired of €33 million. Additionally, Celanese acquired an estimated €20 million of intangible assets related to this acquisition. The preliminary purchase price allocations are subject to adjustments in 2003 when the purchase price allocation is finalized.

     Celanese completed the following acquisitions of businesses during 2000:

  In May 2000, Celanese acquired 100 percent of Axiva GmbH, a process technology and engineering business, from Aventis for a purchase price of €38 million. Pursuant to the purchase agreement, Aventis, under certain conditions, shared in the funding of the Fuel Cell project or the research and development project focusing on polyunsaturated fatty acids, and is entitled to additional consideration in the event Celanese sells these projects. The acquisition was accounted for using the purchase method and accordingly, the results of operations from the date of acquisition through December 31, 2000 are included in the accompanying consolidated financial statements. In October 2000, Celanese sold 75 percent of the process technology and engineering business of Axiva GmbH to Siemens AG and retained selected projects, which it continues to operate in the process technology entity, which was renamed Celanese Ventures GmbH. Celanese received gross proceeds of €10 million on the sale. There was no material effect on the consolidated statement of operations in 2000.
  In September 2000, Celanese completed the acquisition of the polyvinyl alcohol (“PVOH”) business of Air Products and Chemicals, Inc. for U.S. $326 million (€359 million). As a result of this transaction, Celanese recorded goodwill of U.S. $52 million (€56 million). Celanese completed the purchase price allocation in June 2001, and as a result reduced its original goodwill by €4 million.

     Celanese made the following divestitures during 2002:

  Effective January 1, 2002, Celanese sold its interest in InfraServ GmbH & Co. Deponie Knapsack KG (“Deponie”) to Trienekens AG. Celanese recorded a net cash outflow of €23 million on the sale of this business, which included cash of €40 million offset by proceeds received of €17 million, and a gain of €10 million on disposition of Deponie included in gain on disposition of assets.

  In December 2002, Celanese completed the sale of Trespaphan, its global oriented polypropylene (“OPP”) film business, to a consortium consisting of Dor-Moplefan Group and Bain Capital, Inc. for a value of €209 million. Net of the purchase price adjustments of €19 million and the repayment of €78 million in intercompany debt that Trespaphan owed Celanese AG, Celanese received net proceeds of €112 million. Trespaphan was formerly part of Celanese’s Performance Products segment. The transaction is reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144.
  During 2002, Celanese sold its global allylamines and U.S. alkylamines businesses to U.S. Amines Ltd. This business is reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144.

     In 2002, Celanese received net proceeds of €100 million and recorded €15 million in earnings (loss) from operation of discontinued operations (including a gain on disposal of discontinued operations of €14 million) and a gain of €10 million in gain on disposition of assets relating to these divestitures. Additionally, Celanese recognized a tax benefit of €40 million for discontinued operations, which includes a tax benefit associated with a tax deductible write-down of the tax basis for Trespaphan’s subsidiary in Germany relating to tax years ended December 31, 2000 and 2001. Since this tax benefit relates to an entity solely engaged in a business designated as discontinued operations in the 2002 financial statements, this tax benefit has been correspondingly included in earnings (loss) from discontinued operations. Relating to these divestitures, Celanese adjusted 2001 and 2000 earnings by reclassifying pre-tax losses of €40 million and €3 million, respectively, to earnings (loss) from discontinued operations.

     Additionally, Celanese recognized tax benefits of €10 million and €4 million in 2001 and 2000, respectively, related to these divestitures and recorded these in income tax benefit (expense) of discontinued operations.

     Celanese completed the following divestitures during 2001:

  In January 2001, Celanese sold its investment in Infraserv GmbH & Co. Münchsmünster KG to Ruhr Oel GmbH. (See Note 10)
  In January 2001, Celanese sold its CelActivTM and Hoecat® catalyst business to Synetix.
  In April 2001, Celanese sold NADIR filtration GmbH, formerly Celgard GmbH, to KCS Industrie Holding AG. This divestiture was classified as a discontinued operation.
  In June 2001, Celanese sold its ownership interest in Hoechst Service Gastronomie GmbH to Eurest Deutschland GmbH and Infraserv GmbH & Co. Höchst KG.
  In October 2001, Celanese sold its ownership interest in Covion Organic Semiconducters GmbH, a developer and producer of light-emitting organic polymers, to Avecia, its joint venture partner in Covion Organic Semiconductors GmbH.

     Celanese received gross proceeds of €13 million in 2001 and recorded a gain of €6 million in interest and other income, a gain of €2 million in gain on disposal of discontinued operations and a gain of €1 million in gain on disposition of assets related to the sale of these businesses. Celanese recorded an additional pre-tax gain in 2001 of €12 million in gain on disposal of discontinued operations related to a business divested in 2000. Additionally, Celanese recognized a tax expense of €5 million for dis continued operations.

     Celanese completed the following divestitures during 2000, all of which were classified as discontinued operations in the accompanying consolidated statement of operations:

  In January 2000, Celanese sold its phosphorous and phosphorous derivatives business, conducted by the Thermphos Group, to the Thermphos Group’s management. The loss was recognized at December 31, 1999.
  In July 2000, Celanese sold its 50 percent interest in Vinnolit Kunststoff GmbH, its joint venture with Wacker Chemie GmbH, and its 100 percent interest in Vintron GmbH, both European producers of high performance polyvinyl chloride or PVC products, to institutional funds managed by Advent International Corporation. Pursuant to the sale agreement, the buyer had been granted limited rescission rights which expired on December 15, 2001.

     Celanese received gross proceeds of €35 million and recorded €31 million, pre-tax, in earnings (loss) from operation of discontinued operations (including gain on disposal of discontinued operations of €28 million) relating to these discontinued operations. Celanese also recorded €9 million of additional pre-tax losses incurred in 2000 relating to other discontinued operations sold in 1999 in gain on disposal of discontinued operations. Celanese recognized a tax expense of €19 million for discontinued operations.

7.	Securities Available for Sale

     At December 31, 2002 and 2001, Celanese had €135 million and €142 million, respectively, of marketable securities available for sale, which were included as a component of other assets. Celanese’s captive insurance companies hold these securities. There was a net realized loss of €7 million in 2002 and a net realized gain of €5 million in 2001. The net realized loss in 2002 relates to an other-than-temporary write-down of €7 million due to the decline in market value of certain investments. The amortized cost, gross unrealized gain, gross unrealized loss and fair values for available-for-sale securities by major security type at December 31, 2002 and 2001, were as follows:

	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value

	(in € millions)

At December 31, 2002
Debt Securities
U.S. Government	31	1	—	32
U.S. municipal	—	—	—	—
U.S. corporate	64	2	—	66

Total debt securities	95	3	—	98
Bank certificates of deposit	15	—	—	15
Equity securities	6	—		6
Mortgage-backed securities	16	—	—	16

	132	3	—	135

At December 31, 2001
Debt Securities
U.S. Government	21	—	—	21
U.S. municipal	2	—	—	2
U.S. corporate	96	—	—	96

Total debt securities	119	—	—	119
Bank certificates of deposit	3	—	—	3
Equity securities	10	—	(1)	9
Mortgage-backed securities	11	—	—	11

	143	—	(1)	142

     Fixed maturities at December 31, 2002 by contractual maturity are shown below. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Amortized Cost	Fair Value

	(in € millions)

Within one year	20	20
From one to five years	53	54
From six to ten years	34	36
Greater than ten years	19	19

	126	129

8.	Receivables, net

	As of December 31,

	2002	2001

	(in € millions)

Trade receivables, net - third party and affiliates	689	668
Reinsurance receivables	213	263
Other	230	243

Subtotal	1,132	1,174
Allowance for doubtful accounts	(21)	(22)

Net receivables	1,111	1,152

     As of December 31, 2002 and 2001, Celanese had no significant concentrations of credit risk since Celanese’s customer base is dispersed across many different industries and geographies.

     In 2001, Celanese entered into an agreement that allows Celanese to sell certain U.S. trade receivable under a planned continuous sale program to a third party. This program is renewable annually until December 2004. The program is accounted for under the provisions of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. The agreement permits Celanese’s U.S. operating subsidiaries to sell certain U.S. trade receivable to CNA Funding LLC, a wholly owned subsidiary of Celanese that was formed for the sole purpose of entering into the program. CNA Funding LLC in turn sells an undivided ownership interest in these trade receivables to the purchaser. Undivided interests in designated receivable pools were sold to the purchaser with recourse limited to the receivables purchased. Celanese continues to service, administer, and collect the trade receivables on behalf of the financial institution and receives a fee for performance of these services. At December 31, 2002 and 2001, the provision of the program allowed for the sale of up to U.S. $120 million and U.S. $150 million of receivables, respectively. The average monthly balance of outstanding receivables sold under the program in 2002 was approximately U.S. $47 million. There were no outstanding sales of receivables under this program as of December 31, 2002 and December 31, 2001. Fees paid by Celanese under this agreement are based on certain variable market rate indices and totaled approximately U.S. $1 million in 2002. There were no fees paid under the asset securitization program in 2001.

9.	Inventories

	As of December 31,

	2002	2001

	(in € millions)

Finished goods	427	503
Work-in-process	17	17
Raw materials and supplies	70	67

Subtotal	514	587
LIFO reserve	9	(8)
Total inventories	523	579

     At December 31, 2002 and 2001, €219 million and €247 million, respectively, of total inventories were valued by the LIFO method. During 2002 and 2001, inventory usage resulted in the liquidation of LIFO inventory quantities, which had the effect of reducing cost of sales by €9 million and €43 million, respectively.

     As of December 31, 2002 and December 31, 2001, the LIFO reserve for the U.S. subsidiaries was net of a U.S. $28 million (€27 million) fair value adjustment in inventory from the 1987 acquisition by Hoechst of the former Celanese Corporation. This acquisition, or merger, was accounted for as a purchase. The purchase price was allocated based on the fair market value of assets acquired and liabilities assumed.

10.	Investments

     Celanese accounts for the following Affiliates under the equity method:

			Net Book Value	Earnings

			2002

Affiliate	Segment	Percent Ownership	(in € millions)

Clear Lake Methanol Co., LLC	Acetyl	50.0%	—	—
Fortron Industries	Ticona	50.0%	17	1
Korea Engineering Plastics Co., Ltd.	Ticona	50.0%	95	7
Polyplastics Co., Ltd	Ticona	45.0%	208	6
InfraServ GmbH & Co. Gendorf KG	Other	39.0%	17	1
InfraServ GmbH & Co. Höchst KG	Other	31.2%	99	6
InfraServ GmbH & Co. Knapsack KG	Other	27.9%	15	1
Siemens Axiva GmbH	Other	25.0%	1	—
Sherbrooke Capital Health and Wellness, L.P.	Performance Products	9.9%	2	—

Total			454	22

	2002	2001

	(in € millions)

Affiliates totals:
Net sales	1,857	1,797
Net earnings	54	49
Celanese’s share:
Net earnings	22	13
Dividends	69	21
Distributions	41	—

Total assets	1,800	2,374
Total liabilities	872	1,121
Interests of others	566	764

Celanese’s equity	362	489
Write-down of investment	—	(21)
Excess of cost over underlying equity in net assets acquired	92	98

Celanese’s investment	454	566

	Acquisition Cost	Write - Down	Net Book Value

	(in € millions)

January 1, 2002	587	(21)	566
Distributions	(41)	—	(41)
Exchange rate changes	(24)	—	(24)
Celanese’s share of equity method investee earnings, net of dividends received	(47)	—	(47)

December 31, 2002	475	(21)	454

     During 2002, Celanese received €41 million in distributions from investments in InfraServ companies which were recorded as a reduction in carrying value of these investments. Of this €41 million, €35 million was received from InfraServ GmbH & Co. Höchst KG, €3 million from InfraServ GmbH & Co. Knapsack KG and €3 million from InfraServ GmbH & Co. Gendorf KG.

     In January 2001, Celanese sold its investment in Infraserv GmbH & Co. Münchsmünster KG to Ruhr Oel GmbH. (See Note 6)

     During the third quarter of 2001, overcapacity in the methanol industry resulted in Celanese and its venture partner idling its methanol unit, operated by the Clear Lake Methanol Joint Venture (“CLMV”) indicating that an other than temporary decline in the value of Celanese’s investment in CLMV had occurred. As a result, Celanese wrote down its remaining investment in CLMV of €6 million.

11.	Property, Plant and Equipment

	Land and Land Improvements	Building, Building Improvements and Leasehold Improvements	Machinery and Equipment	Construction in Progress	Capitalized Interest	Total

	(in € millions)

Net book value at December 31, 2001	107	226	1,317	195	62	1,907

Acquisition or construction cost
January 1, 2002	192	599	5,383	195	180	6,549
Additions	—	1	11	200	6	218
Disposals	(3)	(2)	(43)	—	—	(48)
Transfers	1	13	192	(206)	—	—
Acquisitions	2	9	44	1	—	56
Exchange rate changes	(30)	(80)	(723)	(21)	(28)	(882)

December 31, 2002	162	540	4,864	169	158	5,893

Accumulated Depreciation
January 1, 2002	(85)	(373)	(4,066)	—	(118)	(4,642)
Additions	(5)	(18)	(255)	—	(11)	(289)
Disposals	1	3	37	—	—	41
Exchange rate changes	16	46	536	—	20	618

December 31, 2002	(73)	(342)	(3,748)	—	(109)	(4,272)

Net book value at December 31, 2002	89	198	1,116	169	49	1,621

     The total capital expenditures in property, plant and equipment were €218 million and €217 million in 2002 and 2001, respectively. Depreciation totaled €283 million and €307 million in 2002 and 2001, respectively. Write-downs due to asset impairments amounting to €6 million and €112 million were recorded to special charges in 2002 and 2001, respectively. The asset impairment write-downs are included in additions to accumulated depreciation.

     Assets under capital leases, net of accumulated amortization, amounted to €8 million and €11 million in 2002 and 2001, respectively.

     Interest costs capitalized were €6 million, €4 million and €13 million in 2002, 2001 and 2000, respectively.

12.	Intangible Assets

Goodwill

	Acetyl Products	Chemical Intermediates	Acetate Products	Ticona	Total

	(in € millions)

Carrying value of goodwill as of December 31, 2001	585	15	174	388	1,162

Acquired during the year	33	—	—	—	33
Impairment losses	—	—	—	—	—
Exchange rate changes	(91)	(3)	(28)	(61)	(183)

Carrying value of goodwill as of December 31, 2002	527	12	146	327	1,012

     As of January 1, 2002, Celanese’s gross carrying value and accumulated amortization of goodwill were €2,047 million and €885 million, respectively. Effective January 1, 2002, Celanese adopted SFAS No. 142, Goodwill and Other Intangible Assets, and accordingly applied the standards of the statement prospectively. This statement provides that goodwill and other intangible assets with an indefinite life no longer be amortized rather they will be tested annually for impairment. During 2002, Celanese performed the required impairment tests of goodwill as of January 1, 2002 and determined that there was no impairment. Additionally, Celanese recorded a preliminary excess purchase price over fair value of net assets acquired of €33 million associated with its acquisition of Clariant’s European emulsions and worldwide emulsion powders businesses in 2002. (See Note 6)

     In 2001, special charges of €243 million were recorded for the impairment of goodwill in the Chemical Intermediates segment due to the deterioration in the outlook of the acrylates and oxo business lines. Celanese’s management determined that the future undiscounted cash flows associated with portions of the assets of the underlying businesses were insufficient to recover their carrying value. Accordingly, such assets were written down to fair value, which was determined on the basis of discounted cash flows.

Other Intangible Assets

     Celanese determined that all other intangible assets have finite lives, which will continue to be amortized over their useful lives. Celanese’s gross carrying value and accumulated amortization of patents, trademarks, and similar rights as of December 31, 2002 were €38 million and €16 million, respectively. On December 31, 2002, Celanese acquired an estimated €20 million of intangible assets related to the emulsions business acquisition (See Note 6). Aggregate amortization expense charged against earnings for intangible assets with finite lives during the year ended December 31, 2002 totaled €3 million. Estimated amortization expense for the succeeding five fiscal years is approximately €8 million in 2003, €6 million each in 2004 and 2005 and €4 million each in 2006 and 2007.

13.	Income Taxes

     Celanese is headquartered in Germany. Under German tax law, German corporations are subject to both a corporate income tax and a trade income tax, the latter of which varies based upon location. The trade income tax is deductible for corporate income tax purposes. The German corporate income tax rate in 2002 was 25 percent. Combined with a solidarity surcharge of 5.5 percent on the German corporate tax, and the blended trade income tax rate, the statutory tax rate for Celanese in Germany is 40 percent.

     Effective January 1, 2003, the German corporate income tax rate will increase by 1.5 percent for the year 2003. This rate increase only applies to 2003. The solidarity surcharge on the corporate income tax will remain 5.5 percent. Combined with the solidarity surcharge on the German income tax rate plus the blended trade income tax rate, the statutory tax rate in Germany will be 41 percent for 2003.

     Deferred taxes are being provided at a 40 percent rate for the German companies in 2002. Deferred taxes are being provided on all other companies at the tax rate currently in effect in the local tax jurisdictions.

     Prior to January 1, 2001 and the enactment of the German Tax Reduction Law, German tax law provided for a split tax rate to determine corporate income tax. Undistributed corporate income was subject to German corporate taxes of 40 percent in 2000, plus a solidarity surcharge of 5.5 percent. The corporate income tax rate for distributed income in 2000 was 32 percent after the solidarity surcharge levy. Including the surcharge and the blended trade income tax rate, the German statutory tax rate in 2000 was 45 percent.

	For the Years Ended December 31,

	2002	2001	2000

	(in € millions)

Earnings (loss) before income tax, minority interests, discontinued operations and cumulative effect of changes in accounting principles:
Germany	149	142	176
U.S.	(186)	(736)	(148)
Other	203	104	114

Total	166	(490)	142

Provision (benefit) for income taxes:
Current:
Germany	40	43	56
U.S.	(49)	79	(170)
Other	44	23	50

Total current	35	145	(64)

Deferred:
Germany	25	(46)	13
U.S.	(9)	(207)	133
Other	2	(18)	6

Total deferred	18	(271)	152

Income tax provision (benefit)	53	(126)	88

Effective income tax rate reconciliation:
A reconciliation of income tax provision (benefit) for the years ended December 31,
2002, 2001 and 2000 determined by using the applicable German statutory rate of 40%
for 2002, 40% for 2001 and 45% for 2000 follows:
Income tax provision (benefit) computed at statutory tax rates	66	(196)	64
Increase (decrease) in taxes resulting from:
Change in valuation allowance	(28)	(65)	(65)
Equity income	15	(3)	(5)
Non-deductible amortization and impairment	—	120	24
Investments	—	—	(5)
Import/export activities	—	—	1
U.S. foreign tax credit / Subpart F income	2	13	15
U.S. tax rate differentials	9	39	14
Other foreign tax rate differentials	(33)	(44)	(14)
Valuation adjustments in subsidiaries	16	—	64
Enacted changes in tax rates	—	—	(4)
Other	6	10	(1)

Income tax provision (benefit)	53	(126)	88

     In 2002, Celanese recognized income tax expense of €53 million as compared to an income tax benefit of €126 million in 2001 and income tax expense of €88 million in 2000. Celanese also recognized in 2002 a €43 million German tax benefit relating to a tax deductible writedown of its investment in Trespaphan GmbH. This tax benefit is attributable to a discontinued business and is therefore reported as part of discontinued operations and is not included in the 2002 income tax provision.

     The effective tax rate for Celanese in 2002 was 32 percent compared to 26 percent in 2001 and 62 percent in 2000. The Celanese effective tax rate in 2002 was favorably affected by the utilization of net operating loss carryforwards in Germany, the release of certain valuation allowances on prior years’ deferred tax assets, unrepatriated low-taxed earnings and a lower effective minimum tax burden in Mexico. The effective tax rate was unfavorably affected in 2002 by distributions of taxable dividends from equity investments and the reversal of a tax deductible writedown in 2000 of a German investment.

     In 2001, Celanese recognized an income tax benefit of €126 million and reported an effective tax rate of 26 percent. The effective tax rate in 2001 was favorably affected by the full recognition of previously reserved deferred tax assets of a subsidiary in Germany, the utilization of net operating loss carryforwards, offset by non-deductible goodwill amortization and impairment charges.

     In 2000, Celanese recognized an income tax provision of €88 million and reported an effective tax rate of 62 percent. The effective tax rate in 2000 was affected by provisions for valuation adjustments and the utilization of net operating loss carryforwards in Germany as well as non-deductible goodwill amortization.

     The tax effects of the temporary differences which give rise to a significant portion of deferred tax assets and liabilities as of December 31, 2002 and 2001 are as follows:

	2002	2001

	(in € millions)

Pension and Postretirement obligations	391	366
Accrued expenses	118	160
Net operating loss carryforwards	364	382
Investments	26	28
Other	94	76

Subtotal	993	1,012
Valuation allowance	(166)	(199)

Deferred tax assets	827	813

Depreciation	180	197
Interest	7	11
Inventory	23	24
Other	1	8

Deferred tax liabilities	211	240

Net deferred tax assets	616	573

     A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Celanese has established valuation allowances primarily for U.S. state and capital loss carryforwards, and Mexican net operating loss carryforwards, which may not be realizable. Based on the criteria provided under SFAS No. 109, it is more likely than not that Celanese will realize the benefit of the remaining deferred tax assets existing at December 31, 2002.

     At December 31, 2002, Celanese has net operating loss carryforwards of approximately €780 million, primarily in the United States, Germany and Mexico, with various expiration dates. In addition, Celanese has capital loss carryforwards of €178 million in the United States, which will expire in 2004.

     Provision has not been made for income taxes or foreign withholding taxes on any cumulative earnings of foreign subsidiaries because such earnings will either not be subject to any such taxes or are intended to be indefinitely reinvested in those operations. It is not practicable to determine the tax liability, if any, that would be payable if such earnings were not reinvested indefinitely.

14.	Accounts Payable and Accrued Liabilities

	As of December 31,

	2002	2001

	(in € millions)

Trade payables - third party and affiliates	573	620
Accrued salaries and benefits	157	172
Accrued environmental (See note 25)	34	47
Accrued restructuring	55	135
Insurance loss reserves	137	203
Accrued legal	24	55
Other	252	214

Total accounts payable and accrued liabilities	1,232	1,446

15.	Debt

Short-term borrowings and current installments of long-term debt

	As of December 31,		Weighted Average Interest Rates

	2002	2001	2002	2001

	(in € millions)

Current installments of long-term debt	99	8	1.6%	5.7%
Bank loans	—	19	—	4.3%
Short-term borrowings from Affiliates	96	240	3.6%	3.5%

Total short-term borrowings and current installments of long-term debt..	195	267

     Celanese has a U.S. $700 million (€667 million) commercial paper program of which no amounts were outstanding at December 31, 2002. Celanese maintains committed backup facilities, revolving credit lines and term loans with several banks aggregating €1,580 million at December 31, 2002; the aggregate unused part thereof amounts to €1,241 million, of which U.S. $310 million (€296 million) were used as credit backup for Celanese’s commercial paper program. These credit backup facilities for the commercial paper program are 364-day facilities which are subject to renewal annually.

     Celanese had outstanding letters of credit amounting to €118 million at December 31, 2002 and €110 million at December 31, 2001.

     Short-term borrowings and current installments of long-term debt are principally denominated in U.S. dollars and euro.

Long-term debt

	As of December 31,

	2002	2001

	(in € millions)

Term notes:
6.125% notes, due 2004	24	28
7.125% medium-term notes, due 2009	13	16
Variable rate loans with interest rates as of December 31, 2002 adjusted periodically:
Due in 2003, interest rate of 4.47%	3	—
Due in 2003, interest rate of 1.49%	95	113
Due in 2005, interest rate of 2.23%	167	199
Due in 2006, interest rate of 4.47%	5	—
Pollution control and industrial revenue bonds, interest rates ranging from
5.2% to 6.7%, due at various dates through 2030	199	248
Obligations under capital leases, due at various dates through 2012	13	17

Subtotal	519	621
Less: Current installments of long-term debt	99	8

Total long-term debt	420	613

     Substantially all the above long-term borrowings are denominated in U.S. dollars. Certain loan agreements, entered into by Celanese subsidiaries, include equity ratio and other covenants that limit their ability to enter into certain transactions. As of December 31, 2002, Celanese was in compliance with all debt covenants.

     The maturities in 2003 and thereafter are as follows:

Total

(in € millions)

2003	195
2004	40
2005	169
2006	7
2007	2
Thereafter	202

Total	615

     Celanese recorded interest expense, net of amounts capitalized, of €59 million, €80 million and €74 million in 2002, 2001 and 2000, respectively. Interest expense on the borrowings noted above, including the effects of related interest rate swaps and the adjustment for capitalized interest, was €48 million, €69 million and €65 million, respectively. The remaining portion related to the interest component of discounted environmental liabilities, financial instruments and other liabilities.

16.	Other Liabilities

	As of December 31,

	2002	2001

	(in € millions)

Pension and postretirement medical and life obligations (See Note 19)	1,212	1,145
Environmental liabilities (See Note 25)	165	294
Insurance liabilities (See Note 2)	169	214
Other	249	267

Total other liabilities	1,795	1,920

17.	Cost of Raw Materials and Supplies

     The following cost of raw materials and supplies reflect total costs incurred by continuing and discontinued operations in the respective periods:

	2002	2001	2000

	( in € millions)

Cost of raw materials, supplies and merchandise	2,216	2,761	2,993
Cost of services purchased (primarily energy)	334	433	415

Total cost of raw materials and supplies	2,550	3,194	3,408

     Total cost of raw materials and supplies for discontinued operations were €165 million, €206 million, and €232 million for 2002, 2001, and 2000, respectively. The reduction in cost of raw materials and supplies in 2002 reflects the decrease in raw materials and energy costs due to volatility in hydrocarbon costs, primarily natural gas.

18.	Personnel Expenses

     The following personnel expenses reflect total costs incurred by continuing and discontinued operations in the respective periods:

	2002	2001	2000

	(in € millions)

Wages and salaries	707	767	777
Social security contributions	75	82	85
Other	72	77	125

Personnel expenses excluding pensions and similar benefits and
restructuring severance expenses	854	926	987
Pensions and similar benefits	104	125	127

Personnel expenses excluding restructuring severance expenses	958	1,051	1,114
Restructuring severance expenses	11	133	46

Total cost of personnel expenses	969	1,184	1,160

     Total cost of personnel expenses for discontinued operations were €68 million, €78 million, and €68 million for 2002, 2001, and 2000, respectively.

     The average number of employees in 2002 totaled 10,725. In 2001, the average number of employees was 11,175.

19.	Benefit Obligations

     Pension obligations — Pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions. The benefits offered vary according to the legal, fiscal and economic conditions of each country. The commitments result from participation in defined contribution and defined benefit plans, primarily in the U.S. Benefits are dependent on years of service and the employee’s compensation. Supplemental retirement benefits provided to certain employees are non-qualified for U.S. tax purposes. Separate trusts have been established for some non-qualified plans.

     Defined benefit pension plans exist at certain locations in Europe and North America. Independent trusts or insurance companies administer the majority of these plans. Actuarial valuations for these plans are generally prepared annually.

     Celanese sponsors various defined contribution plans in Europe and North America covering certain employees. Employees may contribute to these plans and Celanese may match these contributions in varying amounts. Celanese’s contributions to the defined contribution plans are based on specified percentages of employee contributions and aggregated €12 million in 2002 and €15 million in 2001.

     Other postretirement benefit plans — Certain retired employees receive postretirement medical benefits under plans sponsored by Celanese. Celanese has the right to modify or terminate these plans at any time. Celanese employees in the U.S. who were 50 years of age as of January 1, 2001 are eligible to receive postretirement medical benefits, both pre-65 coverage and continued secondary coverage at age 65, provided that upon termination they are at least age 55 and have a minimum of 10 years of service. On January 1, 2001, Celanese eliminated continued postretirement medical coverage at age 65 for employees who were not 50 on January 1, 2001 or were hired on or after January 1, 2001. This group of employees continues to be eligible for pre-65 postretirement medical coverage provided that upon termination they are at least age 55 and have a minimum of 10 years of service. Generally, the cost for coverage is shared between Celanese and the employee, and is determined based upon completed years of service.

	Pension Benefits		Postretirement Benefits

	2002	2001	2002	2001

	(in € millions)

Change in projected benefit obligation
Projected benefit obligation at beginning of year	2,667	2,297	515	399
Service cost	35	35	3	3
Interest cost	176	181	31	31
Participant contributions	1	1	8	7
Plan amendments	1	8	—	—
Actuarial (gains) losses	81	210	37	104
Acquisitions	6	—	—	—
Special termination benefits	1	1	—	—
Divestitures	—	—	—	—
Settlements	(7)	(22)	—	—
Curtailments	—	—	—	—
Benefits paid	(167)	(165)	(53)	(52)
Change in measurement date	76	—	6	—
Foreign currency exchange rate changes	(431)	121	(83)	23

Projected benefit obligation at end of year	2,439	2,667	464	515

	Pension Benefits		Postretirement Benefits

	2002	2001	2002	2001

	(in € millions)

Change in plan assets
Fair value of plan assets at beginning of year	1,741	1,993	—	—
Actual (loss) return on plan assets	(159)	(302)	—	—
Company contributions	121	134	45	45
Participant contributions	1	1	8	7
Acquisitions	—	—	—	—
Divestitures	—	—	—	—
Settlements	(5)	(17)	—	—
Benefits paid	(167)	(165)	(53)	(52)
Change in measurement date	243	—	—	—
Foreign currency exchange rate changes	(274)	97	—	—

Fair value of plan assets at end of year	1,501	1,741	—	—

Funded status and net amounts recognized
Plan assets in excess of (less than) benefit obligation	(938)	(926)	(464)	(515)
Unrecognized prior service cost (benefit)	40	56	(7)	(10)
Unrecognized actuarial loss	807	559	160	140
Unrecognized net transition asset	(2)	(4)	—	—
Fourth quarter contribution	—	119	—	12

Net amount recognized in the consolidated balance sheets	(93)	(196)	(311)	(373)

Amounts recognized in the accompanying consolidated
Balance sheets consist of:
Accrued benefit liability	(804)	(658)	(311)	(373)
Intangible asset(1)	40	51	—	—
Additional minimum liability(2)	671	411	—	—

Net amount recognized in the consolidated balance sheets	(93)	(196)	(311)	(373)

(1)	Amount is classified as other assets on the consolidated balance sheets.
(2)	Amount shown net of tax in the consolidated statements of shareholders equity.

     Postretirement medical expense for 2002 was based on a medical trend assumption of 5.5% per year. This assumption was revised effective with the December 31, 2002 end of year disclosure and 2003 expense. The revised trend assumption begins at 10% for 2003 decreasing 1% per year until reaching an ultimate trend rate of 5% in 2008.

     In 2002, Celanese changed the actuarial valuation measurement date for its U.S. pension and other postretirement benefit plans from September 30 to December 31. Celanese believes this method is preferable in the circumstances because a calendar year reporting will bring the valuation date in line with its fiscal year-end reporting and allow for a more current measurement of the related actuarial components. Celanese accounted for this as a change in accounting principle, which resulted in a cumulative effect adjustment in 2002. As a result, income of €9 million, net of income taxes of €5 million, was recorded to cumulative effect of changes in accounting principles in Celanese’s consolidated statement of operations. In addition, this change reduced total 2002 pension and postretirement benefit expense cost by approximately €14 million.

     Celanese’s pension cost is materially affected by the discount rate used to measure pension obligations, the level of plan assets available to fund those obligations at the measurement date and the expected long-term rate of return on plan assets. Due to a lower discount rate, a reduction in the value of plan assets as a result of investment losses at the measurement date and a lower return on plan asset assumption, Celanese’s total net pension cost for 2003 will increase by approximately €7 million. In addition, the lower return on plan asset assumption resulted in expense of €4 million in 2002.

	Pension Benefits			Postretirement Benefits

	2002	2001	2000	2002	2001	2000

	(in € millions)

Components of net periodic benefit cost
Service cost	35	35	33	3	3	4
Interest cost	176	181	175	31	31	31
Expected return on plan assets	(178)	(174)	(160)	—	—	—
Amortization of prior service cost	8	15	8	(1)	(1)	—
Recognized actuarial loss	3	—	—	7	—	—
Amortization of the unamortized obligation	(2)	(2)	(2)	—	—	—
Curtailment loss (gain)	(1)	1	6	—	—	—
Settlement loss	2	1	2	—	—	—
Change in measurement date	(15)	—	—	1	—	—

Net periodic benefit cost	28	57	62	41	33	35

	Pension Benefits			Postretirement Benefits
Weighted-average balance sheet assumptions
as of December 31,	2002	2001	2000	2002	2001	2000

Discount rate:
U.S. plans:	6.75%	7.25%	7.75%	6.75%	7.25%	7.75%
International plans:	6.30%	6.90%	7.65%	6.50%	7.10%	7.10%
Combined	6.70%	7.20%	7.70%	6.75%	7.25%	7.75%
Expected return on plan assets:
U.S. plans:	9.00%	9.25%	9.25%	—	—	—
International plans:	7.60%	8.15%	9.15%	—	—	—
Combined	8.90%	9.20%	9.25%	—	—	—
Rate of compensation increase
U.S. plans:	4.00%	3.40%	3.65%	—	—	—
International plans:	2.70%	3.30%	4.20%	—	—	—
Combined	3.75%	3.40%	3.80%	—	—	—

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets as of December 31, 2002 were €2,433 million, €2,301 million and €1,493 million, respectively, and as of December 31, 2001 were €2,542 million, €2,420 million and €1,614 million, respectively.

     In 2002, the additional minimum liability increased by €260 million as a result of the recording of a required increase to the additional minimum liability of €338 million, partially offset by currency translation effects. The additional minimum liability adjustment resulted from a decline in the value of pension plan assets and a reduction in the discount rate used to value pension plan obligations. As a result of this adjustment, accumulated other comprehensive income (loss) in the consolidated statement of shareholders’ equity was reduced by €220 million, which is net of an income tax benefit of €118 million.

     Included in the pension obligations above are accrued liabilities relating to supplemental retirement plans for certain employees amounting to €189 million and €208 million as of December 31, 2002 and 2001, respectively. Pension expense relating to these plans included in net periodic benefit cost totaled €20 million, €19 million and €18 million for 2002, 2001 and 2000, respectively. To fund these obligations, Celanese has established non-qualified trusts, included within other non-current assets, which had market values of €111 million and €151 million at December 31, 2002 and 2001, respectively, and recognized interest income of €3 million and €8 million for 2001 and 2000, respectively. There was no interest income recorded in 2002 related to these trusts.

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percent Increase	One Percent Decrease

	(in € millions)

Effect on postretirement obligation	24	(12)

     The effect of a one percent increase or decrease in the assumed health care cost trend rate would have less than a €1 million impact on service and interest cost.

     The following table represents additional benefit liabilities and other similar obligations:

	2002	2001
Other Obligations
	(in € millions)

Long-term disability	72	85
Other	25	29

Total	97	114

20.	Shareholders’ Equity

Number of Shares Authorized and Issued

     In 2002, Celanese retired 1,125,000 shares held in treasury, which resulted in a €3 million reduction of common stock, a €22 million reduction in additional paid-in capital and a €25 million reduction in treasury stock. Celanese had authorized and issued 54,790,369 and 55,915,369 shares of common stock of no par value at December 31, 2002 and 2001, respectively.

See table below for share activity:

	Common Stock	Common Stock	Authorized Common Stock

	( authorized and issued )	( outstanding )	( authorized, not issued )

	(in whole shares)

As of December 31, 1999	55,915,369	55,915,369	—
Shares repurchased into treasury	—	(5,591,500)	—
Shares issued to Supervisory Board from treasury	—	2,486	—

As of December 31, 2000	55,915,369	50,326,355	—
Shares issued to Supervisory Board from treasury	—	8,536	—

As of December 31, 2001	55,915,369	50,334,891
Retirement of treasury shares	(1,125,000)	—	—
Shares repurchased into treasury	—	(284,798)	—
Shares issued to Supervisory Board from treasury	—	8,383	—
Authorized Capital increases pursuant to stock option plan	—	—	1,250,000

As of December 31, 2002	54,790,369	50,058,476	1,250,000

Treasury Stock

     Celanese is legally permitted under the German Stock Corporation Act to hold as treasury shares a maximum of 10 percent of its authorized and issued shares at any point in time. At the Annual General Meeting of Celanese held on May 15, 2002, the shareholders renewed an authorization for the Board of Management to acquire and hold a maximum of 10 percent of the 55,915,369 shares authorized and issued at the time of such meeting. The authorization expires on November 14, 2003.

     During 2000, Celanese repurchased 5,591,500 shares at a total cost of €123 million. In 2002, Celanese retired 1,125,000 treasury shares and repurchased 284,798 shares at a total cost of €6 million

     During 2002, 2001 and 2000, respectively, 8,383, 8,536, and 2,486 shares of treasury stock were issued to members of the Supervisory Board as part of their annual compensation.

     Celanese held 4,731,893, 5,580,478 and 5,589,014 shares of treasury stock as of December 31, 2002, 2001 and 2000, respectively.

Additional Paid-in Capital

     In connection with the demerger and pursuant to the Demerger Agreement executed and delivered by Celanese and Hoechst, Celanese assumed all of the assets and liabilities of Hoechst’s basic chemicals, acetates, technical polymer and certain other industrial businesses as well as certain contractual rights and obligations related to other current and former Hoechst businesses. In 2002, as a result of a favorable settlement of a demerger liability with Hoechst, Celanese recorded a €7 million increase to additional paid-in capital.

     In 2002, Celanese granted 1.1 million stock options and in accordance with SFAS No. 123 expensed the fair value of these options. As a result, additional paid-in capital increased by €3 million in 2002 to reflect the 2002 amortization of the fair value of the stock options. (See Note 21)

     The repurchase of treasury shares in 2000 noted above resulted in a €4 million increase in additional paid-in capital. (See Note 21)

Accumulated Other Comprehensive Income (Loss)

     Comprehensive income (loss), which is displayed in the consolidated statement of shareholders’ equity, represents net earnings (loss) plus the results of certain shareholders’ equity changes not reflected in the consolidated statement of operations. Such items include unrealized gains/losses on marketable securities, foreign currency translation, minimum pension liabilities and unrealized gains/losses on derivative contracts.

     The after-tax components of accumulated other comprehensive income (loss) are as follows:

	Unrealized Gain / (Loss) on Securities	Foreign Currency Translation	Minimum Pension Liability	Unrealized Loss on Derivative Contracts	Accumulated Other Comprehensive Income/ (Loss)

	(in € millions)

Balance at December 31, 1999	—	184	(5)	—	179
Current-period change	7	44	(7)	—	44

Balance at December 31, 2000	7	228	(12)	—	223
Current-period change	(4)	35	(255)	(4)	(228)

Balance at December 31, 2001	3	263	(267)	(4)	(5)
Current-period change	2	(173)	(220)	(5)	(396)

Balance at December 31, 2002	5	90	(487)	(9)	(401)

Authorized and Conditional Capital

     At the Annual General Meeting of Celanese held on May 15, 2002, shareholders of common stock approved a resolution to increase share capital on a contingent basis by up to €3,195,574 through the issuance of up to 1,250,000 shares of common stock with no-par value (“contingent capital”). The contingent capital increase serves exclusively to grant stock options to members of the Board of Management of Celanese and its group companies as well as to other senior managers of Celanese pursuant to the provisions of the authorization adopted by the shareholders at the meeting. The issuance of these shares will be carried out only insofar as these stock options are be exercised and are not satisfied by delivery of existing treasury shares.

Dividend Policy

      The payment and amount of any dividends depends on Celanese’s current and future earnings, cash flow, financial condition and other factors and therefore cannot be guaranteed to be paid in any given period. Dividends are subject to recommendation by the Celanese Supervisory Board and Board of Management and the approval of the shareholders at Celanese’s annual general meetings. Under German law, dividends are payable only out of unappropriated retained earnings as shown in the unconsolidated annual financial statements of Celanese AG, prepared in accordance with German accounting principles, as adopted and approved by resolutions of the Celanese Board of Management and Supervisory Board.

21.	Stock-based Compensation

      At the Annual General Meeting of Celanese on May 15, 2002, shareholders approved the 2002 Celanese Stock Option Plan (the “2002 Plan”) which authorizes the issuance of up to 1.25 million options to purchase shares of common stock. On July 8, 2002, Celanese granted 1.1 million stock options, at an exercise price of €27.54 per share, to the Board of Management and key employees for the purchase of Celanese shares of common stock. Options are granted at an exercise price reflecting the reference price (twenty day average of market price prior to start of plan reference date) plus a 20% exercise premium and become exercisable five years from the date of grant. Two year vesting is possible if the market price per share outperforms the median performance of Celanese’s competitors over the holding period. All unexercised options expire ten years from the date of grant. If the market price per Celanese share of common stock on the date of exercise is at least 20% higher than the reference price at the time of the grant, the holder is entitled to receive a cash payment equal to the exercise premium of 20%. In accordance with SFAS No. 123 , the fair value of the 1.1 million options approximated €10 million, which will be

     A summary of the activity related to the 2002 Plan as of and for the year ended December 31, 2002, is presented (stock options in millions):

2002
	Number of Options	Weighted- Average Grant Price in €
Outstanding at beginning of year	—	—
Granted	1.1	27.54
Exercised	—	—
Forfeited	—	—
Outstanding at end of year	1.1	27.54

Options exercisable at end of year	—	—

     The weighted-average fair value of the options granted during 2002 was estimated to be €9.33 per option, on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

2002
Expected dividend yield	1.70%
Risk-free interest rate	4.30%
Expected stock price volatility	41.00%
Expected life (years)	6

     Effective January 15, 2001, Celanese adopted the Long-Term Incentive Plan (the “2000 Celanese LTIP”). The 2000 Celanese LTIP covers the Board of Management and senior executives of Celanese. Stock appreciation rights (“Rights”) granted under the 2000 Celanese LTIP have a ten-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between January 15, 2003 and January 14, 2011, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the performance of the median of the share prices of Celanese’s peer group companies as defined by the Board of Management of Celanese. Under the 2000 Celanese LTIP, the participant will receive the cash difference between the base price and the share price of Celanese on the day of exercise. In January 2001, Celanese granted approximately 2 million Rights to the participants under the 2000 Celanese LTIP. During 2002, Celanese granted an additional 0.1 million Rights to the 2000 Celanese LTIP participants. Of the total 2.1 million Rights granted, 1.9 million remain outstanding at December 31, 2002. Celanese recognized expense of approximately €1 million and €1 million during 2002 and 2001, respectively, for the 2000 Celanese LTIP. Rights remaining unexercised as of January 15, 2011 will be deemed to have been forfeited as of that date. The grant price of these Rights was €19.56 per share.

     During 1999, Celanese adopted the Equity Participation Plan (the “1999 Celanese EPP”) and the Long-Term Incentive Plan (the “1999 Celanese LTIP”). The 1999 Celanese EPP covers the Board of Management and certain senior executives of Celanese. The participants in the 1999 Celanese EPP were required to purchase a defined value of Celanese stock over a one or two year period. The Rights granted under the 1999 Celanese EPP were based on the required amount of money invested in Celanese shares by the participant, divided by the base price of the stock and multiplied by two. Rights granted under the EPP have a ten-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between October 25, 2001 and October 25, 2009, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the median of performance of the share prices of Celanese’s peer group companies as defined by the Celanese Board of Management. Under the 1999 Celanese EPP, the participant will receive the cash difference between the base price and the Celanese share price on the day of exercise. During 1999, Celanese granted approximately 2.5 million Rights to the 1999 Celanese EPP participants. During 2001, Celanese granted an additional 0.1 million Rights to the 1999 Celanese EPP participants. Of the total 2.6 million Rights granted, 1.7 million remain outstanding at December 31, 2002. Rights remaining unexercised as of October 26, 2009 will be deemed to have been forfeited as of that date. The grant price of these Rights was €16.37 per share. Celanese recognized expense of €2 million, €5 million and €4 million for the 1999 Celanese EPP during 2002, 2001 and 2000, respectively.

     The 1999 Celanese LTIP covers the Board of Management and senior executives of Celanese. Rights granted under the 1999 Celanese LTIP have a ten-year term and generally are exercisable in whole or in part, subject to limitations, at any time during the period between October 25, 2001 and October 25, 2009, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the performance of the median of the share prices of Celanese’s peer group companies as defined by the Board of Management of Celanese. Under the 1999 Celanese LTIP, the participant will receive the cash difference between the base price and the share price of Celanese on the day of exercise. During 1999, Celanese granted approximately 2.4 million Rights to the participants under the 1999 Celanese LTIP, of which 1.6 million remain outstanding at December 31, 2002. Rights remaining unexercised as of October 26, 2009 will be deemed to have been forfeited as of that date. The grant price of these Rights was €16.37 per share. Celanese recognized expense of €1 million, €5 million and €3 million for the 1999 Celanese LTIP in 2002, 2001 and 2000, respectively.

     A summary of the activity related to stock appreciation rights plans as of and for the years ended December 31, 2002, 2001 and 2000 is presented (Rights in millions):

	2002		2001		2000
	Number of Rights	Weighted- Average Grant Price in €	Number of Rights	Weighted- Average Grant Price in €	Number of Rights	Weighted- Average Grant Price in €
Outstanding at beginning of year	5.8	17.47	4.4	16.37	4.9	16.37
Granted	0.1	19.56	2.1	19.41	—	—
Exercised	(0.6)	16.37	(0.5)	16.37	(0.2)	16.37
Forfeited	(0.1)	19.56	(0.2)	16.37	(0.3)	16.37

Outstanding at end of year	5.2	17.54	5.8	17.47	4.4	16.37

Rights exercisable at end of year	3.3	16.37	3.8	16.37	—	—

     As of December 31, 2002, the members of the Supervisory Board and Board of Management held shares, options and Rights representing 0.3% and 2.1%, respectively, of the total shares outstanding.

     Beginning in 2000, Celanese offers stock participation plans (“SPP”) to employees not eligible to participate in the stock appreciation rights plans. Under these plans, active employees who invest a defined amount of money in Celanese shares during a limited period of time are entitled to receive a 35 percent rebate from Celanese. Compensation expense of €2 million was recognized during both 2002 and 2001 for the Celanese SPP.

     In connection with the demerger, Celanese assumed obligations associated with the Hoechst 1997 Stock Appreciation Rights Plan (the “1997 Hoechst SAR Plan”) and the Hoechst 1998 Stock Option Plan (the “1998 Hoechst Option Plan”) for participating Celanese employees under these compensation programs. As a result of the merger of Hoechst and Rhône-Poulenc to form Aventis in December 1999, the terms and conditions of these compensation programs were modified to take into account the changed circumstances.

     During 1997, Celanese employees participating in the 1997 Hoechst SAR Plan were granted 168,500 Rights. These Rights had a five-year term and generally were exercisable in whole or in part, subject to certain limitations, at any time during the period between September 9, 1999 and September 9, 2002, provided that at the time of exercise, the closing price of an ordinary share of Hoechst on the Frankfurt Stock Exchange was at least 125 percent of the grant price. The grant price of these Rights was €37.73 per share. Rights remaining unexercised as of September 9, 2002 were to be automatically exercised as of that date only if the closing price of the shares was at least 125 percent of the grant price. Following the demerger and the creation of Aventis, the terms of the 1997 Hoechst SAR Plan were modified to take into consideration the conversion of Hoechst shares into Aventis shares. The grant price of €37.73 per Hoechst share was converted to €45.43 per Aventis share. As a result of this modification, the number of rights granted was converted to 139,922 from 168,500. Additionally, all hurdles for the exercise of the Rights were eliminated. As part of the demerger, Hoechst agreed to indemnify Celanese for all expenses associated with the 1997 Hoechst SAR Plan. All rights remaining unexercised as of September 9, 2002 were automatically exercised as of that date.

     During 1998, Celanese employees participating in the 1998 Hoechst Option Plan were granted 124,774 options. These options have a five-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between September 30, 2001 until September 30, 2003, provided that, at the time of exercise, the closing price of an ordinary share of Hoechst on the Frankfurt Stock Exchange must meet the following hurdles, such as, the closing price must be at least 125 percent of the grant price and the Hoechst share price must exceed the performance of the share price of eight out of seventeen peer group companies as defined by the Board of Management of Hoechst. The grant price of these options was €34.88 per share. As a result of the demerger and the creation of Aventis, the terms of the 1998 Hoechst Option Plan were modified to take into consideration the conversion of Hoechst shares into Aventis shares. Celanese employees that were covered under the 1998 Hoechst Stock Option Plan had the option to continue the plan as the Aventis Option Plan, convert it into a form of Celanese Rights or to receive a cash distribution. In the case of continuing the plan as the Aventis Option Plan, the grant price was converted from €34.88 per Hoechst share to €42.01 per Aventis share. The creation of Aventis triggered a change of control provision contained in the 1998 Hoechst Option Plan, and accordingly, these rights were considered fully vested at September 30, 2001. Additionally, all performance hurdles for the exercise of the options were eliminated. As of December 31, 2002, 22,021 Aventis options remain outstanding. Unexercised options as of September 30, 2003 will be forfeited as of that date. In the case of electing to convert the options into a form of Celanese Rights, the number of shares subject to options was converted to 43,750 Celanese Rights, all of which remain outstanding as of December 31, 2002. The conditions for the exercise of these Celanese Rights are based on the same requirements as those in the 1999 Celanese Equity Participation Plan discussed below. The base price of the Rights was fixed at €16.37 per share. Celanese employees who chose to receive a cash distribution were paid €15.30 per Hoechst option. Celanese recognized no expense in 2002 and expense of less than €1 million in 2001 and 2000 for the 1998 Hoechst Option Plan.

     During 2002, 2001 and 2000, 8,383, 8,536 and 2,486 shares of treasury stock, respectively, and the cash equivalent of 0, 683 and 0, shares of treasury stock, respectively, were issued to members of the Supervisory Board as part of their annual compensation.

22.	Leases

     Total minimum rent charged to operations under all operating leases was €46 million, €56 million and €60 million in 2002, 2001 and 2000, respectively. Future minimum lease payments under rental and lease agreements which have initial or remaining terms in excess of one year at December 31, 2002 are as follows:

	Capital	Operating
	(in € millions)
2003	3	48
2004	3	41
2005	2	38
2006	2	32
2007	2	24
Later years	5	133
Sublease income	—	(8)

Minimum lease commitments	17	308

Less amounts representing interest	4

Present value of net minimum lease obligations	13

     The related assets for capital leases are included in machinery and equipment in the consolidated balance sheets.

     Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases.

23.	Financial Instruments

     In the normal course of business, Celanese uses various financial instruments, including derivative financial instruments, to manage risks associated with interest rate, currency, certain raw material price and stock based compensation exposures. Celanese does not use derivative financial instruments for speculative purposes.

Interest Rate Risk Management

     Celanese enters into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese’s outstanding debt. Celanese’s interest rate derivative policy is to lock in borrowing rates to achieve a desired level of fixed/floating rate debt. Celanese had open interest rate swaps with a notional amount of €286 million and €340 million at December 31, 2002 and 2001, respectively. Celanese believes its credit risk exposure related to counterparty default on instruments is not material. Celanese recognized net interest expense from hedging activities relating to interest rate swaps of €13 million in 2002 and €6 million in 2001. As of December 31, 2002, Celanese’s interest rate swaps, designated as cash flow hedges, resulted in an increase in total assets and total liabilities and a decrease in shareholders’ equity of €4 million, €17 million and €8 million, net of related income tax of €4 million, respectively. During the year ended December 31, 2002, the Company recorded a net loss of €3 million in interest and other income, net for the ineffective portion of the interest rate swaps. As of December 31, 2001, Celanese’s interest rate swaps resulted in an increase in total assets and total liabilities and a decrease in shareholders’ equity of €2 million, €11 million and €4 million, net of related income tax of €2 million, respectively. During the year ended December 31, 2001, the Company recorded a net loss of €5 million in interest and other income, net for the ineffective portion of the interest rate swaps. The amount of losses expected to be reclassified from accumulated other comprehensive income (loss) into earnings within the next twelve months is not currently determinable.

Foreign Exchange Risk Management

     Certain Celanese entities have receivables and payables denominated in currencies other than their respective functional currencies, which creates foreign exchange risk. Accordingly, Celanese may enter into foreign currency forwards and options to minimize its exposure to foreign currency fluctuations. The foreign currency contracts are fair value hedges mainly for booked exposure and, in some cases, cash flow hedges for anticipated exposure.

     Contracts with notional amounts totaling approximately €955 million and €1,013 million at December 31, 2002 and 2001, respectively, are predominantly in U.S. dollars, British pound sterling, Japanese yen, and Canadian dollars. Certain of Celanese’s foreign currency forward contracts did not meet the criteria of SFAS No. 133 to qualify for hedge accounting. Celanese recognizes net foreign currency transaction gains or losses on the underlying transactions, which are offset by losses and gains related to foreign currency forward contracts. During the years ended December 31, 2002 and 2001, Celanese hedged all of its dollar denominated inter-company loans held by euro denominated entities therefore, there was no material net effect from foreign exchange gains or losses in interest and other income, net. During the year ended December 31, 2000, these contracts hedged only a portion of Celanese dollar denominated intercompany loans held by euro denominated entities. As a result, a net gain of approximately €30 million from foreign exchange gains or losses was recorded to interest and other income, net in 2000.

Commodity Risk Management

     Celanese recognized losses of less than €1 million and €2 million from natural gas swap contracts in 2002 and 2001, respectively. There was no material impact on the balance sheet at December 31, 2002 and December 31, 2001. The effective portion of unrealized gains and losses associated with the cash-settled swap contracts of €1 million and less than €1 million at December 31, 2002 and December 31, 2001 are recorded as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions are reported in earnings. The notional amount of these outstanding swaps at December 31, 2002 is not material.

Stock Based Compensation Risk Management

     During 2001, Celanese purchased call options for one million shares of Celanese stock to partially offset its exposure of the 2000 Celanese LTIP. These options have a maturity of two years, a strike price of €19.56 per share and an average premium of €4.39 per share. The options allow settlement in cash only. The options had a market value as of December 31, 2002 of €2 million, which was recorded as an increase to accumulated other comprehensive income (loss).

     As of December 31,1999, Celanese purchased call options to purchase 1.2 million shares of Celanese stock to offset its exposure of the 1999 Celanese LTIP and 1999 Celanese EPP. These options had a maturity of six months, a strike price of €16.37 per share and an average premium of €3.16 per share so that the total premium paid through December 31, 1999 amounted to €4 million. The market value of these options at December 31, 1999 was €4 million. As the options allowed settlement in either cash or stock, at the choice of Celanese, €4 million was recorded as a decrease to additional paid in capital. In 2000, Celanese settled the call options to purchase 1.2 million shares of treasury stock. As a result, additional paid-in-capital and treasury stock increased by €4 million each.

Fair Value of Financial Instruments

     Summarized below are the carrying values and estimated fair values of Celanese’s financial instruments as of December 31, 2002 and 2001. For these purposes, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2002		2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in € millions)
Other assets - investments	239	239	273	273
Long-term debt	420	456	613	633
Pension funds in non-qualified trust	107	111	144	151
Debt-related derivative instruments	(25)	(25)	(11)	(11)
Foreign exchange-related derivative instruments	35	35	(19)	(19)
Call options on Celanese stock	2	2	4	4

     At December 31, 2002 and 2001, the fair values of cash and cash equivalents, receivables, notes payable, trade payables, short-term debt and the current installments of long-term debt approximate carrying values due to the short-term nature of these instruments. These items have been excluded from the table. Additionally, certain long-term receivables, principally insurance recoverables, are carried at net realizable value. (See Note 24)

     Included in other assets are certain investments accounted for under the cost method and long-term marketable securities classified as available for sale. In general, the cost investments are not publicly traded; however, Celanese believes that the carrying value approximates the fair value.

     The fair value of long-term debt and debt-related financial instruments is estimated based upon the respective implied forward rates as of December 31, 2002, as well as quotations from investment bankers and on current rates of debt for similar type instruments.

24.	Commitments and Contingencies

     Celanese is involved in a number of legal proceedings, lawsuits and claims incidental to the normal conduct of its business, relating to such matters as product liability, anti-trust, past waste disposal practices and release of chemicals into the environment. While it is impossible at this time to determine with certainty the ultimate outcome of these proceedings, lawsuits and claims, management believes, based on the advice of legal counsel, that adequate provisions have been made and that the ultimate outcome will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period. (See Note 25)

Plumbing Actions

     CNA Holdings, Inc. (“CNA Holdings”) is a U.S. subsidiary of Celanese and includes the U.S. business now conducted by Ticona. CNA Holdings, along with Shell Chemical Company (“Shell”) and E. I. du Pont de Nemours (“DuPont”), among others, have been the defendants in a series of lawsuits, alleging that plastics manufactured by these companies that were utilized in the production of plumbing systems for residential property were defective or caused such plumbing systems to fail. Based on, among other things, the findings of outside experts and the successful use of Ticona’s acetal copolymer in similar applications, CNA Holdings does not believe Ticona’s acetal copolymer was defective or caused the plumbing systems to fail. In many cases CNA Holdings’ exposure may be limited by invocation of the statute of limitations since CNA Holdings ceased selling the resin for use in the plumbing systems in site built homes during 1986 and in manufactured homes during 1990.

     CNA Holdings has been named a defendant in nine putative class actions, further described below, as well as a defendant in other non-class actions filed in ten states, the U.S. Virgin Islands, and Canada. In these actions, the plaintiffs typically have sought recovery for alleged property damages and, in some cases, additional damages under the Texas Deceptive Trade Practices Act or similar type statutes. Damage amounts have not been specified.

     Developments under this matter are as follows:

•	Certification has been denied in putative class actions pending in Florida and South Carolina state courts. Although plaintiffs subsequently sought to bring actions individually, they were dismissed and are on appeal.
•	In April 2000, the U.S. District Court for the District of New Jersey denied class certification for a putative class action (of insurance companies with respect to subrogation claims). The plaintiffs’ appeal to the Third Circuit Court of Appeals was denied in July 2000 and the case was subsequently dismissed. In September 2000, a similar putative class action seeking certification of the same class that was denied in the New Jersey matter was filed in Tennessee state court. The court denied certification in March 2002, and plaintiffs are attempting an appeal. Cases are continuing on an individual basis.
•	Class certification of recreational vehicle owners was denied by the Chancery Court of Tennessee, Weakley County in July 2001, and cases are proceeding on an individual basis.
•	The U.S. District Court for the Eastern District of Texas denied certification of a putative class action in March 2002. Plaintiffs are also attempting to appeal this ruling.
•	Of the three putative class actions pending in Canadian courts, one was denied class certification while the other two are still pending. The court in a putative class action pending in the U.S. Virgin Islands denied certification to a U.S. territories-wide class and dismissed Celanese on jurisdictional grounds. Plaintiffs are seeking reconsideration of those rulings.

     In November 1995, CNA Holdings, DuPont and Shell entered into national class action settlements, which have been approved by the courts. The settlements call for the replacement of plumbing systems of claimants who have had qualifying leaks, as well as reimbursements for certain leak damage. Furthermore, the three companies had agreed to fund such replacements and reimbursements up to U.S. $950 million, (as of December 31, 2002, the funding is now U.S. $1,070 million due to additional contributions and funding commitments, made primarily by other parties.) There are additional pending lawsuits in approximately 10 jurisdictions not covered by this settlement; however, these cases do not involve (either individually or in the aggregate) a large number of homes, and management does not expect the obligations arising from these lawsuits to have a material adverse effect on CNA Holdings.

     In 1995, CNA Holdings and Shell settled the claims of certain individuals, owning 110,000 property units for an amount not to exceed U.S. $170 million. These claimants are also eligible for a replumb of their homes in accordance with the terms similar to those of the national class action settlement. CNA Holdings’ and Shell’s contributions under this settlement were subject to allocation as determined by binding arbitration.

     CNA Holdings has accrued its best estimate of its share of the plumbing actions. At December 31, 2002, Celanese had remaining accruals of €81 million for this matter, of which €22 million is included in current liabilities. Management believes that the plumbing actions are adequately provided for in the consolidated financial statements. However, if Celanese were to incur an additional charge for this matter, such a charge would not be expected to have a material adverse effect on the financial position, but may have a material adverse effect on the results of operations or cash flows of Celanese in any given accounting period. Celanese has reached settlements with a majority of CNA Holdings’ insurers specifying their responsibility for these claims; as a result, Celanese has recorded receivables relating to the anticipated recoveries from certain third party insurance carriers. These receivables are based on the probability of collection, an opinion of external counsel, the settlement agreements with Celanese’s insurance carriers whose coverage level exceeds the receivables and the status of current discussions with other insurance carriers. As of December 31, 2002, Celanese had recorded €70 million in outstanding insurance claim receivables. Collectibility could vary depending on the financial status of the insurance carriers.

Sorbates Litigation

     In 1998, Nutrinova Inc., a U.S. subsidiary of Nutrinova Nutrition Specialties & Food Ingredients GmbH, then a wholly-owned subsidiary of Hoechst, received a grand jury subpoena from the U.S. District Court for the Northern District of California in connection with a U.S. criminal antitrust investigation of the sorbates industry. On May 3, 1999, Hoechst and the Government of the United States of America entered into an agreement under which Hoechst pled guilty to a one-count indictment charging Hoechst with participating in a conspiracy to fix prices and allocate market shares of sorbates sold in the U.S. Hoechst and the U.S. Government agreed to recommend that the U.S. District Court fine Hoechst U.S. $36 million. This fine is being paid over a 5 year period. Hoechst also agreed to cooperate with the Government’s investigation and prosecutions related to the sorbates industry. The U.S. District Court accepted this plea on June 18, 1999 and imposed the penalty as recommended in the plea agreement.

     In addition, during 1999 and 2000, nineteen civil antitrust actions, seeking monetary damages and other relief for alleged conduct involving the sorbates industry were filed by private parties in U.S. Federal and various state courts as well as in the Canadian provinces of Ontario and Quebec. During 2000 and 2001, Hoechst and Nutrinova entered into settlement agreements relating to actions pending in the states of California, Wisconsin, Kansas, New Mexico and Tennessee. Pursuant to these settlement agreements, all of which have been approved by the courts, Hoechst and Nutrinova paid a total of about U.S. $6 million. Seven separate actions involving direct purchasers of sorbates had been filed in the U.S. District Court for the Northern District of California and were consolidated into a single action in June 1999. In March 2000, the parties entered into a settlement of this consolidated civil antitrust federal action. Under the settlement agreement, Hoechst and the named Celanese subsidiaries paid approximately U.S. $21 million, U.S. $6 million of which was returned in December 2001 based on the volume of purchases made by companies that elected to opt out of the class settlement. In late 2001, these opt out plaintiffs also entered into settlement agreements with Hoechst and the named Celanese subsidiaries. Two remaining private actions are still pending.

     In July 2001, Hoechst and Nutrinova entered into an agreement with the Attorneys General of 33 states, pursuant to which the statutes of limitations were tolled pending the states’ investigations. In October 2002, the Attorneys General for New York, Illinois, Ohio, Nevada, Utah and Idaho filed suit on behalf of indirect purchasers in their respective states. Each of these actions is in the early stages of litigation and, in some cases, Hoechst, Nutrinova and the other named affiliates have not yet been served. In the fall of 2002, the Attorneys General of Connecticut, Florida, South Carolina and Washington gave notice of intent to take legal action against sorbates manufacturers, but have not yet done so. Hoechst and Nutrinova have not received any communications from any other Attorney General, but they may be forthcoming.

     In January 2003, the European Commission served Hoechst, Nutrinova Nutrition Specialties & Food Ingredients GmbH and a number of foreign competitors with a statement of objections alleging unlawful, anticompetitive behavior affecting the European sorbates market. As in the U.S. and Canada, Hoechst and Nutrinova have cooperated with the Commission’s investigation related to the sorbates industry. A decision is expected in the second half of 2003. Depending on the outcome, fines may be imposed.

     Based on the advice of external counsel and a review of the existing facts and circumstances relating to the matter, including the status of claims filed and settled, Celanese has remaining accruals of €29 million at December 31, 2002 for the estimated loss relative to this matter including potential risks in other jurisdictions. Celanese recorded this amount prior to 2002. Although the outcome of this matter cannot be predicted with certainty, management’s best estimate of the range of possible future losses and fines, including any that may result from the above noted governmental proceedings (in addition to the amounts already recorded in the consolidated financial statements), as of December 31, 2002 is between €0 and €35 million. The estimated range of such possible future losses is management’s best estimate based on the advice of external counsel taking into consideration potential fines and claims, both civil and criminal, that may be imposed or made in other jurisdictions.

     Pursuant to the Demerger Agreement, Hoechst has agreed to indemnify Celanese for 80 percent of any costs Celanese may incur relative to this matter. Accordingly, Celanese has recognized a receivable from Hoechst and a corresponding contribution of capital from this indemnification. The additional reserve and the estimated range of possible future losses, noted above, for this matter are gross of any recovery from Hoechst. Celanese believes that any resulting liabilities, net of amounts recoverable from Hoechst, will not, in the aggregate, have a material adverse effect on Celanese’s financial position, but may have a material adverse effect on results of operations or cash flows in any given accounting period.

Guarantees

     Celanese has agreed to guarantee or indemnify third parties for environmental and other liabilities pursuant to a variety of agreements, including asset and business divestiture agreements, leases, settlement agreements, and various agreements with affiliated companies. While many of these obligations contain monetary and/or time limitations, others do not provide such limitations.

     Celanese has accrued for all probable and reasonably estimable losses associated with all known matters or claims that have been brought to its attention. (See Note 25)

     These known obligations include the following:

Demerger Obligations

Celanese has obligations to indemnify Hoechst for various liabilities under the Demerger Agreement as follows:

•	Celanese agreed to indemnify Hoechst for environmental liabilities associated with contamination arising under 19 divestiture agreements entered into by Hoechst prior to the demerger.

Celanese’s obligation to indemnify Hoechst is subject to the following thresholds:

•	Celanese will indemnify Hoechst against those liabilities up to €250 million;

•	Hoechst will bear those liabilities exceeding €250 million, however Celanese will reimburse Hoechst for one-third of those liabilities for amounts that exceed €750 million in the aggregate.

At December 31, 2002, Celanese’s obligation regarding two agreements had been settled. The aggregate amount of environmental indemnifications under the remaining divestiture agreements which provide for monetary limits is approximately €750 million. Three of the divested agreements do not provide for monetary limits.

As of December 31, 2002, Celanese has spent in the aggregate €32 million for environmental contamination liabilities in connection with these divestiture agreements. Based on Celanese’s estimate of the probability of loss under this indemnification, Celanese has reserves of €57 million as of December 31, 2002, for this contingency. Where Celanese is unable to reasonably determine the probability of loss or estimate such loss under an indemnification, Celanese has not recognized any related liabilities. (See Note 25)

•	Celanese has also undertaken in the Demerger Agreement to indemnify Hoechst to the extent that Hoechst is required to discharge liabilities, including tax liabilities, associated with businesses that were included in the demerger where such liabilities were not demerged, due to legal restrictions on the transfers of such items. These indemnities do not provide for any monetary or time limitations. Celanese has not provided for any reserves associated with this indemnification. Celanese did not make any payments to Hoechst in either 2001 or 2002 in connection with this indemnification.

Divestiture Obligations

Celanese and its predecessor companies agreed to indemnify third party purchasers of former businesses and assets for various pre-closing conditions, as well as for breaches of representations, warranties and covenants. Such liabilities also include environmental liability, product liability, antitrust and other liabilities. These indemnifications and guarantees represent standard contractual terms associated with typical divestiture agreements and, other than environmental liabilities, Celanese does not believe that they expose the company to any significant risk.

Since the demerger, Celanese has divested in the aggregate over 20 businesses, investments and facilities, through agreements containing indemnifications or guarantees. Many of the obligations contain monetary and/or time limitations, ranging from one year to 30 years, the aggregate amount of guarantees provided for under these agreements is approximately €2.5 billion as of December 31, 2002. Other agreements do not provide for any monetary or time limitations.

The divestiture agreements generally provide that Celanese and its predecessor companies will indemnify the purchaser against all claims for environmental liabilities which arise out of conditions existing prior to the closing of the purchase. As a general rule, irrespective of the contractual indemnities provided to the purchasers, Celanese and its predecessor companies remain liable under applicable law to third party claimants in respect of these pre-closing conditions, and as a result, Celanese does not believe that the contractual indemnities given by Celanese and its predecessor companies, as a practical matter, increase its environmental exposure.

Based on Celanese’s historical claims experience and its knowledge of the sites and businesses involved, the Company feels that it is adequately reserved for these matters. As of December 31, 2002, Celanese has reserves in the aggregate of €58 million for all such environmental matters.

Plumbing Insurance Indemnifications

Celanese has entered into agreements with insurance companies related to product liability settlements associated with Celcon® plumbing claims. These agreements, except those with insolvent insurance companies, require Celanese to indemnify and/or defend these insurance companies in the event that third parties seek additional monies for matters released in these agreements. The indemnifications in these agreements do not provide for time limitations.

In certain of the agreements, Celanese received a fixed settlement amount. The indemnities under these agreements generally are limited to, but in some cases are greater than, the amount received in settlement from the insurance company. The maximum exposure under these indemnifications is €90 million. Other settlement agreements have no stated limits.

There are other agreements whereby the settling insurer agreed to pay a fixed percentage of claims that relate to that insurer’s policies. Celanese has provided indemnifications to the insurers for amounts paid in excess of the settlement percentage. These indemnifications do not provide for monetary or time limitations.

Celanese has reserves associated with these product liability claims. See Plumbing Actions above.

Other Obligations

•	Celanese is secondarily liable under a lease agreement pursuant to which Celanese has assigned a direct obligation to a third party. The lease assumed by the third party expires on April 30, 2012. The lease liability for the period from January 1, 2003 to April 30, 2012 is estimated to be approximately €66 million (U.S. $63 million).

•	In May 2001, Celanese issued a payment guarantee to a bank to secure the repayment of a loan by Celanese’s former affiliate Vintron GmbH. Celanese’s obligation under the guarantee as of December 31, 2002 amounts to €31 million plus interest and additional costs. Pursuant to its terms, the guarantee may be released upon the final registration of the collateral given by Vintron GmbH in favor of the bank. Celanese has been advised that all formal requirements for the registration have been fulfilled and the application has been submitted to the government agency responsible for rights related to real estate matters. Celanese expects to be released from this guarantee during the first quarter of 2003.

•	Celanese has agreed to indemnify various insurance carriers, for amounts not in excess of the settlements received, from claims made against these carriers subsequent to the settlement. The aggregate amount of guarantees under these settlements is approximately €7 million, which is unlimited in term.

     As indemnification obligations often depend on the occurrence of unpredictable future events, the future costs associated with them cannot be determined at this time. However, if Celanese were to incur additional charges for these matters, such charges may have a material adverse effect on the financial position, results of operations or cash flows of Celanese in any given accounting period.

Other Matters

     In the normal course of business, Celanese enters into commitments to purchase goods and services over a fixed period of time. Celanese maintains a number of “take-or-pay” contracts for the purchase of raw materials and utilities. At December 31, 2002, there were outstanding commitments of approximately €1.1 billion under take-or-pay contracts. Celanese does not expect to incur any losses under these contractual arrangements. Additionally, at December 31, 2002, there were outstanding commitments relating to capital projects of approximately €31 million.

     In July 2000, Celanese began production at its acetic acid plant in Singapore. Shortly thereafter, production was severely constrained by a supplier’s inability to deliver carbon monoxide to the plant on a consistent and reliable basis. As a result, Celanese declared force majeure for acetic acid and vinyl acetate monomer to its Asian customers. Force majeure remained in effect until March 16, 2001. Celanese and the supplier came to an agreement on March 20, 2001, whereby Celanese received a compensation payment of €35 million, €4 million of which was recognized in 2000. Celanese received a subsequent payment in the second quarter 2001 of €8 million for compensation related to April and May 2001. These problems associated with the carbon monoxide supplier were resolved in the first half of 2001. The carbon monoxide supplier experienced operational difficulties in the third quarter 2002, which were corrected during the fourth quarter. There was minimal impact on full year 2002 operating results due to insurance recoveries.

25.	Environmental

     General — Celanese is subject to environmental laws and regulations worldwide which impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Celanese believes that it is in substantial compliance with all applicable environmental laws and regulations. Celanese is also subject to retained environmental obligations specified in various contractual agreements arising from divestiture of certain businesses by Celanese or one of its predecessor companies.

     In 2002, Celanese’s worldwide expenditures, including expenditures for legal compliance, internal environmental initiatives and remediation of active, orphan, divested and U.S. superfund sites totaled €102 million, of which €4 million was for capital projects. Environmental reserves for remediation matters were €199 million and €341 million at December 31, 2002 and 2001, respectively. (See Notes 14 and 16)

     It is anticipated that stringent environmental regulations will continue to be imposed on the chemical industry. Although Celanese cannot predict with certainty future environmental expenditures, especially expenditures beyond 2003, management believes that the current spending trends will continue.

     Remediation — Due to its industrial history and through retained contractual obligations, Celanese has the obligation to remediate specific areas on its own sites as well as on divested, orphan or U.S. Superfund sites. In addition, as part of the Demerger Agreement with Hoechst, a specified portion of the responsibility for environmental liabilities from a number of Hoechst divestitures was transferred to Celanese. Celanese has provided for such obligations when the event of loss is probable and reasonably estimable.

     In 2002, 2001 and 2000, the total remediation efforts charged to earnings before tax amounted to €7 million, €8 million and €23 million, respectively. Celanese recognized €2 million of accretion expense in 2002 and €3 million of accretion expense in both 2001 and 2000 related to a discounted liability for certain fixed period remediation projects. The discount rate applied to these projects is 6 percent. Management believes that the environmental related costs will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period.

     Celanese did not record any insurance recoveries related to these matters in 2002 and recorded €1 million in 2001. There are no receivables for recoveries at December 31, 2002 and 2001.

     German InfraServs — On January 1, 1997, coinciding with a reorganization of the Hoechst businesses in Germany, real estate service companies (“InfraServs”) were created to own directly the land and property and to provide various technical and administrative services at each of the manufacturing locations. Celanese has manufacturing operations at three locations in Germany: Oberhausen, Höchst, and Kelsterbach, and is holding interests in the companies which own and operate the former Hoechst sites in Gendorf, Knapsack and Wiesbaden.

     InfraServs are liable for any residual contamination and other pollution because they own the real estate on which the individual facilities operate. In addition, Hoechst, as the responsible party under German public law, is liable to third parties for all environmental damage that occurred while it was still the owner of the plants and real estate. The contribution agreements entered into in 1997 between Hoechst and the respective operating companies, as part of the divestiture of these companies, provide that the operating companies will indemnify Hoechst against environmental liabilities resulting from the transferred businesses. Additionally, the InfraServs have agreed to indemnify Hoechst against any environmental liability arising out of or in connection with environmental pollution of any site. Likewise, in certain circumstances Celanese could be responsible for the elimination of residual contamination on a few sites that were not transferred to Infraserv companies, in which case Hoechst must reimburse Celanese for two-thirds of any costs so incurred.

     The partnership agreements provide that, as between the partners, each partner is responsible for any contamination caused predominantly by such partner. Any liability, which cannot be attributed to an InfraServ partner and for which no third party is responsible, is required to be borne by the InfraServ in question.

     In view of this potential obligation to eliminate residual contamination, the InfraServs, primarily relating to equity and cost affiliates which are not consolidated by Celanese, have recorded provisions totaling about €58 million and €119 million as of December 31, 2002 and 2001, respectively. The reduction in this provision reflects the sale of Infraserv GmbH & Co. Deponie Knapsack KG, to Trienekens AG, a company active in all areas of waste management, which was subsequently merged into RWE Umwelt AG. Deponie’s financial assets, including a cash reserve of €58 million for measures ordered by German authorities, mainly for landfill and land reclamation activities, as well as all of Deponie’s liabilities (including those corresponding to the cash reserve) were transferred to the buyer, thereby reducing Celanese’s environmental provision by the corresponding amount.

     If the InfraServ companies default on their respective indemnification obligations to eliminate residual contamination, the owners of the remaining participation in the InfraServ companies have agreed to fund such liabilities, subject to a number of limitations. To the extent that any liabilities are not satisfied by either the InfraServs or their owners, these liabilities are to be borne by Celanese in accordance with the Demerger Agreement. However, Hoechst will reimburse Celanese for two-thirds of any such costs. Likewise, in certain circumstances Celanese could be responsible for the elimination of residual contamination on a few sites that were not transferred to Infraserv companies, in which case Hoechst must reimburse Celanese for two-thirds of any costs so incurred.

     The German InfraServs are owned partially by Celanese, as noted below, and the remaining ownership is held by various other companies. Celanese’s ownership interest and environmental liability participation percentages for such liabilities which cannot be attributed to an InfraServ partner were as follows at December 31, 2002:

Company	Ownership %	Liability %
InfraServ GmbH & Co. Gendorf KG	39.0%	10.0%
InfraServ GmbH & Co. Oberhausen KG	84.0%	75.0%
InfraServ GmbH & Co. Knapsack KG	27.0%	22.0%
InfraServ GmbH & Co. Kelsterbach KG	100.0%	100.0%
InfraServ GmbH & Co. Höchst KG	31.2%	40.0%
InfraServ GmbH & Co. Wiesbaden KG	17.9%	0.0%
InfraServ Verwaltungs GmbH	100.0%	0.0%

U.S. Superfund Sites — In the U.S., Celanese may be subject to substantial claims brought by U.S. Federal or state regulatory agencies or private individuals pursuant to statutory authority or common law. In particular, Celanese has a potential liability under the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and related state laws (collectively referred to as “Superfund”) for investigation and cleanup costs at approximately 50 sites. At most of these sites, numerous companies, including certain companies comprising Celanese, or one of its predecessor companies, have been notified that the EPA, state governing bodies or private individuals consider such companies to be potentially responsible parties (“PRP”) under Superfund or related laws. The proceedings relating to these sites are in various stages. The cleanup process has not been completed at most sites and the status of the insurance coverage for most of these proceedings is uncertain. Consequently, Celanese cannot determine accurately its ultimate liability for investigation or cleanup costs at these sites. At December 31, 2002 and 2001, Celanese had provisions totaling €12 million and €16 million, respectively, for U.S. Superfund sites and utilized €1 million and €2 million of these reserves in 2002 and 2001, respectively. There were no additional provisions recorded during 2002 or 2001.

     As events progress at each site for which it has been named a PRP, Celanese accrues, as appropriate, a liability for site cleanup. Such liabilities include all costs that are probable and can be reasonably estimated. In establishing these liabilities, Celanese considers its shipment of waste to a site, its percentage of total waste shipped to the site, the types of wastes involved, the conclusions of any studies, the magnitude of any remedial actions that may be necessary, and the number and viability of other PRPs. Often Celanese will join with other PRPs to sign joint defense agreements that will settle, among PRPs, each party’s percentage allocation of costs at the site. Although the ultimate liability may differ from the estimate, Celanese routinely reviews the liabilities and revises the estimate, as appropriate, based on the most current information available.

     Hoechst Liabilities – In connection with the demerger, Celanese agreed to indemnify Hoechst for the first €250 million of future remediation liabilities for environmental damages arising from 19 specified divested Hoechst entities. As of December 31, 2002 Celanese has reserves approximating €57 million for these matters that are included as a component of the total environmental reserves discussed above. Celanese has made payments through December 31, 2002 of €32 million. If such future liabilities exceed €250 million, Hoechst will bear such excess up to an additional €500 million. Thereafter, Celanese will bear one-third and Hoechst will bear two-thirds of any further environmental remediation liabilities. Where Celanese is unable to reasonably determine the probability of loss or estimate such loss under this indemnification, Celanese has not recognized any liabilities relative to this indemnification.

26.	Special Charges

     Special charges include provisions for restructuring and other expenses and income incurred outside the normal course of operations. Restructuring provisions represent costs related to severance and other benefit programs, as well as costs incurred in connection with a decision to exit non-strategic businesses and the related closure of facilities. These measures are based on formal management decisions, establishment of agreements with the employees’ representatives or individual agreements with the affected employees as well as the public announcement of the restructuring plan.

     Effective October 2002, Celanese early adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities and accordingly applied the statement prospectively to exit or disposal activities initiated after September 30, 2002. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. It nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The principal difference between SFAS No.146 and EITF Issue No. 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires recognition only when the liability is incurred. In contrast, under Issue 94-3, a liability was recognized when the company committed to an exit plan. Additionally, SFAS No. 146 stipulates that the liability be measured at fair value and adjusted for changes in cash flows.

     The components of the 2002 and 2001 restructuring reserves were as follows:

	Employee Termination Benefits	Plant/Office Closures	Total
	(in € millions)
Restructuring reserve at December 31, 2000	36	61	97
Restructuring additions	129	105	234
Cash and noncash uses	(64)	(95)	(159)
Other changes	(4)	(15)	(19)
Currency translation adjustments	2	—	2

Restructuring reserve at December 31, 2001	99	56	155
Restructuring additions	11	8	19
Cash and noncash uses	(64)	(25)	(89)
Other changes	(5)	(5)	(10)
Currency translation adjustments	(4)	(7)	(11)

Restructuring reserve at December 31, 2002	37	27	64

     Included in the above restructuring reserves of €64 million and €155 million at December 31, 2002 and 2001, respectively, are €9 million and €20 million, respectively, of long-term reserves included in other liabilities.

     In 2002, Celanese recorded special charges totaling €1 million of income, which consisted of €19 million of restructuring charges, €10 million of income from favorable adjustments to restructuring reserves recorded in 2001 and 2000, €1 million of income from reimbursements from third party site partners related to prior year initiatives, and €9 million of income from other special charges. The €19 million of additions to the restructuring reserve included employee severance costs of €11 million and plant and office closure costs of €8 million.

     The €19 million of additions to the restructuring reserve in 2002 included €10 million under SFAS No. 146 and €9 million under EITF Issue No. 94-3.

SFAS No. 146 Initiatives

	Employee Termination Benefits	Plant/Office Closures	Total
	(in € millions)
Costs incurred in the current period	4	6	10
Cumulative costs incurred to date	4	6	10
Total costs expected to be incurred	9	10	19

     Initiatives that commenced during the fourth quarter 2002, and recorded under SFAS No. 146, represented €4 million of restructuring additions for employee termination benefits and €6 million of restructuring additions for plant and office closure costs. As a result of the sale of the global allylamines and U.S. alkylamines businesses in 2002, severance costs are estimated to total €2 million, of which less than €1 million were incurred in 2002 and are included in Earnings (loss) from operation of discontinued operations in the consolidated statements of operations. The remaining costs are expected to be incurred in 2003.

	Acetyl Products	Chemical Intermediates	Ticona	Total
	(in € millions)
Costs incurred in the current period	3	1	6	10
Cumulative costs incurred to date	3	1	6	10
Total costs expected to be incurred	3	3	13	19

Acetyl Products and Chemical Intermediates

     Employee severance costs recorded as a result of the streamlining of chemical production facilities in the United States and Germany amounted to €3 million in 2002. Additional costs for this initiative are estimated to be €2 million in 2003.

Ticona

     Ticona plans to concentrate its European manufacturing operations in Germany and as a result will cease its manufacturing operations in Telford, United Kingdom by mid-year 2003. As a result, fixed asset impairments totaling €4 million were recorded in 2002. Additional costs of approximately €7 million relating to employee severance and lease cancellation costs are expected to be incurred in 2003. With the construction of a new and expanded GUR® plant in Bishop, Texas, the GUR operations in Bayport, Texas were transferred to the new facility. Decommissioning and demolition costs associated with the Bayport closure are estimated to be €2 million, all of which were accrued in 2002.

EITF Issue No. 94-3 Initiatives

     Project “Focus”, initiated in early 2001, set goals to reduce trade working capital by €100 million compared to end of year 2000 levels, limit capital expenditures to a maximum of the 2000 level of €235 million and contribute €100 million to earnings before interest, taxes, depreciation and amortization (“EBITDA”) from programs to increase efficiency. Project “Forward” was announced at the end of August 2001 and initiated additional restructuring and other measures to reduce costs and increase profitability.

     Restructuring initiatives that commenced during the first three quarters of 2002, and recorded under EITF Issue No. 94-3, represented €7 million of restructuring additions for employee severance costs and €2 million of restructuring additions for plant and office closures costs.

     Employee severance costs consisted primarily of €3 million for the shutdown of the nylon polymer unit in Bishop, Texas, €1 million for personnel in the PVOH business, and €3 million for adjustments related to 2001 Forward initiatives.

     Plant and office closure costs consisted mainly of asset write-offs of €2 million for the nylon polymer unit shutdown in Bishop, Texas.

     The €10 million of favorable adjustments of prior year restructuring reserves consisted of an €8 million adjustment to the 2001 reserves and a €2 million adjustment to the 2000 reserves. The 2001 adjustment was primarily due to lower than expected personnel and closure costs associated with the streamlining of chemical facilities in the United States, Canada, and Germany. The 2000 adjustment was due to lower than expected demolition costs for the Acetyl Products production facility in Knapsack, Germany.

     The other special charges income of €9 million related to a reduction in reserves associated with settlements of environmental indemnification obligations associated with former Hoechst entities.

     In 2001, Celanese recorded special charges totaling €496 million, which consisted of €234 million of restructuring charges, which were reduced by €8 million of income for reimbursements from third party site partners and income from forfeited pension plan assets, €19 million of favorable adjustments to restructuring reserves recorded in 2000 and 2001 and €289 million of other special charges.

     The €234 million of additions to the restructuring reserve included employee severance costs of €129 million and plant and office closure costs of €105 million. Employee severance costs consisted primarily of €42 million for the streamlining of chemical production and administrative positions in the United States, Germany and Singapore, €28 million for administrative and production positions at Ticona in the United States and Germany, €22 million for the restructuring of production and administrative positions in Mexico, €8 million for the closure of the acetic acid, pentaerythritol and vinyl acetate monomer units and the elimination of administrative positions in Edmonton, €7 million for the elimination of corporate administrative positions, €6 million resulting from the closure of a chemical research and development center in the United States, €5 million for the shut-down of acetate filament production at Lanaken, Belgium and €11 million for the shut-down of acetate filament production at Rock Hill, South Carolina.

     The €105 million of additions to the restructuring reserve related to plant and office closures consisted mainly of €74 million for fixed asset impairments, the cancellation of supply contracts, other required decommissioning and environmental closure costs relating to the closure of the acetic acid, pentaerythritol and vinyl acetate monomer units in Edmonton. Also included in plant and office closure costs were €11 million for fixed asset impairments, contract cancellation and other costs associated with the closure of the chemical research and development center in the United States, €4 million of fixed asset impairments and other closure costs related to the closure of a chemical distribution terminal in the United States, €9 million for fixed asset impairments and shut-down costs at the acetate filament facility in Lanaken, €6 million for equipment shutdown and other decommissioning costs for the acetate filament production facility at Rock Hill and €1 million associated with the cancellation of a lease associated with the closure of an administrative facility in Germany.

     The €19 million of favorable adjustments of prior year restructuring reserves consisted of a €14 million adjustment to the 2000 reserves and a €5 million adjustment to the 1999 reserves. The entire 2000 adjustment was due to lower than expected demolition and decommissioning costs for the Acetyl Products production facility in Knapsack, Germany. This adjustment resulted from a third party site partner assuming ownership of the existing facility and obligations. Of the 1999 adjustment, €3 million related to the reversal of a reserve for closure costs for a parcel of land in Celaya, Mexico that Celanese donated to the Mexican government, which assumed the remaining liabilities. The 1999 adjustment also included €2 million relating to less than anticipated severance costs for Ticona employees in Germany.

     The other special charges of €289 million consisted of Chemical Intermediates goodwill impairment of €243 million and fixed asset impairments of €57 million, Acetyl Products fixed asset impairments of €18 million and €6 million for the relocation of acetate filament production assets associated with restructuring initiatives.

     Also included in other special charges was €31 million of income from the receipt of higher than expected insurance reimbursements linked to the plumbing cases (See Note 24) and €4 million of income related to a net reduction in reserves associated with settlements of environmental indemnification and other obligations associated with former Hoechst entities.

     In 2000, Celanese recorded special charges totaling €21 million, which consisted of €95 million of additions to the restructuring reserve, €59 million of favorable adjustments to restructuring reserves recorded in 1999, €3 million of costs for the relocation of production assets associated with restructuring initiatives, and €18 million of income from the receipt of higher than expected insurance reimbursements linked to the plumbing cases. (See Note 24)

     The €95 million of restructuring charges included employee severance costs of €44 million and plant and office closure costs of €51 million. Employee severance costs of €31 million related mainly to the reduction of approximately 170 positions at two U.S. chemical facilities and the closure of a European Acetyl Products plant. Additionally, severance costs of €11 million were associated with the planned reduction of approximately 115 positions in the Acetate Products business. The plant and office closure charges of €51 million consisted mainly of contractual obligations and asset impairments for the closure of an Acetyl Products plant in Europe (€47 million).

     The €59 million of favorable adjustments to the 1999 restructuring reserves consisted of employee termination benefits (€24 million) and plant and office closures (€35 million). Employee termination benefits were adjusted by €11 million due largely to unplanned voluntary resignations and by €10 million due to a modification in Ticona’s employee severance plan resulting from an unfavorable tax treatment which affected the severance benefits to be received by Celanese’s employees in Germany. In addition, a delay in the scheduled closure of a U.S. Acetate Filament production facility led to a net adjustment of €3 million in restructuring reserves. This facility was closed in 2001. The adjustments associated with plant and office closures resulted mainly from the earlier than expected disposals of lease obligations of former administrative facilities in the U.S. and Canada (€28 million). As a result of the need for additional office space due to the acquisition of PVOH, Celanese cancelled previous plans to rationalize the U.S. chemical administrative building (€4 million). The closure costs of a Canadian acetate filament facility were lower than estimated (€3 million).

     Non-restructuring special charges of €3 million were related to the cost of transferring acetate filament equipment within North America resulting from restructuring initiatives.

27.	Business and Geographical Segments

     Information with respect to Celanese’s industry segments follows:

Business Segments

     Acetyl Products primarily produces and supplies acetyl products, including acetic acid, vinyl acetate monomer and polyvinyl alcohol;

     Chemical Intermediates produces and supplies acrylic acid, acrylate esters, organic solvents and other intermediates;

     Acetate Products primarily produces and supplies acetate filament and acetate tow;

     Ticona, the technical polymers segment, develops and supplies a broad portfolio of high performance technical polymers; and

     Performance Products consists of Nutrinova, the high intensity sweetener and food protection ingredients business.

     The segment management reporting and controlling systems are based on the same accounting policies as those described in the summary of significant accounting policies in Note 2. Celanese evaluates performance based on operating profit, net earnings, cash flows and other measures of financial performance reported in accordance with U.S. GAAP. Besides these measures, Management believes that EBITDA, excluding special charges, is an appropriate measure for evaluating the performance of its operating segments as it closely reflects cash flow management. EBITDA, which may be calculated differently by other companies, is calculated by adding depreciation and amortization expense back to operating profit. Celanese excludes special charges from EBITDA for better comparability between periods.

     Trade Working Capital is defined as trade accounts receivable from third parties and affiliates, net of allowance for doubtful accounts, plus inventories, less trade accounts payable to third parties and affiliates.

     Sales and revenues related to transactions between segments are generally recorded at values that approximate third-party selling prices. Revenues and long-term assets are allocated to countries based on the location of the business. Capital expenditures represent the purchase of property, plant and equipment.

	Acetyl Products	Chemical Intermediates	Acetate Products	Ticona	Performance Products	Total Segments	Reconciliation	Consolidated
	(in € millions)
2002:
Sales to external customers	1,844	825	670	757	161	4,257	68	4,325
Inter-segment revenues	79	82	—	—	—	161	(161)	—
Operating profit (loss)	145	(29)	24	22	48	210	(55)	155
EBITDA excluding special charges	252	22	81	87	55	497	(57)	440
Depreciation	110	48	57	56	6	277	6	283
Amortization	—	—	—	1	1	2	1	3
Capital expenditures	40	70	31	66	4	211	7	218
Special charges	(3)	3	—	8	—	8	(9)	(1)
Intangible assets, net	548	13	146	327	—	1,034	—	1,034
Trade working capital	299	122	84	118	19	642	(24)	618
Total assets	1,925	591	642	1,301	84	4,543	1,584	6,127

2001:
Sales to external customers	2,062	938	762	773	159	4,694	83	4,777
Inter-segment revenues	93	82	—	—	—	175	(175)	—
Operating profit (loss)	(73)	(374)	(32)	(15)	44	(450)	(38)	(488)
EBITDA excluding special charges	208	30	91	52	50	431	(33)	398
Depreciation	123	59	63	53	6	304	3	307
Amortization	33	17	10	23	—	83	—	83
Capital expenditures	43	30	35	97	2	207	10	217
Special charges	125	328	50	(9)	—	494	2	496
Intangible assets, net	587	15	174	390	—	1,166	—	1,166
Trade working capital	280	165	108	93	19	665	(60)	605
Total assets	2,055	657	800	1,514	88	5,114	1,950	7,064

2000:
Sales to external customers	2,023	975	756	923	124	4,801	84	4,885
Inter-segment revenues	83	73	—	—	—	156	(156)	—
Operating profit (loss)	(10)	(20)	9	96	33	108	(21)	87
EBITDA excluding special charges	200	48	92	140	40	520	(56)	464
Depreciation	111	51	65	51	7	285	(7)	278
Amortization	31	15	10	22	—	78	—	78
Capital expenditures	80	39	30	58	2	209	9	218
Special charges	68	2	8	(29)	—	49	(28)	21
Intangible assets, net	598	265	176	391	—	1,430	—	1,430
Trade working capital	432	223	143	192	23	1,013	(111)	902
Total assets	2,251	1,066	830	1,592	146	5,885	1,757	7,642

     The reconciliation column includes (a) operations of certain other operating entities and their related assets, liabilities, revenues and expenses, (b) the elimination of inter-segment sales, (c) assets and liabilities not allocated to a segment, and (d) corporate center costs for support services such as legal, accounting and treasury functions.

     Additionally, Celanese recognized special charges in 2002, 2001 and 2000 primarily related to restructuring costs and environmental and other costs associated with previously divested entities of Hoechst, and demerger costs. (See Note 26)

     Other operating entities consist of ancillary businesses as well as companies which provide infrastructure and procurement services. Effective July 1, 2000, Celanese Advanced Materials, Inc., formerly known as advanced fiber materials (“AFM”), which comprises the performance polymer (polybenzimidazole or “PBI”) and the Vectran® polymer fiber product lines, was transferred from the Acetate Products segment to Other Activities to reflect the strategic alignment of PBI with the fuel cell project of Celanese Ventures GmbH. Celanese Advanced Materials, Inc. had sales to external customers of €24 million in 2000, of which €11 million was included in Other Activities.

     The following table presents financial information based on the geographic location of Celanese’s facilities:

	North America	Thereof USA	Thereof Canada	Thereof Mexico	Europe	Thereof Germany	Asia	Rest of World	Consolidated
	(in € millions)
2002:
Total assets	4,003	3,192	237	574	1,387	1,230	447	290	6,127
Property, plant and equipment, net	1,056	893	45	118	382	331	180	3	1,621
Operating profit (loss)	(22)	(100)	40	38	140	118	49	(12)	155
Net sales	2,230	1,777	186	267	1,585	1,288	466	44	4,325
Depreciation and amortization	203	170	8	25	54	48	29	—	286
Capital expenditures	115	99	7	9	102	95	1	—	218

2001:
Total assets	4,923	3,828	264	831	1,346	1,196	489	306	7,064
Property, plant and equipment, net	1,372	1,141	55	176	288	260	244	3	1,907
Operating profit (loss)	(635)	(390)	(40)	(205)	78	76	64	5	(488)
Net sales	2,594	2,060	240	294	1,718	1,402	419	46	4,777
Depreciation and amortization	305	226	21	58	54	46	31	—	390
Capital expenditures	155	137	4	14	60	55	2	—	217

2000:
Total assets	5,223	3,863	316	1,044	1,566	1,355	492	361	7,642
Property, plant and equipment, net	1,464	1,209	80	175	297	264	259	3	2,023
Operating profit (loss)	14	1	31	(18)	66	61	(5)	12	87
Net sales	2,842	2,315	219	308	1,683	1,403	307	53	4,885
Depreciation and amortization	282	198	23	61	52	44	22	—	356
Capital expenditures	114	77	4	33	61	57	43	—	218

28.	Subsequent Events

     As discussed in Note 21, in 2002, shareholders approved the 2002 Celanese Stock Option Plan. On January 31, 2003, Celanese granted an additional 86,800 stock options under this plan, at an exercise price of €23.78 per share, to the Board of Management and key employees.

29.	Information Relating to the Board of Management and Supervisory Board of Celanese AG

2002
(in € millions)
Supervisory Board compensation
Fixed	0.5
Variable	0.3

Total	0.8

Board of Management compensation
Fixed	3.0
Variable	3.6

Total	6.6

     In the fiscal year, members of the Board of Management did not execute any rights deriving from stock based compensation programs. The Board of Management holds 1,073,000 rights deriving from stock based compensation programs in total.

     In 2002, members of the Supervisory Board were granted stock based compensation programs at the amount of €276,000. As per December 31, 2002, the Supervisory Boards holds 102,900 stock based compensation rights.

30.	Framework for Accounting Policies in Accordance with U.S. GAAP and Explanation of Major Differences Compared with German Accounting Policies

     The 2002 consolidated financial statements for Celanese have been prepared in accordance with United States Generally Accepted Accounting Principles or U.S. GAAP. The financial statements meet the requirements of German law as set out in § 292a HGB for an exemption of preparing the financial statements in accordance with German GAAP. The consolidated financial statements and the Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) are compatible with the European accounting directives.

     The accounting policies of entities in accordance with U.S. GAAP are based on the objective of providing investors with decision-relevant information. It is thus not possible to show lower profits for the protection of creditors or influence results by using tax-based values (requirement for income and expenses to be recorded in the commercial financial statements in order to be accepted for tax purposes).

     Based on the assumption that decision-relevant information should be provided to investors, it follows that accounting policies should be aimed at showing an entity’s operating results, rather than determining the amount of distributable profits while bearing in mind the need for protection of creditors.

     As a rule, accounting policies in accordance with U.S. GAAP have a lower level of prudence than German accounting policies, which leads to the following major differences:

•	economic substance has precedence over legal form;

•	the consistency requirement (recognition, valuation, classification, consolidation) is to be strictly followed; changes in accounting policies are only permitted if it can be proven that the change leads to an improvement in the fair presentation of the financial statements;

•	the acquisition cost and realization principles are generally valid, however “unrealized” profits are to be included in the profit and loss account in specific cases in order to determine the actual profit for the period;

•	minimization of possibilities of setting up and releasing hidden reserves;

     The principle of substance over form has a stronger influence in accounting policies in accordance with U.S. GAAP than in Germany. The principle states that the economic substance of a transaction is of greater importance than the formal (legal) form.

     Consolidated financial statements in accordance with U.S. GAAP consist of the following:

•	consolidated balance sheet,
•	consolidated statement of income,
•	consolidated changes of shareholders’ equity,
•	consolidated statement of cash flows,
•	notes to the consolidated financial statements

     There are no specific rules setting out the way in which individual items should be laid out in the balance sheet and statement of income. The balance sheet is set out in order of liquidity. The format of the consolidated statement of income is the cost of sales classification method.

     The notes to the consolidated financial statements include all disclosures required as set out in para 266 and para. 275 HGB.

     Minority interests may not be included as part of group shareholders’ equity in the consolidated balance sheet. They must be shown as a separate item between third-party capital and shareholders’ equity.

     The consolidated statement of income concludes with a disclosure of earnings per share. Minority interests’ share in earnings is not included in earnings per share.

Description of major differences in accounting policies compared with German accounting policies

General comments

The consolidation is presented on a basis as if Celanese has been a legal group during all periods presented.

The major differences in accounting policies in accordance with U.S. GAAP compared with German accounting policies in the consolidated financial statements of Celanese AG are as follows:

(1)	Discontinued operations

Assets and liabilities of discontinued operations are shown net in the balance sheet. Losses from discontinued operations, net of taxes are shown below operating results in the statement of income.

(2)	Impairment of assets

The recoverability of the carrying amount of long lived assets is in a first step assessed by comparison of the carrying amount of the asset to future net undiscounted cash flows generated by such assets. If the undiscounted cash flows do not cover the carrying amount of the asset, then the fair value of the asset has to be determined preferably by using quoted market prices or by using other generally accepted methods such as discounted cash flows. This fair value is the basis for necessary impairment write-offs.

(3)	Unrealized profits included in the statement of income, which is a breach of the realization principle as understood in Germany

Although the realization principle is a specific part of U.S. GAAP, in contrast to German accounting policies “unrealized” profits must be included in the statement of income in certain specific cases. The following balance sheet items are translated at foreign exchange rates ruling at the end of the year even if this leads to an “unrealized” profit compared with using the exchange rate at the booking date:

•	foreign currency receivables and liabilities;
•	short-term securities.

(4)	Deferred taxes

Deferred tax assets must be included to their full extent. This also applies to tax loss carry forwards which can be offset against future profits for tax purposes and which are thus to be reflected as deferred tax assets. Deferred tax assets are to be reviewed for their realization regularly and are to be written down if appropriate.

(5)	Definition of “production costs”

U.S. GAAP requires the use of “full” production costs, consisting of cost of materials and production wages (direct and indirect) together with a proportion of depreciation of property, plant and equipment. It is not permitted to limit the calculation of production costs merely to direct costs.

(6)	Pension provisions

Pension provisions are to be calculated actuarially using the projected unit credit method. Use of the German tax-based entry-age-normal method (para 6a Income Tax Act) is not permitted.

Expected wage and salary increases until pensionable age are to be considered when calculating the pension liability to beneficiaries under the scheme. Capital market interest rates are to be used to discount the amounts, which can partly offset this increase, as the rate can be higher than the 6 percent used for tax purposes in Germany (para 6a EStG). Pension provisions are to be calculated for beneficiaries immediately they become scheme members (not only as from their 30th birthday). Appropriate fluctuation rates should be used when considering the provisions needed for this group of beneficiaries.

Overall, the U.S. GAAP calculation methods lead to a higher pension provision than using the German entry-age-normal method.

(7)	Other provisions and accruals

Provisions and accruals may only be set up to cover obligations to third parties.
Internal accruals are not permitted.

(8)	Accounting for leases

In contrast to the use of German tax-based leasing provisions, U.S. GAAP requirements more often lead to leased items being recognized in the balance sheet of the lessee rather than of the lessor. U.S. GAAP requires the contractual party which is the economic owner and which thus has the major share of risks and opportunities arising from use of the item being leased to recognize the lease in its balance sheet.

(9)	Accounting for derivative instruments

According to U.S. GAAP, since January 1, 2001, all derivative instruments generally have to be recorded at fair value, regardless of the reason why they were entered into. Additionally, derivatives embedded in so called host contracts are derivative instruments and have to be treated as such.

Changes in market value of derivative instruments are realized in net income or in other comprehensive income in the period they occur. The treatment depends on their qualification as a fair value hedge (hedge of exposure to changes in the fair value of an asset or a liability) or as a cash flow hedge (hedge of exposure to variability in expected future cash flows). Hedge accounting can be applied to effective hedging relationships, only. Effects from ineffective hedging relationships have to be realized in income as occurred.

(10)	Accounting for Goodwill and other intangible assets

Effective January 1, 2002 goodwill and other intangible assets with indefinite lives are no longer amortized on a recurring basis. Instead, goodwill and intangible assets with an indefinite life are subject to an impairment test at least annually. In case the carrying value cannot be recovered by future cash flows, the carrying value is impaired and has to be written down to fair value.

Other intangible assets with finite lives continue to be amortized over their useful lives and reviewed for impairment.

Any unamortized negative goodwill on the balance sheet has to be written off immediately.

(11)	Accounting for Costs Associated with Exit or Disposal Activities

Recognition of a liability for costs associated with exit or disposal activities is required only when the liability is incurred. The liability has to be measured at fair value and adjusted for changes in cash flow estimates.

Celanese early adopted this new U.S. GAAP rule as of October 1, 2002.

31.	Corporate Governance

     According to Section 161 of the stock corporation act (AktG), which was introduced recently, Supervisory Board and Board of Management have issued a common statement on December 12, 2002 as regards to the recommendations of the German Corporate Governance Code ( Deutscher Corporate Governance Kodex). This declaration is published on the company´s website (www.celanese.com).

Corporate Governance Report
of the Board of Management and Supervisory Board

     The year 2002 brought about a wide range of corporate governance legislation and initiatives in Germany as well as in the United States of America, which impact those companies listed on the respective stock exchanges. The newly implemented legal requirements also underscore Celanese’s understanding of corporate governance.

     Celanese’s commitment to best-in-class corporate governance is as old as the company itself. When Celanese incorporated in 1999, the Board of Management and the Supervisory Board devised a framework for governing the company that was intended to enhance the company’s value for its shareholders.

     This corporate governance framework included establishing and living a corporate culture and set of values committed to good corporate governance. A summary of our corporate culture and values was included in the company’s Global Business Conduct Policy in 2002. The implementation and maintenance of effective and transparent internal as well as external control processes is key to sound corporate governance. Effective risk management systems and timely, comprehensive communication with our shareholders are complementary elements in our efforts to achieve best-in-class corporate governance.

Global Business Conduct Policy

     During the course of 2002, the Board of Management established a Global Business Conduct Policy (BCP) which sets forth clear rules for company management as well as for all Celanese employees. The roll-out of this global BCP commenced at the end of 2002. The Board of Management appointed a Global Governance and Risk Officer, who is responsible for establishing the effective structure and processes necessary to breathe life into the BCP. Various help lines have been set up so that every Celanese employee, regardless of where this employee works, can contact a regional coordinator or the Global Governance and Risk Officer directly in the event that this employee would like to report infringements or risks impacting the company. The Global Governance and Risk Officer will examine and regularly report such information to the Board of Management and the Supervisory Board’s Finance and Audit Committee. During the course of the next business year, various training courses will be held to ensure that each employee understands and follows the BCP principles.

Effective oversight and control by the Supervisory Board

     Since its very beginning, the Supervisory Board of Celanese AG has implemented various committees to oversee, control and advise the Board of Management effectively and efficiently. The Supervisory Board set up its own rules of procedure from the onset, and its committees, namely the Finance and Audit Committee, the Strategy Committee, and the Personnel and Compensation Committee, were given their own individual rules of procedure in 2002. These rules provide for clear and transparent processes and structures as part of the oversight and control processes.

     Both the revised rules of procedure for the Supervisory Board as well as the new rules of procedure for the committees reflect the recommendations on Supervisory Board processes given in the German Corporate Governance Code (Code) and serve as the basis for full compliance with the Code.

     The rules of procedure for the Board of Management have also been revised and now clearly state the Board of Management’s reporting obligations to the Supervisory Board.

     In connection with the new U.S. corporate governance requirements, the company has introduced several new procedures such as the Finance and Audit Committee’s self-assessment processes, whistleblower procedures, and the designation of a member of the Finance and Audit Committee as a financial expert.

     Regardless of any written documentation, corporate governance should be measured by the cooperation between the Board of Management and the Supervisory Board. Communication and cooperation between these two boards accomplished in an atmosphere of trust is the basis for an effective Supervisory Board control mechanism. Such an atmosphere of cooperation has existed and been sustained since the company was founded.

Risk management systems

     The risk management systems at Celanese AG are in place to effectively identify and manage risks. The systems fully comply with existing German legal requirements. However, one of Celanese’s objectives is to harmonize and standardize risk management systems, not only at the Celanese AG level, but across all the group’s companies. Thus the Global Governance and Risk Officer has been given the task of implementing a harmonized and standardized set of risk management systems across the businesses during the forthcoming year.

Communication with our shareholders

     Celanese communicates its governance standards internally and externally, and will continue to do so in the future. The company has introduced its own corporate governance site on its intranet, where information about the global BCP and the company’s corporate governance guidelines can be accessed by every employee. Furthermore, the company added a link on corporate governance issues to its Internet website. Information about Celanese’s corporate governance practices, such as the global BCP, its corporate governance guidelines, the statement of compliance with the Code, as well as any current certifications made by the company or its bodies are now available to all shareholders and stakeholders.

     In 2002, Celanese continued to offer its shareholders easy access to the AGM via live Internet transmission and the opportunity to electronically instruct the proxy committee on how to vote until the moment when voting at the AGM commences.

German Corporate Governance Code

     The Board of Management and the Supervisory Board published a statement of full compliance with the Code at the end of December 2002. This unrestricted statement is a further example of Celanese’s commitment to corporate governance.

Other corporate governance issues

     Celanese is committed to constantly reviewing and improving its existing corporate governance processes. Therefore, it will take a proactive approach in following and applying evolving best practices in governance. Celanese will continue to anticipate and prepare for the newly implemented U.S. governance requirements, such as the Sarbanes-Oxley Act, as well as the NYSE recommendations due to be finalized this year.

Kronberg im Taunus, February 2003

Celanese AG

The Board of Management          The Supervisory Board

Report of the Supervisory Board

Dear Shareholder,

     The year 2002 was characterized for our company by further significant steps to increase growth and profitability as well as to realign the company’s portfolio.The measures introduced in 2001 to increase efficiency have already borne the first fruit. Against the backdrop of the uncertain economic development in the markets in which our company is active, and the continued economic weakness in those national economies which are key to us, these positive internal developments are especially important to our company. On behalf of the Supervisory Board, I would like to acknowledge the Celanese Board of Management members and employees for the success which we achieved.

Advising the Board of Management on its Growth Strategy

     In a time of far-reaching challenges to a market focus, technology development and to the strategic decisions for positioning the company in the future, it is essential that the Supervisory Board and the Board of Management work together in an open atmosphere of trust. The Supervisory Board closely advised the Board of Management on matters concerning the company’s growth and success as the Board performed the duties incumbent upon it, particularly in strategic decision-making. The Supervisory Board relied on continuous and comprehensive information supplied to it and its committees in a timely manner, concerning all important business transactions and decisions to be made. The Supervisory Board and its committees held regular formal meetings. Regular contact was also maintained and regularly scheduled individual discussions were held between the chairmen of the Supervisory Board and of the individual Supervisory Board committees and, in particular, the Chairman of the Board of Management and the Chief Financial Officer.

     The work of the Supervisory Board focused in detail on monitoring the company’s initiatives to increase growth and productivity. In particular, this included closely following the programs to increase efficiency implemented in 2001. The Six-Sigma-based approaches and projects to increase productivity were implemented as part of “Operational Excellence” across-the-board and at an increasing number of levels in the company, during the year under review. The Supervisory Board was kept informed of the results of these projects at all times.

     The Board of Management and Supervisory Board also focused on the innovation offensive and management development. The Supervisory Board and its Strategy Committee focused on these topics at their meetings in December 2002, in which the members intensively discussed with the Board of Management the significance of these factors for sustainable success of all the companies’ individual businesses. The systematic evaluation of technologies which are critical to Celanese, as well as identifying new growth opportunities that are technology and market driven are a joint responsibility of the Board of Management and the business heads of the individual companies in our Group. Anchoring a constant willingness to change within the corporate culture and successfully designing change are key responsibilities of the management. The Supervisory Board noted the Board of Management’s initiatives in this area supportively: be it in the implementation of growth-oriented initiatives or in sustainably developing the next generation of company executives. The Talent Review Process was implemented throughout most of the entire company and is complemented by programs for those employees who are just embarking upon their careers as well as through the Champ program for highly qualified college graduates.

     The strategy for continued development and a focus on the portfolio of the company’s business activities was rigorously implemented in 2002. Major changes were achieved through acquisitions, alliances and divestitures, most notably:

•	the acquisition of the European emulsions and global emulsion powders business from Clariant AG, Switzerland
•	the divestiture of Trespaphan (OPP films business) to Dor-Moplefan / Bain Capital
•	the planned joint venture for Oxo products in Europe with Degussa AG
•	the formation of a joint venture called Estech GmbH with the U.S. company Hatco in neopolyol esters for synthetic lubricants
•	the divestiture of the U.S. amines business to U.S. Amines Ltd.

     A good record in environmental, health and safety affairs also plays a role in the success and growth of a company. The Supervisory Board kept itself abreast of the status of developments in this area. The company’s first sustainability report provides an overview of the obligations the company has to sustainably manage natural resources. This publication lists concrete examples of contributions our company has made to the social, economic and ecological aspects of sustainable, future development of Celanese. Also of particular importance for the company is the continuing positive progress made on the company’s safety record. The company has made great progress towards its goal of having zero accidents.

     Moreover, the Supervisory Board was informed comprehensively and in a timely manner on those issues it is required to decide upon in accordance with legal requirements and the company’s articles of association. The matters requiring Supervisory Board approval by resolution were discussed in detail by the Supervisory Board with the members of the Board of Management.

Good Corporate Governance as a Guarantee of Business Success

     The year 2002 was characterized by special initiatives in the area of Corporate Governance.

     A visible expression of the high standards Celanese adheres to in Corporate Governance is the comply-or-explain statement submitted by the Board of Management and Supervisory Board concerning the German Corporate Governance Code, stating the company’s full compliance with the code’s recommendations without exception.

     We have revised some of the internal processes of the Supervisory Board based on new U.S. regulations that impact our company because of its listing on the NYSE. Of particular note are the Finance and Audit Committee’s intensive work and the committee’s first self-assessment of its work.

     One clear indication of the Supervisory Board members’ serious commitment to their responsibilities is the high level of participation in the meetings. In 2002, the Supervisory Board met on March 5, May 15, September 24 and December 11. The Finance and Audit Committee met twice – on March 4 and on December 10. The members of the Strategy Committee met for their meeting on December 10. The Personnel and Compensation Committee met a total of four times during the year under review.

     Almost all members of the Supervisory Board participated in the meetings of the Supervisory Board and its committees. Only one member was excused absent from the March Supervisory Board meeting, and two members had excused absences from the September meeting. This corresponds to an average attendance rate of over 93%. All Supervisory Board members participated in the resolutions by written ballot, which have become a necessary procedure between the meetings.

     As in the past, the Supervisory Board kept itself informed of important issues by visiting key sites of the company. The Supervisory Board combined its September meeting with a visit to the integrated acetic acid complex in Singapore and the company’s joint venture for acetate tow in Nantong and other activities in China. This gave the Supervisory Board the opportunity to get first hand information on the company’s strategic positioning in this region.

Approving the 2002 Annual Financial Statements

     The company’s Annual General Meeting on May 15, 2002 elected KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft as its auditor. KPMG received the engagement letter for the audit from the Chairman of the Supervisory Board on May 16, 2002.

     KPMG declared that no relations exist between it and Celanese AG that would be grounds for doubting the auditor’s independence. In addition to that, the auditors submitted a written certification to the Chairman of the Supervisory Board on October 29, 2002 that the recommendations included in the Corporate Governance Code concerning the contractual relation between company and auditor were met.

     Celanese AG’s annual financial statements and management report were prepared in accordance with the German Commercial Code and the Stock Corporation Act. The consolidated financial statements were prepared in accordance with U.S. GAAP and were supplemented by a Group management report and further explanations pursuant to Article 292a of the German Commercial Code. Pursuant to Article 292a preparing consolidated financial statements in accordance with U.S. GAAP releases the company from the obligation to draw up consolidated financial statements according to German law. The annual financial statements and the consolidated financial statements of Celanese AG of December 31, 2002, and the management report of Celanese AG and the Group management report were audited by KPMG, which issued an unqualified opinion.

     All the above-mentioned financial report documents and the corresponding auditor’s reports were made available to the Finance and Audit Committee and the Supervisory Board and were checked by both of them. This year, in agreement with the Supervisory Board, the company moved up the date for releasing the year’s net earnings, the annual meeting and the related processes, by several weeks, in order to be able to release the net earnings as early as possible. This involved setting earlier deadlines for the appropriate documentation. The auditors kept the Supervisory Board and the Finance and Audit Committee of the Supervisory Board constantly informed during the audit of the annual financial statements.

     The auditors, who attended the meetings of the Finance and Audit Committee, reported on the progress and main results of their audit in the Finance and Audit Committee meeting on February 11, 2003. The auditors were available to answer questions from the members of the Supervisory Board.

     The Supervisory Board noted and discussed the results of the audit performed by the auditors. As a result of its own examination, the Supervisory Board concluded that no objections should be raised. For the first time, the Supervisory Board approved not only Celanese AG’s 2002 financial statements, but also the consolidated financial statements for 2002, in its meeting on February 12, 2003, as a result of newly enacted regulations. The annual financial statements of Celanese AG are thus approved.

Changes in the Board of Management and the Supervisory Board

     Prof. Dr. Ernst Schadow resigned as member of the Board of Management of Celanese AG to enter into retirement, as of October 21, 2002. In its meeting on September 24, 2002, the Supervisory Board thanked him for nearly thirty years of service accomplished in an atmosphere of successful cooperation and trust — to first Hoechst AG and then, for the last three years, to our company. The Supervisory Board wishes Dr. Schadow well in his future. Dr. Andreas Pohlmann was appointed as a member of the Board of Management and as Director of Personnel, from October 22, 2002 until October 31, 2005. In addition to these duties, Mr. Pohlmann is also responsible for Performance Products – particularly Nutrinova – for Environmental, Health and Safety Affairs, as well as for innovation initiatives by the Board.

     Mr. Sonder was reappointed to the Board of Management and as its Chairman until October 31, 2004, at the Personnel and Compensation Committee meeting in May 2002. Mr. Premdas was also reappointed to the Board of Management until October 31, 2004, while Mr. Weidman’s mandate was extended until October 31, 2005.

     At the Annual General Meeting on May 15, 2002, Mr. Saad Ali Al-Shuwaib was elected as shareholder representative to the Supervisory Board. He succeeds Mr. Khaled Saleh Buhamrah, who served the company in that capacity for many years. We would like to thank him for his constructive work and loyalty.

     Mr. Werner Zwoboda retired from the Supervisory Board of Celanese AG effective December 31,2002. In its meeting on December 11, 2002, the Supervisory Board thanked him for his constructive work provided in an atmosphere of trust. Mr. Herbert Schmalz has replaced Mr. Zwoboda as a member of the Supervisory Board representing the employees, effective January 1, 2003.

     The Supervisory Board thanks the Board of Management, the employees and the employees’ representatives and acknowledges their dedication and hard work in the difficult business year of 2002.

Kronberg im Taunus, February 12, 2003

The Supervisory Board

Dr. Günter Metz

The Supervisory Board
(As of December 31, 2002)

Dr. Günter Metz 1, 2, 3, 4
Chairman,
Former Deputy Chairman of the Board of Management of Hoechst AG
Member of the Supervisory Board: Aventis S.A.*, Schenker AG, Zurich Beteiligungs-AG (Germany)

Reiner Nause 1, 2, 4
Deputy Chairman,
Technician, Chairman of the Central Workers’ Council of Celanese Chemicals Europe GmbH, Chairman of the Celanese AG Group Workers’ Council

Saad A. Al-Shuwaib 4
(since May 15, 2002)
Chairman and Managing Director of Petrochemical Industries Co., Kuwait
Member of the Board of Directors: Kuwait Petroleum Corporation

Dr. Hanswilhelm Bach 3
Graduate chemist, head of Environmental Health and Safety Affairs Ticona GmbH, Kelsterbach site

Hans-Jürgen Brinkmann 3
Plant mechanic, member of the Workers’ Council of Celanese Chemicals Europe GmbH, Ruhrchemie plant

Khaled S. Buhamrah
(until May 15, 2002)
Former Chairman and Managing Director of Petrochemical Industries Co., Kuwait
Member of the Board of Directors: Kuwait Petroleum Corporation

Armin Droth 1
Electrical engineer, representative of the VAA (German association of management and professional staff), member of the Workers’ Council of Celanese Chemicals Europe GmbH, Höchst site

Alan R. Hirsig 2, 4
Former Chief Executive Officer of ARCO Chemical Company, USA
Member of the Board of Directors: Checkpoint Systems Inc.*,
Hercules Inc.*, Philadelphia Suburban Corporation*

Dr. Joannes C. M. Hovers 1, 4
Former Chief Executive Officer of Oce N.V., Netherlands
Member of the Supervisory Board: GTI N.V.*, GVB N.V., Inter Access N.V., Koninklijke Grolsch N.V.*, Kusters Engineering N.V., Mignos en De Block N.V., Multi Processing Equipment Group N.V., De Nederlandsche Bank N.V., Penguin Ventures N.V., Randstad Holding N.V.*, Schils N.V., Stork MPS N.V., Tilburg University (KUB)

Ralf Sikorski 4
Labor union secretary, deputy regional head of the IG BCE for Hesse / Thuringia

Dr. Alfons Titzrath 3
Former Chairman of the Supervisory Board of Dresdner Bank AG,
Member of the Supervisory Board: Deutsche Lufthansa AG *, RWE AG*

Kendrick R. Wilson III 3
Managing Director of Goldman, Sachs & Co., USA
Member of the Board of Directors: Anthracite Capital Inc.*, American Marine Holdings Inc.

Werner Zwoboda 4
(until December 31, 2002)
Mechanic, former Chairman of the Central Workers’ Council of Ticona GmbH and member of the Group Workers’ Council of Celanese AG

1 Committee in accordance with § 27 MitbestG, (German Co-Determination Act)
2 Personnel and Compensation Committee
3 Finance and Audit Committee
4 Strategy Committee

* Listed company

Board of Management
As of December 31, 2002)

Claudio Sonder
Chairman

Member of the Supervisory Board: Dresdner Bank Lateinamerika AG, Hamburg,
Companhia Suzano de Papel e Celulose S.A.*, Brazil
Member of the Board of the Ibero-America Association, Hamburg

Andreas Pohlmann
(since October 22, 2002)
Chief Administrative Officer, Director of Personnel
Performance Products, Innovation, Environment, Personnel, Law

Member of the Supervisory Board: Pensionskasse der Mitarbeiter der Hoechst-Gruppe VvaG (German pension fund for employees of the Hoechst Group)

Perry W. Premdas
Chief Financial Officer
Acetate Products

Ernst Schadow
(until October 21, 2002)
Chief Technology Officer, Director of Personnel

David N. Weidman
Chief Operating Officer
Acetyl Products, Chemical Intermediates, Technical Polymers Ticona

Member of the Board of Directors: American Chemistry Council, National Advisory Council of the Marriott School of Management

* Listed company

FIVE-YEAR SUMMARY OF FINANCIAL DATA

	Year Ended December 31,
	2002	2001	2000	1999	1998
	(in € millions, except for share and per share data, percentages and number of employees)
Statement of Operations Data:
Net sales	4,325	4,777	4,885	4,048	4,051
Cost of sales	(3,643)	(4,132)	(4,155)	(3,375)	(3,206)
Gross profit	682	645	730	673	845
Selling, general and administrative expenses	(471)	(552)	(541)	(544)	(501)
Research and development expenses	(74)	(87)	(87)	(71)	(94)
Special charges, net (1)	1	(496)	(21)	(538)	(97)
Operating profit (loss) (2)	155	(488)	87	(490)	167
Interest and other income, net (3)	11	(2)	55	(69)	(72)
Income tax benefit (provision)	(53)	126	(88)	70	(100)
Minority interests	—	—	—	7	(40)
Earnings (loss) from continuing operations	113	(364)	54	(482)	(45)
Earnings (loss) from discontinued operations	55	(21)	4	290	1
Extraordinary loss, net of income tax	—	—	—	(15)	—
Cumulative effect of changes in accounting principles, net of income tax	19	—	—	—	—
Net earnings (loss)	187	(385)	58	(207)	(44)
Earnings (loss) per common share – basic and diluted (4)	3.72	(7.65)	1.09	(3.70)	(0.79)

Balance Sheet Data:
Total assets	6,127	7,064	7,642	7,789	7,566
Debt	615	880	1,165	948	1,422
Shareholders’ equity	2,005	2,210	2,843	2,866	2,736
Dividends paid per share	—	0.40	0.11	—	—
Common stock	140	143	143	143	—
Weighted average shares – basic and diluted	50,329	50,332	53,293	55,915	55,915

Other Data:
Operating margin (%)	3.58	(10.22)	1.78	(12.10)	4.12
Depreciation and amortization of tangible and intangible assets	286	390	356	309	284
Capital expenditures on tangible fixed assets	218	217	218	252	315
Trade Working Capital (5)	618	605	902	911	914
Number of employees on a continuing basis (end of period) in thousands	10.7	10.8	11.6	13.1	14.4

(1)	Special charges represent charges for the impairment of assets, litigation charges and restructuring charges, which include employee termination costs, plant and office closures and other costs. See Note 26 to the Consolidated Financial Statements.
(2)	Hoechst acquired substantially all the 49 percent minority interest in its Mexican subsidiary, Grupo Celanese, in December 1998, and contributed it to Celanese. If this minority interest had been contributed to Celanese as of January 1, 1998, Celanese’s operating profit for 1998 would have been reduced by €30 million, because of the amortization of goodwill associated with the acquisition.
(3)	Interest and other income, net, represents equity in net earnings of affiliates, interest expense, and interest and other income, net, as set forth in the Consolidated Financial Statements.
(4)	Earnings (loss) per common share — basic and diluted is calculated by dividing net earnings (loss) by the weighted average shares outstanding. At December 31, 2001 and 2000, Celanese did not have any dilutive common stock equivalents. On the effective date of the demerger, Hoechst issued 55,915,369 shares of Celanese to existing Hoechst shareholders; these shares are deemed to be outstanding for 1999 and all prior periods presented.
(5)	Celanese defines trade working capital as trade accounts receivable from 3rd parties and affiliates net of allowance for doubtful accounts, plus inventories, less trade accounts payable to 3rd parties and affiliates.